SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 8501 – 19° floor			2 - DISTRICT Pinheiros
3 - ZIP CODE 05425-070	4 – CITY Săo Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9242	9 - TELEPHONE 3025-9305	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 – FAX 3025-9217	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari
2 – ADDRESS Av. das Nações Unidas, 8501 – 19° floor			3 - DISTRICT Pinheiros
4 - ZIP CODE 05425-070	5 – CITY Săo Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9242	10 - TELEPHONE 3025-9305	11 - TELEX
12 - AREA CODE 011	13 – FAX 3025-9438	14 – FAX 3025-9217	15 - FAX -
16 - E-MAIL ri@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 – END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	2	4/1/2010	6/30/2010	1	1/1/2010	3/31/2010
09 - INDEPENDENT ACCOUNTANT Ernst&Young Terco Auditores Independentes Soc. Simples					10 - CVM CODE 00635-1
11 - PARTNER IN CHARGE Daniel Gomes Maranhão Junior					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 070.962.868-45

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2009
Paid-in Capital
1 - Common	429,348	419,336	133,463
2 - Preferred	0	0	0
3 - Total	429,348	419,336	133,463
Treasury share
4 - Common	600	600	3,125
5 - Preferred	0	0	0
6 - Total	600	600	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousands)	8 -SHARE PRICE WHEN ISSUED (In Reais)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 05/09/2011	2 – SIGNATURE

  (A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2010	4 – 12/31/2009
1	Total Assets	6,926,392	5,716,173
1.01	Current Assets	3,629,101	2,551,038
1.01.01	Cash and cash equivalents	1,147,359	773,479
1.01.01.01	Cash and banks	175,711	44,445
1.01.01.02	Financial Investments	971,648	729,034
1.01.02	Credits	1,245,035	911,333
1.01.02.01	Trade accounts receivable	1,245,035	911,333
1.01.02.01.01	Receivables from clients of developments	1,134,442	784,639
1.01.02.01.02	Receivables from clients of construction and services rendered	75,162	94,094
1.01.02.01.03	Other Receivables	35,431	32,600
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	607,847	604,128
1.01.03.01	Properties for sale	607,847	604,128
1.01.04	Other	628,860	262,098
1.01.04.01	Deferred selling expenses	739	424
1.01.04.02	Other receivables	613,186	245,246
1.01.04.03	Prepaid expenses	14,935	16,428
1.02	Non Current Assets	3,297,291	3,165,135
1.02.01	Long Term Receivables	989,191	1,033,310
1.02.01.01	Sundry Credits	711,931	831,226
1.02.01.01.01	Receivables from clients of developments	554,120	696,953
1.02.01.01.02	Properties for sale	157,811	134,273
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	277,260	202,084
1.02.01.03.01	Deferred taxes	166,233	138,056
1.02.01.03.02	Other receivables	111,027	64,028
1.02.02	Permanent Assets	2,308,100	2,131,825
1.02.02.01	Investments	2,076,331	1,904,297
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in associated and similar companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	1,731,625	1,565,228
1.02.02.01.04	Interest in Subsidiaries - goodwill	0	0
1.02.02.01.05	Other Investments	344,706	339,069
1.02.02.02	Property and equipment	28,755	22,842
1.02.02.03	Intangible assets	203,014	204,686
1.02.02.03.01	Goodwill on acquisition of subsidiaries	194,871	195,088
1.02.02.03.02	Other intangible	8,143	9,598
1.02.02.04	Deferred charges	0	0

  (A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 12/31/2009
2	Total Liabilities and Shareholders’ Equity	6,926,392	5,716,173
2.01	Current Liabilities	1,395,855	1,219,619
2.01.01	Loans and Financing	642,401	514,831
2.01.02	Debentures	112,134	111,121
2.01.03	Suppliers	78,376	61,137
2.01.04	Taxes, charges and contributions	92,006	77,861
2.01.05	Dividends Payable	50,716	50,765
2.01.06	Provisions	6,312	11,266
2.01.06.01	Provision for contingencies	6,312	11,266
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	413,910	392,638
2.01.08.02	Obligations for purchase of real estate and advances from customers	208,200	240,164
2.01.08.03	Payroll, profit sharing and related charges	38,026	38,896
2.01.08.04	Other liabilities	167,684	113,578
2.02	Non Current Liabilities	1,985,124	2,170,920
2.02.01	Long Term Liabilities	1,985,124	2,170,920
2.02.01.01	Loans and Financing	183,468	324,547
2.02.01.02	Debentures	1,148,000	1,196,000
2.02.01.03	Provisions	77,705	69,467
2.02.01.03.01	Provisions for contingencies	77,705	69,467
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	575,951	580,906
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	47,384	51,606
2.02.01.06.02	Deferred income tax and social contribution	218,366	186,862
2.02.01.06.03	Negative goodwill on acquisition of subsidiaries	8,045	0
2.02.01.06.04	Other liabilities	302,156	342,438
2.03	Deferred income	0	0
2.05	Shareholders' equity	3,545,413	2,325,634
2.05.01	Paid-in capital stock	2,711,168	1,625,544
2.05.01.01	Capital Stock	2,712,899	1,627,275
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	290,507	318,439
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	381,651	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0

  (A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 – IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 12/31/2009
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	162,087	0
2.05.07	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.01	Gross Sales and/or Services	357,966	784,735	285,558	513,554
3.01.01	Real estate development and sales	338,033	714,928	264,496	475,298
3.01.02	Construction services rendered revenue	11,457	18,665	8,971	18,202
3.01.03	Barter transactions revenue	8,476	51,142	12,091	20,054
3.02	Gross Sales Deductions	(32,260)	(45,338)	(9,032)	(16,163)
3.02.01	Taxes on sales and services	(29,689)	(39,971)	(8,290)	(15,090)
3.02.02	Brokerage fee on sales	(2,571)	(5,367)	(742)	(1,073)
3.03	Net Sales and/or Services	325,706	739,367	276,526	497,391
3.04	Cost of Sales and/or Services	(238,045)	(560,767)	(182,853)	(356,016)
3.04.01	Cost of Real estate development	(229,569)	(509,625)	(170,762)	(335,962)
3.4.02	Barter transactions cost	(8,476)	(51,142)	(12,091)	(20,054)
3.05	Gross Profit	87,661	178,630	93,673	141,375
3.06	Operating Expenses/Income	20,826	3,923	(74,093)	(130,190)
3.06.01	Selling Expenses	(15,978)	(31,822)	(16,040)	(32,650)
3.06.02	General and Administrative	(22,059)	(45,968)	(24,943)	(51,025)
3.06.02.01	Profit sharing	(6,790)	(6,800)	(5,736)	(5,736)
3.06.02.02	Stock option plan expenses	(1,491)	(3,719)	(1,074)	(7,264)
3.06.02.03	Other Administrative Expenses	(13,778)	(35,449)	(18,133)	(38,025)
3.06.03	Financial	(2,995)	(27,473)	(17,864)	(32,247)
3.06.03.01	Financial income	30,778	45,419	22,774	45,665
3.06.03.02	Financial Expenses	(33,773)	(72,892)	(40,638)	(77,912)
3.06.04	Other operating income	0	0	0	0
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortiz.	0	0	0	0
3.06.04.02	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(11,191)	(5,964)	(22,709)	(47,045)
3.06.05.01	Depreciation and Amortization	(1,929)	(5,705)	519	(3,118)

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.06.05.02	Other Operating expenses	(9,262)	(259)	(23,228)	(43,927)
3.06.06	Equity in results of investees	73,049	115,150	7,463	32,777
3.07	Total operating profit	108,487	182,553	19,580	11,185
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	108,487	182,553	19,580	11,185
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred Income Tax	(11,219)	(20,466)	3,472	13,884
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the Period	97,268	162,087	23,052	25,069
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	428,748	428,748	130,338	130,338
	EARNINGS PER SHARE (Reais)	0.22687	0.37805	0.17686	0.19234
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

2.   Accounting policies

The financial statements were approved by the Board of Directors in their meeting held on May 3, 2011.

The interim individual and consolidated financial information was prepared in accordance with the accounting practices adopted in Brazil, which comprise the Technical Pronouncement of the Accounting Pronouncement Committee (CPC) 21 and IAS 34 – Interim Financial Reporting, which considers the OCPC Guideline 04 on the application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method), issued by CPC, and approved by the Brazilian Securities Commission (CVM) and by the Brazilian National Association of State Boards of Accountancy (CFC), as well as the presentation of these information in accordance with the rules issued by CVM, applicable to the preparation of quarterly information (ITR).

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee (IFRIC). The results of this consideration may cause the Company to revise its accounting practices related to the recognition of results.

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.02	Net cash from investments activities	498,549	(310,476)	(105,606)	(113,657)
4.02.01	Purchase of property and equipment and deferred charges	(3,908)	(10,978)	(6,352)	(11,810)
4.02.02	Capital contribution in subsidiary companies	(39,762)	(56,884)	(22,351)	(97,824)
4.02.03	Restricted cash in guarantee to loans	542,219	(242,614)	(76,903)	(4,023)
4.03	Net cash from financing activities	53,250	922,366	166,880	141,752
4.03.01	Capital increase	21,681	1,085,624	3,062	3,062
4.03.02	Loans and financing obtained	104,907	169,317	299,548	333,700
4.03.03	Repayment of loans and financing	(82,658)	(300,924)	(198,202)	(257,108)
4.03.04	Assignment of credits receivable, net	0	0	3,583	3,209
4.03.05	Dividends paid	0	0	0	0
4.03.06	Public offering expenses and deferred taxes	(9,439)	(50,410)	0	0
4.03.07	CCI – Assignment of credits receivable	0	0	58,889	58,889
4.03.08	Capital reserve	18,759	18,759	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	120,092	131,266	56,874	55,811
4.05.01	Cash at the beginning of the period	55,619	44,445	43,382	44,445
4.05.02	Cash at the end of the period	175,711	175,711	100,256	100,256

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583
5.04	Net Income/Loss for the period	0	0	0	0	97,268	0	97,268
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	21,681	0	0	0	0	0	21,681
5.08.01	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.08.02	Exercise of stock options	1,398	0	0	0	0	0	1,398
5.09	Increase in capital reserves	0	(3,119)	0	0	0	0	(3,119)
5.09.01	Public offering expenses	0	(6,230)	0	0	0	0	(6,230)
5.09.02	Stock options program	0	1,491	0	0	0	0	1,491
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	162,087	0	162,087
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,085,624	0	0	0	0	0	1,085,624
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	1,591	0	0	0	0	0	1,591
5.08.03	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.09	Increase in capital reserves	0	(27,932)	0	0	0	0	(27,932)
5.09.01	Public offering expenses	0	(33,271)	0	0	0	0	(33,271)
5.09.02	Stock options program	0	3,719	0	0	0	0	3,719
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2010	4 – 12/31/2009
1	Total Assets	9,168,679	7,736,709
1.01	Current Assets	5,901,703	4,892,448
1.01.01	Cash and cash equivalents	1,806,384	1,424,053
1.01.01.01	Cash and banks	353,008	292,940
1.01.01.02	Financial Investments	1,285,720	1,003,747
1.01.01.03	Restricted credits	167,656	127,366
1.01.02	Credits	2,470,944	2,008,464
1.01.02.01	Trade accounts receivable	2,470,944	2,008,464
1.01.02.01.01	Receivables from clients of developments	2,391,584	1,908,795
1.01.02.01.02	Receivables from clients of construction and services rendered	77,073	96,005
1.01.02.01.03	Other Receivables	2,287	3,664
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,446,760	1,332,374
1.01.03.01	Properties for sale	1,446,760	1,332,374
1.01.04	Other	177,615	127,557
1.01.04.01	Deferred selling expenses	20,592	6,633
1.01.04.02	Other receivables	141,740	108,791
1.01.04.03	Prepaid expenses	15,283	12,133
1.02	Non Current Assets	3,266,976	2,844,261
1.02.01	Long Term Assets	2,996,166	2,583,099
1.02.01.01	Sundry Credits	2,482,953	2,184,265
1.02.01.01.01	Receivables from clients of developments	2,075,161	1,768,182
1.02.01.01.02	Properties for sale	407,792	416,083
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	513,213	398,834
1.02.01.03.01	Deferred taxes	311,693	281,288
1.02.01.03.02	Other receivables	201,520	117,546
1.02.02	Permanent Assets	270,810	261,162
1.02.02.01	Investments	0	0
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.02	Property and equipment	59,659	56,476
1.02.02.03	Intangible assets	211,151	204,686
1.02.02.03.01	Goodwill on acquisition of subsidiaries	194,871	195,008
1.02.02.03.02	Other intangibles	16,280	9,598
1.02.02.04	Deferred charges	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 12/31/2009
2	Total Liabilities and Shareholders’ equity	9,168,679	7,736,709
2.01	Current Liabilities	2,163,821	1,980,343
2.01.01	Loans and Financing	825,382	678,312
2.01.02	Debentures	123,608	122,377
2.01.03	Suppliers	244,545	194,331
2.01.04	Taxes, charges and contributions	154,983	177,392
2.01.05	Dividends Payable	52,287	54,279
2.01.06	Provisions	6,312	11,266
2.01.06.01	Provision for contingencies	6,312	11,266
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	756,704	742,386
2.01.08.01	Obligations for purchase of real estate and advances from customers	466,078	475,409
2.01.08.02	Payroll, profit sharing and related charges	73,057	61,320
2.01.08.03	Other liabilities	217,569	205,657
2.01.08.04	Deferred taxes	0	0
2.02	Non Current Liabilities	3,413,129	3,372,185
2.02.01	Long Term Liabilities	3,413,129	3,372,185
2.02.01.01	Loans and Financing	352,181	525,443
2.02.01.02	Debentures	1,748,000	1,796,000
2.02.01.03	Provisions	123,155	110,073
2.02.01.03.01	Provisions for contingencies	123,155	110,073
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	1,189,793	940,669
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	176,084	146,401
2.02.01.06.02	Deferred taxes	484,453	376,550
2.02.01.06.03	Other liabilities	521,211	417,718
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	8,045	0
2.03	Deferred income	0	0
2.04	Minority Interests	46,316	58,547
2.05	Shareholders' equity	3,545,413	2,325,634
2.05.01	Paid-in capital stock	2,711,168	1,625,544
2.05.01.01	Capital Stock	2,712,899	1,627,275
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	290,507	318,439
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	381,651	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 – IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2010	4 – 3/31/2010
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,533	38,533
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	162,087	0
2.05.07	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.01	Gross Sales and/or Services	1,003,861	1,942,737	733,197	1,299,008
3.01.01	Real estate development and sales	972,776	1,857,442	707,454	1,257,374
3.01.02	Construction services rendered revenue	13,592	21,469	9,788	17,087
3.01.03	Barter transactions revenue	17,493	63,826	15,955	24,547
3.02	Gross Sales Deductions	(76,419)	(107,710)	(27,379)	(51,303)
3.02.01	Taxes on sales and services	(71,035)	(96,547)	(24,249)	(45,959)
3.02.02	Brokerage fee on sales	(5,384)	(11,163)	(3,130)	(5,344)
3.03	Net Sales and/or Services	927,442	1,835,027	705,818	1,247,705
3.04	Cost of Sales and/or Services	(647,950)	(1,302,879)	(514,465)	(901,713)
3.04.01	Cost of Real estate development	(630,457)	(1,239,053)	(498,510)	(877,166)
3.4.02	Barter transactions cost	(17,493)	(63,826)	(15,955)	(24,547)
3.05	Gross Profit	279,492	532,148	191,353	345,992
3.06	Operating Expenses/Income	(153,106)	(313,710)	(153,404)	(305,214)
3.06.01	Selling Expenses	(61,140)	(112,434)	(51,182)	(97,788)
3.06.02	General and Administrative	(55,125)	(112,543)	(59,312)	(115,230)
3.06.02.01	Profit sharing	(10,886)	(12,579)	(7,395)	(8,747)
3.06.02.02	Stock option plan expenses	(2,584)	(5,767)	(3,746)	(12,313)
3.06.02.03	Other Administrative Expenses	(41,655)	(94,197)	(48,171)	(94,170)
3.06.03	Financial	(20,853)	(60,527)	(20,169)	(38,750)
3.06.03.01	Financial income	40,929	64,858	37,768	73,295
3.06.03.02	Financial Expenses	(61,782)	(125,385)	(57,937)	(112,045)
3.06.04	Other operating income	0	0	0	0
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortize	0	0	0	0
3.06.05	Other operating expenses	(15,988)	(28,206)	(22,741)	(53,446)
3.06.05.01	Depreciation and Amortization	(8,939)	(20,382)	(6,400)	(14,382)
3.06.05.02	Negative goodwill amortization	158	1,363	0	0

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
3.06.05.03	Other Operating expenses	(7,207)	(9,187)	(16,341)	(39,064)
3.06.06	Equity in results of investees	0	0	0	0
3.07	Total operating profit	126,386	218,438	37,949	40,778
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	126,386	218,438	37,949	40,778
3.10	Provision for income tax and social contribution	(9,977)	(17,723)	(4,519)	(10,831)
3.11	Deferred Income Tax	(12,083)	(26,826)	1,782	9,665
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(7,058)	(11,802)	(12,160)	(14,543)
3.15	Net income for the Period	97,268	162,087	23,052	25,069
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	428,748	428,748	130,338	130,338
	EARNINGS PER SHARE (Reais)	0.22687	0.37805	0.17686	0.19234
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.01	Net cash from operating activities	(356,081)	(471,171)	(128,918)	(240,593)
4.01.01	Cash generated in the operations	182,269	359,911	130,031	203,078
4.01.01.01	Net Income for the year	126,386	218,438	37,949	40,778
4.01.01.02	Stock options expenses	2,584	5,767	3,746	12,313
4.01.01.03	Gain on sale of investments	0	0	0	0
4.01.01.04	Unrealized interest and finance charges, net	27,529	92,030	45,752	83,628
4.01.01.05	Deferred taxes	0	0	0	0
4.01.01.06	Depreciation and amortization	8,939	20,382	8,041	14,382
4.01.01.07	Amortization of negative goodwill	(158)	(1,363)	(1,641)	0
4.01.01.08	Disposal of fixed asset	(331)	(331)	49	4,709
4.01.01.09	Provision for contingencies	2,819	5,977	24,950	23,439
4.01.01.10	Warranty provision	3,615	6,318	1,566	3,486
4.01.01.11	Profit sharing provision	10,886	12,579	7,395	8,747
4.01.01.12	Allowance for doubtful accounts	0	114	813	813
4.01.01.13	Minority interest	0	0	1,411	10,783
4.01.02	Variation in Assets and Liabilities	(538,350)	(831,082)	(258,949)	(443,671)
4.01.02.01	Trade accounts receivable	(429,973)	(769,573)	(320,539)	(795,594)
4.01.02.02	Properties for sale	(98,037)	(106,095)	58,301	239,051
4.01.02.03	Other Receivables	(143,442)	(97,975)	128,667	140,073
4.01.02.04	Deferred selling expenses	(1,790)	(13,959)	(3,866)	(5,809)
4.01.02.05	Prepaid expenses	117	0	519	313
4.01.02.06	Suppliers	9,897	50,214	47,643	43,001
4.01.02.07	Obligations for purchase of real estate and adv. from customers	12,686	20,352	(80,743)	(23,767)
4.01.02.08	Taxes, charges and contributions	7,265	12,284	(14,059)	7,457
4.01.02.09	Payroll, profit sharing and related charges	(4,371)	(840)	3,538	32,721
4.01.02.10	Other accounts payable	109,298	74,510	(78,410)	(81,117)

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -4/1/2010 to 6/30/2010	4 - 1/1/2010 to 6/30/2010	5 -4/1/2009 to 6/30/2009	6 - 1/1/2009 to 6/30/2009
4.01.02.11	Escrow deposits	0	0	0	0
4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	380,658	(350,598)	(556,308)	(616,975)
4.02.01	Purchase of property and equipment and intangible assets	(10,649)	(28,335)	(13,089)	(15,879)
4.02.02	Restricted cash in guarantee to loans	391,307	(322,263)	(543,219)	(601,096)
4.03	Net cash from financing activities	47,500	881,837	697,541	707,282
4.03.01	Capital increase	21,681	1,085,624	3,062	3,062
4.03.02	Loans and financing obtained	136,286	240,391	930,036	981,667
4.03.03	Repayment of loans and financing	(148,245)	(405,383)	(292,999)	(380,348)
4.03.04	Assignment of credits receivable, net	32,772	19,985	3,581	(14,354)
4.03.05	Dividends paid	0	0	0	0
4.03.06	Proceeds from subscription of redeemable equity interest in securitization fund	(4,314)	(13,982)	(10,935)	58,771
4.03.07	CCI – assignment of credits receivable	0	0	69,315	69,315
4.03.08	Dividends paid SCP	0	(13,147)	(4,519)	(10,831)
4.3.09	Public offering expenses and deferred taxes	(9,439)	(50,410)	0	0
4.03.10	Capital reserve	18,759	18,759	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	72,077	60,068	12,315	(150,286)
4.05.01	Cash at the beginning of the period	280,931	292,940	130,339	292,940
4.05.02	Cash at the end of the period	353,008	353,008	142,654	142,654

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583
5.04	Net Income/Loss for the period	0	0	0	0	97,268	0	97,268
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	21,681	0	0	0	0	0	21,681
5.08.01	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.08.02	Exercise of stock options	1,398	0	0	0	0	0	1,398
5.09	Increase in capital reserves	0	(3,119)	0	0	0	0	(3,119)
5.09.01	Public offering expenses	0	(6,230)	0	0	0	0	(6,230)
5.09.02	Stock options program	0	1,491	0	0	0	0	1,491
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	162,087	0	162,087
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,085,624	0	0	0	0	0	1,085,624
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	1,591	0	0	0	0	0	1,591
5.08.03	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.09	Increase in capital reserves	0	(27,932)	0	0	0	0	(27,932)
5.09.01	Public offering expenses	0	(33,271)	0	0	0	0	(33,271)
5.09.02	Stock options program	0	3,719	0	0	0	0	3,719
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413

(A free translation of the original in Portuguese)

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Notes to quarterly information (parent company and consolidated) as of June 30, 2010

(Amounts in thousands of Brazilian Reais, unless otherwise stated)

(Convenience translation into English from the original previously issued in Portuguese)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Av. das Nações Unidas, 8501, 19º andar, in the City and State of São Paulo,  and started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as means of meeting its objectives. The controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7).

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of total shares outstanding issued by Tenda. In connection with this acquisition, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 (Note 8).

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274. In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs (Note 15).

In May 2010, the Company approved the merger of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The Merger of Shares has the purpose of making viable the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the Merger of Shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in an increase in capital amounting to R$ 20,283 (Note 15).

(A free translation of the original in Portuguese)

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

2.   Accounting policies

The financial statements were approved by the Board of Directors in their meeting held on May 3, 2011.

The interim individual and consolidated financial information was prepared in accordance with the accounting practices adopted in Brazil, which comprise the Technical Pronouncement of the Accounting Pronouncement Committee (CPC) 21 and IAS 34 – Interim Financial Reporting, which considers the OCPC Guideline 04 on the application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method), issued by CPC, and approved by the Brazilian Securities Commission (CVM) and by the Brazilian National Association of State Boards of Accountancy (CFC), as well as the presentation of these information in accordance with the rules issued by CVM, applicable to the preparation of quarterly information (ITR).

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee (IFRIC). The results of this consideration may cause the Company to revise its accounting practices related to the recognition of results.

(A free translation of the original in Portuguese)

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2.   Accounting policies--Continued

2.1     Accounting judgments, estimates and assumptions

(i)      Judgments

The preparation of the parent company’s and consolidated interim information on the Company requires management to make judgments, estimates and adopts assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the interim statements base date. Assets and liabilities subject to estimates and assumptions include the useful life of property, plant and equipment, impairment of assets, deferred tax assets, provision for uncertainty tax positions, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments.

(ii)     Estimates and assumptions

The main assumptions related to sources of uncertainty in future estimates and other important sources of uncertainty in estimates at the balance sheet date, which may result in different amounts upon settlement are discussed below:

(A free translation of the original in Portuguese)

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FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

2.   Accounting policies --Continued

2.1     Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

a)     Impairment of non-financial assets

An impairment loss shall be recognized when the carrying amount of an asset or a cash-generating unit is in excess of its recoverable amount, which is the highest of the fair value less cost to sell and the value in use. The calculation of fair value less costs to sell is based on information available for sale transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. Cash flows are derived from the budget for the following five years, and do not include restructuring activities with which the Company has not committed to undertake or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate adopted under the discounted cash flow method, as well as the estimated future cash inflows and at the growth rate used for purposes of extrapolation. The main assumptions used to measure the recoverable amount of the cash-generating units are detailed in Note 9.

b)     Transactions with share-based payment

The Company measures the cost of transactions to be settled with shares with employees based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 15.3.

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

2.   Accounting policies --Continued

2.1     Accounting judgments, estimates and assumptions --Continued

(ii)   Estimates and assumptions --Continued

c)     Provisions for tax, labor and civil risks

The Company recognizes a provision for tax, labor and civil claims. The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, the existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

d)     Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method. The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

e)     Estimated costs of ventures

Total estimated costs, comprised of incurred and future costs for completing the construction works, are regularly reviewed, according to the construction progress, and the adjustments based on this review are reflected in the income statement, which form the basis for calculating the percentage in order to recognize the revenue, as described in Note 2.4.

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

2.   Accounting policies --Continued

2.2     Interim consolidated statements

The Company’s interim consolidated statements, which include the financial statements of subsidiaries and the joint ventures indicated in Note 8, were prepared in compliance with the applicable consolidation practices and the legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the Company.

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

2. Accounting policies --Continued

2.2 Consolidated financial statements --Continued

The Company carried out the proportionate consolidation of the interim financial statements of the jointly-controlled investees listed below, which main information is the following:

Investees	% ownership interest	Current		Non-current			Net	Gross	Net operating	Net financial	Income tax and social	Net income (loss)
		Asset	Liability	Asset	Liability	Equity	revenue	result	expense	income	contribution	for the period
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	60%	17,661	7,476	1	9,034	2,149	1,783	(1,619)	(71)	(372)	(12)	(2,074)
Gafisa SPE-40 Empreendimentos Imobiliários Ltda.	50%	10,301	2,627	2	2,433	6,933	7	140	3	(200)	14	(43)
Dolce Vita Bella Vita SPE S/A	50%	1,886	3,935	6	8	3,894	3,298	3,446	-	3	13	3,462
Saíra Verde Empreendimentos Imobiliários Ltda.	70%	808	(433)	(1)	27	610	57	56	-	1	(1)	56
DV SPE S/A	50%	1,366	467	1	(146)	1,901	31	23	-	-	11	34
Gafisa SPE-53 Empreendimentos Imobiliários Ltda.	80%	16,383	2,797	-	7,345	6,303	4,993	494	(2)	12	(125)	379
Gafisa e Ivo Rizzo SPE-47 Empreendimentos Imobiliários Ltda.	80%	34,526	11,002	-	7,265	16,278	(265)	(265)	(27)	(1)	-	(293)
Gafisa SPE-50 Empreendimentos Imobiliários Ltda.	80%	55,461	10,028	-	31,842	13,854	10,122	2,061	(202)	491	(594)	1,756
Gafisa/Tiner Campo Belo I - Empreendimento Imobiliário SPE Ltda.	45%	9,810	3,717	3	305	8,495	1,347	677	(1)	(445)	(9)	223
Península I SPE S/A	50%	11,110	13,634	-	269	(3,102)	2,399	1,179	(95)	35	(102)	1,018
Península 2 SPE S/A	50%	9,748	12,254	3	(1)	729	243	201	(1)	24	(95)	129
Gafisa SPE-32 Empreendimentos Imobiliários Ltda.	80%	23,062	5,304	(1)	8,812	7,990	7,129	2,760	(318)	3	(288)	2,156
Villaggio Panamby Trust S/A	50%	4,293	213	-	(32)	4,218	25	(84)	1	34	(13)	(61)
Gafisa SPE-44 Empreendimentos Imobiliários Ltda.	40%	3,379	586	1	133	3,581	-	-	(5)	-	-	(5)
Gafisa SPE-65 Empreendimentos Imobiliários Ltda.	80%	21,267	11,761	-	4,027	5,274	6,941	1,873	(63)	26	(288)	1,549
Gafisa SPE-72 Empreendimentos Imobiliários Ltda.	80%	5,038	2,700	(1)	29	1,275	2,570	805	(356)	45	(20)	117
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	80%	25,986	6,786	-	11,925	7,092	9,571	3,418	(140)	46	(341)	2,983
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	80%	9,026	578	2	7,330	2,659	-	-	(929)	37	-	(892)
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	50%	142	38	-	21	83	-	-	-	-	-	-
Gafisa SPE-70 Empreendimentos Imobiliários Ltda.	55%	14,332	1,370	-	35	12,933	-	-	(1)	(9)	-	(11)
Gafisa SPE-85 Empreendimentos Imobiliários Ltda.	80%	9,494	30,459	54	16,122	16,418	21,200	10,238	(321)	(24)	(657)	9,236
Gafisa SPE-100 Empreendimentos Imobiliários Ltda.	70%	2,055	230	-	25	1,800	-	-	-	-	-	-
Gafisa SPE-102 Empreendimentos Imobiliários Ltda.	80%	741	740	-	-	1	-	-	-	-	-	-
Gafisa SPE-92 Empreendimentos Imobiliários Ltda.	80%	11,916	12,999	4	3,233	41	1,801	549	(208)	365	(105)	594
Sítio Jatiuca Empreendimento Imobiliário SPE Ltda.	50%	108,148	50,596	1	45,515	12,653	27,955	2,240	(427)	(453)	(867)	492
Deputado José Lajes Empreendimento Imobiliário SPE Ltda.	50%	5,900	1,104	-	3,381	1,423	2,137	767	154	21	(62)	879
Alto da Barra de São Miguel Empreendimento Imobiliário SPE Ltda.	50%	30,239	9,990	-	20,384	94	6,911	3,935	(400)	(2)	(161)	3,373
Reserva & Residencial Spazio Natura Empreendimento Imobiliário SPE Ltda.	50%	1,666	4	-	276	1,386	-	-	(7)	-	-	(7)
O Bosque Empr. Imob. Ltda	60%	9,055	94	-	458	8,791	-	(33)	(38)	-	1	(70)
Grand Park - Parque das Aguas Empreendimentos Imobiliários Ltda	50%	24,664	18,152	10	3,668	12,821	15,800	4,320	(511)	(82)	(525)	3,203
Grand Park - Parque das Arvores Empreendimentos Imobiliários Ltda	50%	26,186	16,974	16	7,310	18,081	17,760	4,222	(495)	(6)	(525)	3,196
Dubai Residencial Empreendimentos Imobiliários Ltda.	50%	13,097	1,514	1	360	12,439	7,600	2,678	(285)	9	(243)	2,160
Varandas Grand Park Empreendimentos Imobiliários Ltda.	50%	7,478	2,459	6	9,471	1,929	8,040	2,750	(632)	-	(189)	1,928
Costa Maggiore Empreendimentos Imobiliários Ltda.	50%	27,340	2,829	1	16,412	8,703	9,907	2,698	(429)	90	(199)	2,058
City Park Brotas Empreendimentos Imobiliários Ltda.	50%	5,000	1,221	1	3,252	1,801	608	289	(222)	167	(39)	194
City Park Acupe Empreendimentos Imobiliários Ltda.	50%	4,832	1,204	1	2,338	1,955	763	298	(49)	140	(48)	342
Patamares 1 Empreendimentos Imobiliários SPE Ltda.	50%	9,494	3,370	1	1,104	6,026	5,602	2,112	(1,504)	258	(219)	648
Graça Empreendimentos Imobiliários Ltda.	50%	9,738	1	-	10,069	(332)	-	-	(51)	-	-	(51)
Acupe Exclusive Empreendimentos Imobiliários Ltda.	50%	2,482	939	-	1,365	300	1,081	349	(444)	42	(35)	(88)
Manhattan Square Empreendimentos Imobiliários Comercial 01 SPE Ltda.	50%	41,302	5,064	1	37,307	227	8,227	2,455	(1,041)	400	(262)	1,551
Manhattan Square Empreendimentos Imobiliários Comercial 02 SPE Ltda.	50%	7,780	4	-	6,527	1,249	-	-	-	(1)	-	(1)
Manhattan Square Empreendimentos Imobiliários Residencial 02 SPE Ltda.	50%	19,464	1	-	16,836	2,627	-	-	(2)	-	-	(2)
Manhattan Square Empreendimentos Imobiliários Residencial 01 SPE Ltda.	50%	104,947	16,534	-	84,550	3,890	18,464	9,844	(1,846)	802	(2,969)	5,832
FIT 13 SPE Empreendimentos Imobiliários Ltda.	50%	8,681	733	9	1,029	15,456	4,079	2,090	(1,087)	142	26	1,171
API SPE 28 - Planej.e Desenv.de Empreend.Imob.Ltda	50%	44,967	4,611	-	23,666	16,690	5,459	2,913	(853)	10	(227)	1,843
ALPHAVILLE URBANISMO S.A	80%	379,078	200,641	223	267,618	106,896	169,866	79,767	(33,069)	(7,154)	(5,350)	23
Gafisa SPE-48 S/A	80%	102,685	33,479	-	23,526	45,662	34,641	5,584	(531)	659	(1,370)	4,342
Gafisa SPE-51 Empreendimentos Imobiliários Ltda.	95%	125,083	55,114	-	7,777	62,174	39,312	15,358	82	59	(2,381)	13,119
Gafisa SPE-55 S.A.	80%	51,195	7,433	(1)	12,804	30,442	11,117	3,311	(768)	30	(334)	2,239
Gafisa SPE-77 Empreendimentos Imobiliários Ltda	65%	64,150	18,460	47	50,548	41,931	15,701	1,946	(692)	48	(1,924)	(622)
Saí Amarela S/A	50%	6,496	3,406	(1)	127	2,233	332	285	(204)	(32)	65	114
Sunshine S.A	60%	11,938	6,717	1	184	5,842	(1,308)	(809)	(48)	8	63	(788)
Cyrela Gafisa SPE Ltda	50%	4,197	582	-	116	3,499	(3)	(3)	(23)	211	3	188

(A free translation of the original in Portuguese)

Voluntary Ressubmission

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation June 30, 2010

The SPEs in which interest is over 50% are proportionally consolidated because they are managed jointly.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.3     Functional and presentation currency

The interim individual and consolidated financial statements are presented in Reais, which is also the functional currency of the Company and its subsidiaries.

2.4     Recognition of results

(i)    Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the construction period and the following procedures are adopted:

(a)    In the sales of finished units, the result is recognized when the sale is completed, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount.

(b)   In the sales of unfinished units, the following procedures and rules were observed:

•     The incurred cost (including the cost of land, and other expenditures directly related to the inventory increase) corresponding to the units sold is fully appropriated to the income statement;

•     The percentage of incurred cost of units sold (including land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, adjusted in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized in direct proportion to cost;

•     Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either current or non-current asset. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as "Payables  for purchase of land and advances from customers";

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.4     Recognition of results --Continued

(i)    Real estate development and sales --Continued

•     Interest and inflation-indexation charges on accounts receivable as from the time the customer takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the income statement from the development and sale of real estate using the accrual basis of accounting;

•     The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of finished units, following the same criteria for appropriation of real estate development cost of units under construction sold.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other advertising and publicity expenses are appropriated to the income statement as they are incurred – represented by media insertion – using the accrual basis of accounting.

(ii)   Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

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07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.4     Recognition of results --Continued

(iii)  Barter transactions

In barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value is recorded in inventories of properties for sale against liabilities for advances from customers, at the time the barter agreement is signed, provided that the real estate development recording register is obtained. Revenues and costs incurred from barter transactions are appropriated to the income statement over the course of construction period of the projects, as described in item (b) above.

(iv) ICPC 02 – paragraph 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the income statement, and the advances received in the balance sheet as payables for purchase of land and advances from customers.

2.5     Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contractual provisions of financial instruments, which include marketable securities, accounts receivable, cash and cash equivalents, loans and financing, suppliers, and other debts. Financial instruments that are not recognized at fair value through profit and loss are added by any directly attributable transactions costs.

After the initial recognition, financial instruments are measured as described below:

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

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07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.5     Financial instruments --Continued

(i)    Financial instruments at fair value through profit and loss

A financial instrument is classified into fair value through profit and loss if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through profit and loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, attributable transaction costs are recognized in the income statement when incurred. Financial instruments at fair value through profit and loss are measured at fair value, and their fluctuations are recognized in the income statement.

In the year ended December 31, 2009, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in the income statement for the year, which were settled by the end of 2009. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging. Derivatives are initially recognized at fair value, and the attributable to transaction costs are recognized in the income statement when incurred. After the initial recognition, derivatives are measured at fair value and the changes are recognized in the income statement.

(ii)   Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable, except for impairment of interests calculated under the effective interest method, and the foreign exchange gains or losses on monetary assets that are directly recognized in results for the period.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.5     Financial instruments --Continued

(iii)  Loans and receivables

After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method, less impairments, if any.

2.6     Cash and cash equivalents, and marketable securities and collaterals

Cash and cash equivalents substantially include demand deposits and bank deposit certificates under resale agreements, denominated in reais, with high market liquidity and maturity that does not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

Marketable securities and collaterals include available-for-sale securities, bank deposit certificates, investment funds, in which the Company is the sole shareholder, and are fully consolidated, and collaterals.

2.7     Trade accounts receivable

Trade accounts receivables are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts is recorded at an amount considered sufficient by management to cover estimated losses on realization of credits that do not have general guarantee.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) and interest, after the delivery of the units.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

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07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.8     Housing loan certificates - CRIs

The Company assigns receivables for the securitization and issuance of mortgage-backed securities (CRI). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable from units sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure assigned receivables, are recorded in the balance sheet as non-current receivables at fair value.

2.9     Credit Rights Investment Fund (FIDC) and Housing Loan Certificate (CCI)

The Company consolidates Credit Rights Investment Fund (FIDC) in which it holds subordinated shares, subscribed and paid in by the Company in receivables.

Pursuant to CVM Rule No. 408, the consolidation by the Company of FIDC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still has control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

When consolidating the FIDC in its financial statements, the Company discloses the receivables in the group of accounts of receivables from customers and the FIDC net worth is reflected in other accounts payable, the balance of subordinated shares held by the Company being eliminated in this consolidation process. The financial costs of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the housing loan certificate (CCI), which is assigned to financial institutions that grant loans. The funds from assignment are classified in the heading other accounts payable, until certificates are settled by customers.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.10   Properties for sale

Land is stated at cost of acquisition.  Land is recorded only after the deed of property is registered, not being recognized in the financial statements while in progress, regardless of the likelihood of success or stage of development. The Company and its subsidiaries acquire a portion of its land through barter transactions, which, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value, and revenue and cost are recognized according to the criteria described in Note 2.4 (i).

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction (materials, own or outsourced labor, and other related items), plots of land, and expenses for remedial actions on land and ventures, land and financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the carrying amount is considered no longer to be recoverable.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development, regardless any events or changes in macroeconomic scenarios indicate that the carrying amount may not be recoverable. If the carrying amount of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, and plots of land, while the activities for preparation of assets for resale are being carried out, since there are loans outstanding, which are recognized in the income statement in the proportion to units sold, the same criterion for other costs.

2.11   Deferred selling expenses - commissions

Brokerage expenditures are recorded in the income statement following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.12   Provision for warranty

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

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07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided.  The warranty period is five years from the delivery of the unit.

2.13   Prepaid expenses

These are recorded in the income statement in the period to which they relate.

2.14   Property, plant and equipment

Recorded at cost, less any applicable accumulated depreciation and any accumulated impairment losses.

A property, plant and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) of property, plant and equipment shall be included in statement of income when the asset is derecognized.

In view of the Brazilian accounting practice, for the purpose of fully adhering to the process for convergence into the international practices, in the first-time adoption of technical pronouncements CPC27 (IAS16) and CPC28 (IAS40), there is the option to make adjustments in the opening balances in a way similar those permitted by the international accounting standards, with the use of the concept of attributed cost, as prescribed in the technical pronouncements CPC37 (IFRS1) and CPC 43.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.14   Property, plant and equipment --Continued

The Company opted for not restating the property, plant and equipment items at fair value on the transition date, taking into account that: (i) the method of cost less allowance for doubtful accounts is the best to state the property, plant and equipment of the Company; (ii) the Company has effective control over property, plant and equipment items that enables the determination of the estimated useful life of assets, and (iii) the depreciation rates used fairly represent the useful life of assets, which allows us to conclude that the property, plant and equipment value is close to the fair value.

Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as follows:

(i)     Vehicles – 5 years;

(ii)    office equipment and other installations - 10 years;

(iii)   sale stands, facilities, display apartments and related furnishings - 1 year.

The residual value, useful life, and depreciation methods are reviewed at the end of each year.

Expenditures incurred for the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property, plant and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

2.15   Intangible assets

(i)      Expenditures related to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years, and are subject to periodical assessments about impairment of assets.

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the carrying amount of net tangible assets of the acquiree.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

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07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.15   Intangible assets --Continued

Up to December 31, 2008, goodwill was amortized in accordance with the underlying economic basis, the assessment of the respective acquirees upon acquisition, which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. As from January 1, 2009 goodwill is no longer amortized.

Goodwill recorded at June 30, 2010 refers to acquisitions before the date of transition to CPC/IFRS, and the Company opted for not retrospectively recognizing the acquisitions before the transition date, to adjust any of the respective goodwill.

The impairment test of goodwill is carried out annually (at December 31) or whenever circumstances indicate an impairment loss.

Goodwill that is not justified by future profitability is immediately recognized as a loss in income for the year.

2.16   Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, and/or has governance power over the financial and operating policies of an entity, the latter is considered a subsidiary. In situations in which agreements grant the other company veto rights, significantly affecting business decisions with regards to its investee, the latter is considered a jointly-controlled investee. Investments in subsidiaries and jointly-controlled investees are recorded in the Company under the equity method. The jointly-controlled investees are accounted for under the proportionate consolidation, based on the ownership interest of the Company.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for future capital increase.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.17   Payables for purchase of land and advances from customers due to barter transactions

Payables for purchase of land and advances from customer due to barter transactions are contractual obligations established for purchases of land in inventory (property for sale), which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value.

2.18   Income tax and social contribution on net profit

(i)  Current income tax and social contribution

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the deemed profit regime, method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues and for the social contribution basis at 12% on gross revenues.

(ii) Deferred income tax and social contribution

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Entities whose taxable profit is calculated as a percentage of gross sales cannot offset prior year losses carry forwards against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 16).

2.19   Other current and non-current liabilities

These liabilities are stated on an accrual basis at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. Where applicable, current and non-current

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

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07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.20   Stock option plans

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options”), according to which services are received as consideration of granted options.

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense as contra-entry to equity as service is rendered.

In an equity-settled transaction, in which the plan is modified, a minimum expense recognized corresponds to the expenses as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.  In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting Policies --Continued

2.21   Other employee benefits

The benefits granted to the Company’s employees and management include, as fixed compensation (salaries, social security (INSS) contributions, vacation and 13th monthly salary) and variable compensation such as profit sharing, bonus, and share-based payment. These benefits are recorded in income for the year, under the heading general and administrative expenses, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business ones and, finally, the individual goals.

The Company and its subsidiaries do not have private pension or retirement plans or other post-employment benefits.

2.22   Present value adjustment – assets and liabilities

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of unfinished units, real estate development entities have receivables  prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of accounts receivable related to the “after handover of keys” period.

The financial charges of funds used in the construction and finance of real estate ventures are capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in real estate development operating costs or against inventories of properties for sale, as the case may be, until the construction phase of the venture is completed.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.22   Present value adjustments– of assets and liabilities --Continued

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Note 5).

2.23   Provision for impairment of non-financial assets

Management reviews annually, at each balance sheet date, the carrying amount of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, the carrying amount exceeds the recoverable amount, so a provision for impairment is recorded, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless if there is any indications of impairment. This test is performed applying a reduction in value discounted at present value, using a discount rate before taxes that reflect the weighted average cost and capital.

2.24   Debenture and public offering expenses

Transaction costs and premiums on issuance of securities, as well as share issuance expenses, are accounted for as a direct reduction of capital raised.  In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the net balance is classified as reduction of the respective transaction (Note 11).

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.25   Borrowing costs

                 The borrowing costs directly attributable to ventures during the construction phase, and land, when the development of the asset for sale is being performed, shall be capitalized as part of the cost of that asset, since there are borrowings outstanding, which are recognized in income to the extent units are sold, the same criteria for other costs. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred.

2.26   Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable future economic benefits be required to settle the payable, and a reliable estimate can be made of the amount of the obligation.

(i)      Provisions for tax, civil and labor risks

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made. The assessment of the probability of loss includes the evaluation of available evidence, the hierarchy of Laws, the available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the change in circumstances, such as applicable lapse, findings of tax inspections, or additional identified exposures based on new issues or court decisions.

Contingent liabilities which losses are considered possible are only disclosed in a note to financial statements, and those which losses are considered remote are not accrued nor disclosed.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.26   Provisions --Continued

(ii)     Allowance for doubtful accounts

The allowance for doubtful accounts is recorded at an amount considered sufficient by Management to cover estimated losses on realization of credits that do not have general guarantee.

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes.

2.27   Statements of cash flows and value added

The statements of cash flows are prepared and presented in accordance with CVM Resolution No. 641, of October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the CPC. The statements of value added are prepared and presented in accordance with CVM Resolution No. 557, of November 12, 2008, which approved the accounting pronouncement CPC No. 09 – Statement of Value Added, issued by CPC.

2.28   Treasury shares

                 Own equity instruments that are repurchased (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in income statement upon purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2.   Accounting policies --Continued

2.29   Earnings per share – basic and diluted

Earnings per share are calculated by dividing the net income available to ordinary shareholders by the average number of shares outstanding over the period. Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the numbers of shares outstanding are increased to include the additional shares, which would have been considered in the basic earnings calculation, in case the shares with dilution potential had been converted.

2.30   Business combinations

                 Business combinations from January 1, 2009

                 Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, stated at fair value on the acquisition date, and the value of any non-controlling interests in the acquiree. For each business combination, the acquirer shall measure the non-controlling interests in the acquiree at fair value or based on its share of the acquiree’s identifying net assets. Costs directly attributed to acquisition shall be accounted for as expenses when incurred.

                 When acquiring a business, the Company measures the financial assets and liabilities assumed with the objective of classifying and allocating them according to the contractual terms, economic conditions, and other pertinent conditions as they exist at the acquisition date, which includes the separation by the acquiree of embedded derivatives existing in the host contracts of the acquiree.

                 If the business combination is achieved in stages, the fair value at the date of acquisition of the previously held equity interest in the acquiree is remeasured at its acquisition-date fair value, the impacts being recognized in the income statement.

                 Any contingent consideration to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration, classified as an asset or liability, shall be recognized in accordance with CPC 38 in the income statement or in other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is completely settled in equity.

                 Initially, the goodwill is measured as the excess of the transferred consideration over the acquired net assets (net identifiable assets acquired and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference shall be recognized as gain in the income statement.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

                 After the initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For purposes of impairment test, the goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit of the Company that is expected to be benefited by the combination synergies, regardless the fact that other assets or liabilities of the acquiree are attributed to these units.

                 When the goodwill is allocated to a part of a cash-generating unit, and a portion of such unit is disposed of, the goodwill associated with the disposed of portion shall be included in the cost of the operation when determining the gain or loss on disposal. Goodwill disposed of under such circumstances is calculated based on amount proportional to the disposed portion in relation to the cash-generating unit retained.

3.   First-time adoption of the International Financial Reporting Standards

Until December 31, 2009 the Company’s interim individual and consolidated financial statements had been prepared in accordance with the accounting practices adopted in Brazil, the supplementary rules of CVM, the technical pronouncements of CPC issued through December 31, 2008, and the provisions contained in the Brazilian Corporation Law, the basis of the accounting practices adopted in Brazil.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards--Continued

The Company prepared its opening balance sheet on the transition date  January 1, 2009, and, therefore, applied the mandatory exceptions and certain optional exemptions from retrospective application, as established in the technical pronouncements, interpretations and guidelines issued by the CPC, and approved by CVM, to the Company’s individual financial statements.  The consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Securities and Exchange Commission (CVM), and the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage-of-completion method). CPC 37 (R1) requires that an entity develops accounting policies based on the standards and interpretations of CPC, and the International Financial Reporting Standards (IFRS) in effect at the closing date of its first individual and consolidated financial statements, and that these policies be applied on the transition date and during all periods presented in the first financial statements prepared in accordance with the Standards issued by CPC and IFRS, as approved in Brazil, the Company having adopted all pronouncements, guidelines and interpretations of the CPC issued until June 30, 2010. Consequently, the consolidated financial statements are in accordance with the IFRS, as approved in Brazil by CPC, CVM and CFC.  The main differences between the current and the previous accounting practices adopted on the transition date, including the reconciliations of  equity and income, are described in item 3.2.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

The quarterly information (ITR) originally presented on August 3, 2010, is presented restated as required by the CVM Resolution No. 603/09 (amended by the CVM Resolution No. 656/11) in order to contemplate the effects of the adoption of the new Pronouncements, Interpretation and Guidelines issued by the CPC in 2009 effective for 2010. The effects of the adoption of these standards on the individual and consolidated equity and net income of the Company at June 30, 2009 are as follows:

		Individual	Consolidated
		Equity	Result for the period ended
		06/30/2009	06/30/2009
Current accounting practice		1,759,612	23,051
Gain on partial disposal of investment	(iii)	(64,192)	52,601
Deferred income tax and social contribution	(iii)	21,826	(17,884)
Previous accounting practice (effective through 12.31.2009)		1,717,246	57,768

.

		06/30/2009	06/30/2009
Current accounting practice		2,306,706	23,051
Gain on partial disposal of investment	(iii)	(64,192)	52,601
Deferred income tax and social contribution	(iii)	21,826	(17,884)
Non-controlling interest	(ii)	(547,094)	-
Previous accounting practice (effective through 12.31.2009)		1,717,246	57,768

The Company did not have any effect on the individual and consolidated equity and net income at June 30, 2010 arising from the first-time adoption of CPC.

3.1     Mandatory exceptions and exemptions from retrospective application

CPC 37 (R1) allows companies to apply certain optional exemptions.  The Company analyzed all optional exemptions, the result of which is presented below:

(i)      Mandatory exceptions for business combinations: The Company applied CPC 15 from the year beginning on January 1, 2010, with retrospective application only for the immediately prior year, beginning on January 1, 2009;

(ii)     Exemption for presentation of fair value of property, plant and equipment as deemed cost: The Company opted for not stating its property, plant and equipment at the transition date at fair value, but to maintain the previously estimated cost;

(iii)    Exemption for measurement of compound financial instruments: The Company does not have any transactions subject to this standard.

(iv)  Effects of changes in foreign exchange rates and translation of financial statements: This standard does not apply to the Company’s operations.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

The following exemptions are not applicable to the Company’s operations and do not impact the financial statements on the first-time adoption date:

(i)      Employee benefits CPC 22: The Company does not have any private pension plans or other benefits that are characterized as defined benefit plan;

(ii)     Insurance contracts CPC 11: The standard is not applicable to the Company’s operations;

(iii)    Service concession arrangements ICPC 01: The Company does not have any utilities concession operations.

In addition to optional exemptions, CPC 37 (R1) also expressly prohibits the adjustments of certain transactions in the first adoption, because it would require the management to carry out analysis of past conditions after the actual result of the respective transactions. The mandatory exceptions comprise the following:

(i)      Derecognition of financial assets and financial liabilities: The Company did not make any retrospective adjustments to its financial assets and liabilities, for purposes of the first adoption, since there was no difference from the previous accounting practice.

(ii)     Hedge accounting: The hedge transactions existing in 2009 followed the accounting practices according to the standard issued by CPC at the transition date. The Company does not apply hedge accounting for derivatives.

(iii)    Changes in estimates: The estimates adopted on transition to CPC are not consistent with those adopted by the previous accounting criteria.

(iv)   Non-controlling interest: The profit or loss for the period and each component of other comprehensive income (directly recognized in the equity) are attributed to the Company’s owners and to the non-controlling interest. The total comprehensive income is attributed to the Company’s owners and to the non-controlling interests, whether such profit or loss cause the non-controlling interest to be negative.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.    First-time adoption of the International Financial Reporting Standards --Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements

The quarterly information (ITR) originally presented on August 3, 2010, is presented restated as required by the CVM Resolution No. 603/09 (amended by the CVM Resolution No. 656/11) in order to contemplate the effects of the adoption of the new Pronouncements, Interpretation and Guidelines issued by the CPC in 2009 effective for 2010. The effects of the adoption of these standards are as follows:

3.2.1.   Opening Balance Sheet at June 30, 2010

		Individual			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice
Current assets		3,629,101		3,629,101	5,901,703		5,901,703
Cash and cash equivalents	(i)	58,552	117,159	175,711	138,674	214,334	353,008
Marketable securities	(i)	1,088,807	(117,159)	971,648	1,667,710	(214,334)	1,453,376
Trade accounts receivable		1,245,035		1,245,035	2,470,944		2,470,944
Properties for sale		607,847		607,847	1,446,760		1,446,760
Other		628,860		628,860	177,615		177,615
Non-current assets		3,231,690	65,601	3,297,291	3,196,491	70,485	3,266,976
Long-term assets	(iv)	923,590	65,601	989,191	2,925,681	70,485	2,996,166
Permanent asset		2,308,100		2,308,100	270,810		270,810
Total assets		6,860,791	65,601	6,926,392	9,098,194	70,485	9,168,679

Current liabilities		1,395,855		1,395,855	2,163,821		2,163,821
Minimum mandatory dividends		50,716		50,716	52,287		52,287
Other		1,345,139		1,345,139	756,704		756,704
Non-current liabilities		1,919,523	65,601	1,985,124	3,342,644	70,485	3,413,129
Other	(iv)	1,701,157	65,601	1,766,758	705,340	70,485	775,825
Deferred income tax and social contribution	(iii)	218,366		218,366	484,453		484,453
Non-controlling interests	(ii)	-		-	46,316		46,316
Equity	(ii) (iii)	3,545,413		3,545,413	3,545,413		3,545,413
Total liabilities and equity		6,860,791	65,601	6,926,392	9,098,194	70,485	9,168,679

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements --Continued

3.2.2.   Closing balance sheet at 12.31.2009

		Individual			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice
Current assets		2,551,038	-	2,551,038	4,892,448	-	4,892,448
Cash and cash equivalents and marketable securities		773,479	-	773,479	1,424,053	-	1,424,053
Cash and cash equivalents	(i)	745,515	(701,070)	44,445	1,376,788	(1,083,848)	292,940
Marketable securities	(i)	27,964	701,070	729,034	47,265	1,083,848	1,131,113
Trade accounts receivable		911,333	-	911,333	2,008,464	-	2,008,464
Properties for sale		604,128	-	604,128	1,332,374	-	1,332,374
Other		262,098	-	262,098	127,557	-	127,557
Non-current assets		3,124,403	40,732	3,165,135	2,795,875	48,386	2,844,261
Long-term assets	(iv)	992,578	40,732	1,033,310	2,534,713	48,386	2,583,099
Permanent assets		2,131,825	-	2,131,825	261,162	-	261,162
Total assets		5,675,441	40,732	5,716,173	7,688,323	48,386	7,736,709

Current liabilities		1,219,619	-	1,219,619	2,020,602	(40,259)	1,980,343
Minimum mandatory dividends		50,716	-	50,716	54,279	-	54,279
Other	(v)	1,168,903	-	1,168,903	1,966,323	(40,259)	1,926,064
Non-current liabilities		2,130,188	40,732	2,170,920	3,283,540	88,645	3,372,185
Other	(iv)	1,943,326	40,732	1,984,058	2,947,249	48,386	2,995,635
Deferred income tax and social contribution	(v)	186,862	-	186,862	336,291	40,259	376,550
Non-controlling interest	(ii)	-	-	-	58,547	(58,547)	-
Equity	(ii)	2,325,634	-	2,325,634	2,325,634	58,547	2,384,181
Total liabilities		5,675,441	40,732	5,716,173	7,688,323	48,386	7,736,709

The summary of the adjustments made is presented below:

		Individual		Consolidated
		Equity	Result for the year	Equity	Result for the year
		06/30/2009	06/30/2009	06/30/2009	06/30/2009
Current accounting practice		3,545,413	23,051	3,591,729	23,051
Gain on partial disposal of investment	(iii)	-	52,601	-	52,601
Deferred income tax and social contribution	(iii)	-	(17,884)	-	(17,884)
Non-controlling interest	(ii)	-	-	(46,316)	-
Previous accounting practice		3,545,413	57,768	3,591,729	57,768

3.   First-time adoption of the International Financial Reporting Standards --Continued

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements--Continued

3.2.3    Opening statement of cash flows at 06.30.2010

		Individual			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice

Profit before income tax and social contribution	(iii)	162,087	20,466	182,553	162,087	69,699	231,786
Expenses (income) not affecting cash and cash equivalents and marketable securities	(iii)	(15,006)	(20,466)	(35,472)	167,526	(69,699)	97,827
Increase/decrease in asset and liability accounts		(627,705)		(627,705)	(800,784)		(800,784)
Cash used in operating activities		(480,624)	-	(480,624)	(471,171)	-	(471,171)
Cash used in investing activities	(i)	(430,722)	109,072	(321,650)	(523,323)	184,734	(338,589)
Cash from financing activities		922,366		922,366	881,837		881,837
Net increase (decrease) in cash and cash equivalents	(i)	11,020	109,072	120,092	(112,657)	184,734	72,077
Cash and cash equivalents
At the beginning of the year	(i)	745,515	(689,896)	55,619	1,249,422	(968,491)	280,931
At the end of the year	(i)	756,535	(580,824)	175,711	1,136,765	(783,757)	353,008
Net increase (decrease) in cash and cash equivalents		11,020	109,072	120,092	(112,657)	184,734	72,077

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards--Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements --Continued

3.2.4    Closing statement of cash flows at 12.31.2009

		Individual			Consolidated
	Item	Previous accounting practice	Adjustments	Current accounting practice	Previous accounting practice	Adjustments	Current accounting practice

Profit before income tax and social contribution	(iii)	257,668	(169,394)	88,274	350,168	(169,394)	180,774
Expenses (income) not affecting cash and cash equivalents and marketable securities	(iii)	(33,434)	169,394	135,960	154,926	169,394	324,320
Increase/decrease in asset and liability accounts		(443,892)	-	(443,892)	(1,197,178)	-	(1,197,178)
Cash used in operating activities		(219,658)	-	(219,658)	(692,084)	-	(692,084)
Cash used in investing activities	(i)	(196,939)	(586,684)	(783,623)	(15,447)	(746,717)	(762,164)
Cash from financing activities		996,896	-	996,896	1,555,745	-	1,555,745
Net increase (decrease) in cash and cash equivalents and marketable securities		580,299	(586,684)	(6,385)	848,214	(746,717)	101,497
Cash and cash equivalents and marketable securities
At the beginning of the year	(i)	165,216	(114,386)	50,830	528,574	(337,131)	191,443
At the end of the year	(i)	745,515	(701,070)	44,445	1,376,788	(1,083,848)	292,940
Net increase (decrease) in cash and cash equivalents and marketable securities		580,299	(586,684)	(6,385)	848,214	(746,717)	101,497

(i)      Cash and cash equivalents: In accordance with CPC 3(R2), an investment qualifies for cash equivalent only if its maturity is in short term, that is, three months or less, counted as from its date of acquisition. Therefore, the Company reclassified balances from the group of cash and cash equivalents and marketable securities to that of marketable securities;

(ii)     Non-controlling interest: According to the accounting practices adopted in Brazil, pursuant to the Brazilian Accounting Standard (NBC) T 08 , non-controlling interest in the  equity of controlled entities shall be separated in the consolidated balance sheet, immediately before the equity accounts, and in the consolidated net income.  Pursuant to CPC 36, the non-controlling interests shall be presented in the group of accounts of equity of consolidated statements, separated from the controlling interest.  Income shall be attributed to controlling and non-controlling interest, even if the share of the latter is a deficit.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

3.2     Reconciliation of the accounting practices applied in the preparation of the previously presented financial statements --Continued

3.2.4    Statement of cash flows ended March 31, 2010--Continued

(iii)    Business Combinations: In accordance with CPC 15, the Company amortized in 2008 the totality of negative goodwill arising from the acquisition of interest in Tenda, at the total amount of R$210,402, for advantageous purchase. The balance of the negative goodwill amortized in 2009 amounting to R$ 169,394 (R$ 41,008 in 2008), as well as its tax effect amounting to R$57,594, were retrospectively adjusted in the opening balance sheet.

(iv)    Presentation of judicial deposits: In Brazil, in accordance with NPC 22/05, not rarely does a management of an entity questions the legitimacy of certain liabilities, and due to such questioning, through judicial order or strategy of the management itself, the disputed amounts are judicially deposited, without the liability settlement being characterized.  In this circumstance, if there is not any possibility of withdrawing the deposit, unless there is a favorable outcome is awarded to the Company, the deposit shall be presented with the deduction of the applicable liability amount.  As to disclosure, in cases in which liabilities are settled with the amounts deposited in court, permitted pursuant to the NPC provisions, the amounts that are being settled and the explanation about the possible existing differences shall be included in a note to financial statements. In accordance with CPC 37 (R1), an entity shall not present assets and liabilities, or net revenue and expenses, unless it is required or permitted by the legislation. The understanding of this pronouncement is that in the case of judicial deposits, an entity shall present assets and liabilities separately, once such deposit does not meets the criteria for net presentation. The net presentation, in both balance sheet and income statement, except when such net presentation reflects the substance of the transaction or other event, reduces the capacity of the financial statements users to understand the transactions, other events, and the conditions that occurred, and estimate the future cash flow of the entity.  Therefore, the Company reclassified balances, recording in non-current assets the amounts of the judicial deposits.

(v)     Reclassification of deferred taxes: The previous accounting practice determines that deferred asset and liabilities shall be classified in current and non-current, depending upon the expectation on its realization or settlement.  In accordance with CPC 37 (R1), when an entity presents current and non-current assets, and current and non-current liabilities, classifying them separately in the balance sheet, it shall not classify deferred tax assets or deferred tax liabilities as current. Therefore, the Company reclassified the deferred income tax, which used to be classified in current and non-current assets to non-current deferred income tax asset and liability.

3.3.    New pronouncements issued by the IASB

                 Until the disclosure date of these interim individual and consolidated financial statements, the following pronouncements and interpretations issued by the IASB were published, however, their application was not mandatory for the year beginning January 1, 2010:

New Standards	Mandatory application for years beginning as from:
IFRS 9 – Financial Instruments (i)	January 1, 2013
IAS 24 – Revised Related Party: Disclosures (ii)	January 1, 2011
New Interpretations
IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments (iii)	July 1, 2010
Amendment to IFRIC 14 – Prepayments of minimum funding requirements (iv)	January 1, 2011
Amendments to the Existing Standards
Amendment to IAS 32 – Financial Instruments: Presentation and Classification of Rights Issues	February 1, 2010
Amendment to IAS 1 – Presentation of Financial Statements	January 1, 2011
Amendment to IFRS 3 – Business Combinations	January 1, 2011
Amendment to IFRS 7 – Financial Instruments: Disclosure, Transfer of Financial Assets	January 1, 2013

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

(i)      IFRS 9 ends the first part of the Project for replacing “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining impairment of assets. This standard shall be effective for the fiscal years beginning as from January 1, 2013. The Company does not expect that this change causes impact on its consolidated financial statements.

(ii)     It simplifies the disclosure requirements for government entities and clarifies the definition of related party. The revised standard deals with aspects that, according to the previous disclosure requirements and related party definition, were too complex and hardly applicable, mainly in environments with wide governmental control, offering partial exemption to government companies and a revised definition of the related party concept. This amendment was issued in November 2009, and shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

3.   First-time adoption of the International Financial Reporting Standards --Continued

3.3.    New pronouncements issued by IASB --Continued

(iii)    IFRIC 19 was issued in November 2009 and is effective as from July 1, 2010, its early adoption being permitted. This interpretation clarifies the requirements of the International Financial Reporting Standards (IFRS) when an entity renegotiates the terms of a financial liability with its creditor and the latter agrees to accept the shares of the entity or other equity instruments to fully or partially settle the financial liability. The Company does not expect that IFRIC 19 has impact on its consolidated financial statements.

(iv)    This amendment applies only to those situations in which an entity is subject to minimum funding requirements and prepays contributions to cover such requirements. This amendment permits that this entity account for the benefit of such prepayment as asset. This amendment shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements.

There are no other Standards or interpretations issued, or adopted that may, in the Management’s opinion, produce significant impact on the income statement or the equity disclosed by the Company.

The Company does not expect significant impacts on consolidated financial statements upon the first-time adoption of new pronouncements and interpretations.

CPC has not yet issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of the CPC and CVM commitment to keep updated the set of standards issued based on the updates made by the IASB, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

4.   Cash and cash equivalents, and marketable securities and collaterals --Continued

4.1     Cash and cash equivalents

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Cash and cash equivalents	(restated)	(restated)	(restated)	(restated)
Cash and banks	58,552	27,129	144,568	143,799
Cash equivalents
Securities purchased under agreement to resell	117,159	17,316	208,440	109,762
Bank certificates of deposits	-	-	-	39,379

Total cash and cash equivalents	175,711	44,445	353,008	292,940

Securities purchased under agreement to resell include interest earned from 98% to 104% of Interbank Deposit Certificate (CDI). Both transactions are made in first class financial institutions.

4.2     Marketable securities and collaterals

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Available for sale
Investment funds	1,348	-	1,348	2,020
Government securities	342,491	70,416	498,285	146,646
Bank deposit certificates	236,984	27,923	284,124	152,309
Restricted cash in guarantee to loans (a)	390,824	630,695	507,858	732,742
Restricted credits (b)	-	-	161,761	97,396

Total marketable securities and collaterals	971,648	729,034	1,453,376	1,131,113

Total cash and cash equivalents and marketable securities and collaterals	1,147,359	773,479	1,806,384	1,424,053

(a)  Restricted cash in guarantee of loans related to ventures and cleared according to the progress of works and sales

(b)  Transfer from customers which the Company expects to receive in up to 90 days.

As of June 30, 2010, the Bank Deposit Certificates (CDBs) include interest earned from 98.75% to 105% of Interbank Deposit Certificate (CDI).

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

4.   Cash and cash equivalent and marketable securities and collaterals --Continued

4.2     Marketable securities and collaterals --Continued

As of June 30, 2010 and December 31, 2009, the amount related to open-end and exclusive investment funds is recorded at fair value through profit and loss. Pursuant to CVM Rule No. 408/04, financial investment in Investment Funds in which the Company has exclusive interest is consolidated.

Exclusive funds are as follows:

Fundo de Investimento Vistta is a fixed-income private credit fund under management and administration of Votorantim Asset Management and custody of Itaú Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following:  government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

4.   Cash and cash equivalents and marketable securities and collaterals --Continued

4.2     Marketable securities and collaterals--Continued

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to appreciate the value of its shares by investing the funds of its investment portfolio, which may be comprised of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund shares of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of shares, which can be redeemed with a return at any time.

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

Fundo de Investimento Caixa Arsenal Renda Fixa Crédito Privado Longo Prazo is a fixed-income private credit fund under management and administration of  Caixa Econômica Federal. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, and CDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of shares, which can be redeemed with a return at any time.

The breakdown of securities, which comprise the exclusive investment funds at June 30, 2010, is as follows:

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

4.   Cash and cash equivalents and marketable securities and collaterals --Continued

4.2     Marketable securities and collaterals --Continued

	Arena	Vistta	Colina	Arsenal	Total

Cash	(398)	(14)	85	-	(328)
Collateralized transactions
Bovespa	-	8,182	-	-	8,182
Government securities (LFT)	15,996	83,705	182,277	11,966	293,943
Corporate securities (CDB-DI)	40,326	111,340	29,465	21,118	202,250
Fixed-rate National Treasury Bills	-	7,926	89,869	-	97,796
NTN-B	-	628	579	13,458	14,666
NTN-Over	-	2,836	316	-	3,152
Colina shares	302,592	-	-	-	302,592
Vistta shares	214,603	-	-	-	214,603
	573,119	214,603	302,592	46,542	1,136,856

The breakdown of the portfolio of exclusive funds is classified in the above tables according to their nature.

5.   Trade accounts receivable

	06/30/2010	12/31/2009	06/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Real estate development and sale	1,714,067	1,514,783	4,557,660	3,763,902
( - ) Adjustments to present value	(25,505)	(33,191)	(90,915)	(86,925)
Services and construction	75,162	94,094	77,073	96,005
Other receivables	35,431	32,600	2,287	3,664
	1,799,155	1,608,286	4,546,105	3,776,646

Current	1,245,035	911,333	2,470,944	2,008,464
Non-current	554,120	696,953	2,075,161	1,768,182

The current and non-current portions fall due as follows:

Consolidated
Maturity	06/30/2010	12/31/2009	06/30/2010	12/31/2009
2010	1,245,035	911,333	2,470,944	2,008,464
2011	275,592	435,166	1,037,210	1,144,940
2012	168,696	107,371	628,657	313,171
2013	72,215	43,086	269,114	98,783
2014 onwards	37,617	111,330	140,180	211,288
	1,799,155	1,608,286	4,546,105	3,776,646

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

5.   Trade accounts receivable --Continued

(i)     The consolidated balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Its recovery is limited to the portion of revenues accounted for net of the amounts already received.

              The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$233,962 at June 30, 2010 (R$222,284 at December 31, 2009), and are classified in payables for purchase of land and advances from customers (Note 14).

              Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as revenue from real estate development; the amounts recognized for the periods ended June 30, 2010 and June 30, 2009 totaled R$15,101 and R$27,990, respectively.

              The allowance for doubtful accounts is estimated considering the expectation on accounts receivable losses.

              The balances of allowance for doubtful accounts recorded amount to R$17,985 (consolidated) at June 30, 2010 (December 31, 2009 – R$17,841), and is considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable balance

              In the period ended June 30, 2010, the movements in the allowance for doubtful accounts are summarized as follows:

	Consolidated
	06/30/2010	12/31/2009
Opening balance	17,955	18,815
Additions	30	-
Write-offs	-	(974)
Closing balance	17,985	17,841

              The reversal of the adjustment to present value recognized in revenue from real estate development for the period ended June 30, 2010 amounted to R$7,686 (Individual) and R$(3,990) (consolidated), respectively.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

5.   Trade accounts receivable --Continued

              Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 2.22. The rate applied by the Company and its subsidiaries stood at 5.16% to 7.11% for the quarter ended June 30, 2010, net of INCC.

(ii)    On March 31, 2009, the Company entered into a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated shares. This first issuance of senior shares was made through an offering restricted to qualified investors. Subordinated shares were subscribed for exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FDIC and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$ 18,958 (present value); at June 30, 2010 it totaled  R$16,476 (Note 8). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its interim information, accordingly, it discloses at June 30, 2010 receivables amounting to R$43,802 in the group of accounts of trade accounts receivable, and R$27,326 is reflected in other accounts payable, the balance of subordinated shares held by the Company being eliminated in this consolidation process;

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

5.   Trade accounts receivable --Continued

(iii)   On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading other accounts payable - credit assignments. At June 30, 2010, it amounts to R$100,724 in the Company, and R$ 104,470 in the consolidated.

Eight book-entry CCIs were issued, amounting to R$ 69,315 at the date of the issuance.  These 8 CCIs are backed by receivables, which installments fall due on and up to June 26, 2014 (“CCI-Investor”).

A CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, has general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

6.   Properties for sale

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Land	312,172	363,638	713,752	744,200
(-)Adjustment to present value	(4,319)	(4,319)	(11,962)	(11,962)
Property under construction	354,808	336,425	947,023	895,085
Completed units	102,997	42,657	205,739	121,134

	765,658	738,401	1,854,552	1,748,457

Current portion	607,847	604,128	1,446,760	1,332,374
Non-current portion	157,811	134,273	407,792	416,083

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At June 30, 2010, the balance of land acquired through barter transactions totaled R$46,783 (at December 31, 2009 - R$ 27,070) (Individual) and R$103,830 (at December 31, 2009 – R$40,054) (consolidated).

As disclosed in Note 10, the balance of financial charges at June 30, 2010 amounts R$71,208 (at December 31, 2009 – R$ 69,559) (Individual) and R$101,896 (at December 31, 2009 – R$ 91,568) (consolidated).

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of payables for purchase of land without effect on results (Note 14).

At June 30, 2010, the amount recognized as costs of development, sales and barter transactions was R$ 560,767 (2009 - R$356,016) in the Company and R$ 1,302,879 (2009 – R$901,713) in the consolidated balance.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

7.   Other accounts receivable

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Current accounts related to real estate ventures (a) (Nota 18)	401,280	90,866	122,889	7,222
Dividends receivable
Advances to suppliers	4,951	4,118	51,048	65,016
Credit assignment receivable	4,093	4,093	4,087	4,087
Customer financing to be released	2,804	4,392	3,678	5,266
Deferred PIS and COFINS	372	-	2,707	3,082
Recoverable taxes	26,508	14,440	51,226	36,650
Future capital contributions	156,437	115,712	-	-
Loan with related parties (b)	24,400	17,344	-	-
Judicial deposit	65,601	40,732	70,485	48,386
Other	37,767	17,577	12,740	56,628

	724,213	309,274	343,260	226,337

Current portion	613,186	245,246	141,740	108,791
Non-current portion	111,027	64,028	201,520	117,546

(a)  The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the movements of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

      As mentioned in Note 1, on June 29, 2009, Gafisa and Tenda entered into a Private Instrument for Assignment and Transfer of Units of Interest and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 units of interest of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in the heading “Current accounts related to real estate venture”), payable in 36 monthly installments from March 2010 to March 2013. The value of each installment will be added by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of IGPM.

      As of June 30, 2010, the balance amounted to R$45,127.

(b)  The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below.

	06/30/2010
		12/31/2009
	(restated)	(restated)	Nature	Interest rate
Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	1,566	1,380	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	5,456	1,786	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Empreendimentos Imobiliários Ltda.	1,335	1,252	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-50 Empreendimentos Imobiliários Ltda.	4,503	3,774	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-32 Empreendimentos Imobiliários Ltda.	2,593	1,582	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	504	447	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-72 Empreendimentos Imobiliários Ltda.	412	364	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-51 Empreendimentos Imobiliários Ltda.	914	715	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	1,814	1,462	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	872	817	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	4,008	3,756	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	9	9	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	301	-	Construction	12% p.a. fixed rate + IGPM
Pablo Picasso - Planc Engenharia e Incorporações Ltda.	115	-	Construction	Adjusted by INCC variation
	24,400	17,344

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

As of June 30, 2010 recognized financial income from interest on loans amounted to R$1,682 in the individual statement (2009 – R$669).

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

8.   Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting.

From January 1, 2009, the goodwill from the acquisition of AUSA was no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses. The Company has a commitment to purchase the remaining 40% of AUSA's capital stock based on the fair value of AUSA, evaluated on the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of AUSA in the following five years (20% in 2010 and the other 20% in 2012) in cash or shares, at the Company’s sole discretion.

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill from the acquisition of Nova Cipesa will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2009, based on the estimated profit before taxes on net income of these SPEs. In the period ended June 30, 2010, the Company amortized negative goodwill amounting to R$ 1,363 arising from the acquisition of these SPEs (June 30, 2009 – R$ 3,901).

On October 21, 2008, as part of the acquisition of interest in Tenda, Gafisa contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the Tenda’s equity, at the carrying amount of R$ 1,036,072, representing an investment of R$ 621,643 for Gafisa. Such transaction generated a negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the 40% interest in Fit Residencial to Tenda shareholders in exchange for Tenda shares. Such gain was amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008, and by the negative effects on realization of certain assets arising from the acquisition of Tenda. In 2009, the total gain on partial sale of Fit Residencial was amortized in the amount of R$ 169,394, of which R$ 105,200 in the period ended June 30, 2009.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda in the proportion of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 at carrying amount.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

8.   Investments in subsidiaries --Continued

(i)  Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Equity		Net income/(loss) for the period
Direct investees	6/30/2010	12/31/2009	6/30/2010	12/31/2009	6/30/2010	6/30/2009
Tenda	100	100	1,168,002	1,130,759	35,197	34,446
SPE Cotia	-	-	-	-	-	272
AUSA	60	60	133,620	99,842	33,640	2,683
Cipesa Holding	100	100	45,307	42,294	2,561	(615)
Península SPE1 S.A.	50	50	(3,102)	(4,120)	1,018	(3,342)
Península SPE2 S.A.	50	50	729	600	129	(15)
Res. das Palmeiras SPE Ltda.	100	100	2,395	2,316	59	(79)
Gafisa SPE 27 Ltda.	100	100	14,086	14,114	(132)	(943)
Gafisa SPE 28 Ltda.	100	100	880	(3,2930	1,712	(1,863)
Gafisa SPE 30 Ltda.	100	100	19,116	18,229	884	(474)
Gafisa SPE 31 Ltda.	100	100	26,977	26,901	63	(628)
Gafisa SPE 35 Ltda.	100	100	5,758	5,393	341	(109)
Gafisa SPE 36 Ltda.	100	100	7,100	5,362	706	(1,157)
Gafisa SPE 37 Ltda.	100	100	4,321	4,020	197	(655)
Gafisa SPE 38 Ltda.	100	100	9,228	8,273	471	48
Gafisa SPE 39 Ltda.	100	100	9,212	8,813	284	797
Gafisa SPE 41 Ltda.	100	100	32,729	31,883	308	(5,758)
Villagio Trust	50	50	4,218	4,279	(61)	(692)
Gafisa SPE 40 Ltda.	50	50	6,933	6,976	(43)	(135)
Gafisa SPE 42 Ltda.	100	100	9,975	12,128	(2,459)	5,144
Gafisa SPE 44 Ltda.	40	40	3,581	3,586	(5)	(100)
Gafisa SPE 45 Ltda.	100	100	2,106	1,812	294	(1,207)
Gafisa SPE 46 Ltda.	60	60	2,149	4,223	(2,074)	(180)
Gafisa SPE 47 Ltda.	80	80	16,278	16,571	(293)	(107)
Gafisa SPE 48 Ltda.	-	-	-		-	1,674
Gafisa SPE 49 Ltda.	100	100	297	205	(7)	(3)
Gafisa SPE 53 Ltda.	80	80	6,303	5,924	379	779
Gafisa SPE 55 Ltda.	-	-	-	-	-	2,776
Gafisa SPE 65 Ltda.	80	80	5,274	3,725	1,549	140
Gafisa SPE 68 Ltda.	100	100	(1)	(555)	-	-
Gafisa SPE 72 Ltda.	80	80	1,275	347	117	(1)
Gafisa SPE 73 Ltda.	80	80	2,659	3,551	(892)	(48)
Gafisa SPE 74 Ltda.	100	100	(335)	(339)	4	(11)
Gafisa SPE 59 Ltda.	100	100	(6)	(5)	(1)	(2)
Gafisa SPE 76 Ltda.	50	50	83	84	(1)	-
Gafisa SPE 78 Ltda.		100		-
Gafisa SPE 79 Ltda.	100	100	(16)	(3)	(13)	(2)
Gafisa SPE 75 Ltda.	100	100	(77)	(74	(3)	(17)
Gafisa SPE 80 Ltda.	100	100	(7)	(2)	(4)	(2)
Gafisa SPE 85 Ltda.	80	80	16,418	7,182	9,236	1,451
Gafisa SPE 86 Ltda.	-	-	-	-	-	(476)
Gafisa SPE 81 Ltda.	100	100	(829)	1	(830)	-
Gafisa SPE 82 Ltda.	100	100	1	1	-	-
Gafisa SPE 83 Ltda.	100	100	(11)	(5)	(7)	-
Gafisa SPE 87 Ltda.	100	100	(276)	61	(337)	-
Gafisa SPE 88 Ltda.	100	100	16,869	6,862	631	-
Gafisa SPE 89 Ltda.	100	100	43,324	36,049	6,429	(1,072)
Gafisa SPE 90 Ltda.	100	100	2,069	(93)	2,162	-
Gafisa SPE 84 Ltda.	100	100	14,007	10,632	554	-
Dv Bv SPE S.A.	50	50	3,894	432	3,462	897
DV SPE S.A.	50	50	1,901	1,868	34	799
Gafisa SPE 22 Ltda.	100	100	6,287	6,001	285	526
Gafisa SPE 29 Ltda.	70	70	610	589	56	(142)
Gafisa SPE 32 Ltda.	80	80	7,990	5,834	2,156	131
Gafisa SPE 69 Ltda.	100	100	1,899	1,893	(189)	(224)
Gafisa SPE 70 Ltda.	55	55	12,933	12,685	(11)	(62)
Gafisa SPE 71 Ltda.	80	80	7,092	4,109	2,983	943
Gafisa SPE 50 Ltda.	80	80	13,854	12,098	1,756	2,750
Gafisa SPE 51 Ltda.	-	-	-	-	-	8,096
Gafisa SPE 61 Ltda.	100	100	(19)	(19)	(1)	(2)
Tiner Empr. e Part. Ltda.	45	45	8,495	11,573	223	(2,371)
O Bosque Empr. Imob. Ltda.	60	60	8,791	8,862	(70)	(679)
Alta Vistta	50	50	94	(3,279)	3,373	953
Dep. José Lages	50	50	1,423	544	879	692
Sitio Jatiuca	50	50	12,653	12,161	492	3,997
Spazio Natura	50	50	1,386	1,393	(7)	(1)
Parque Aguas	50	50	12,821	8,033	3,203	568
Parque Arvores	50	50	18,081	14,780	3,196	314
Dubai Residencial	50	50	12,439	10,613	2,160	101
Cara de Cão	-	65	-	-	-	2,319
Costa Maggiore	50	50	8,703	4,065	2,058	1,065
Gafisa SPE 91 Ltda.	100	100	1	1	-	-
Gafisa SPE 92 Ltda.	80	80	41	(553)	594	(84)
Gafisa SPE 93 Ltda.	100	100	526	212	313	-
Gafisa SPE 94 Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Ltda.	100	100	6	6	-	-
Gafisa SPE 98 Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 100 Ltda.	70	100	1,800	1	-	-
Gafisa SPE 101 Ltda.	100	100	(4)	1	(5)	-
Gafisa SPE 102 Ltda.	80	100	1	1	-	-
Gafisa SPE 103 Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Ltda.	100	100	1	1	-	-
Gafisa SPE 105 Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Ltda.	100	100	5,215	1	5,214	-
Gafisa SPE 107 Ltda.	100	100	6,736	1	6,735	-
Gafisa SPE 108 Ltda.	-	100	-	1	-	-
Gafisa SPE 109 Ltda.	100	100	835	1	(964)	-
Gafisa SPE 110 Ltda.	100	100	1	1	-	-
Gafisa SPE 111 Ltda.	100	100	1	1	-	-
Gafisa SPE 112 Ltda.	100	100	1	1	-	-
Gafisa SPE 113 Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Ltda.	100	-	1	-	-	-
Gafisa SPE 115 Ltda.	100	-	1	-	-	-
Gafisa SPE 116 Ltda.	100	-	1	-	-	-
Gafisa SPE 117 Ltda.	100	-	1	-	-	-
Gafisa SPE 118 Ltda.	100	-	1	-	-	-
City Park Brotas Emp. Imob. Ltda.	50	50	1,801	3,094	194	-
City Park Acupe Emp. Imob. Ltda.	50	50	1,955	1,704	342	-
Patamares 1 Emp. Imob. Ltda	50	50	6,026	5,495	648	-
City Park Exclusive Emp. Imob. Ltda.	50	50	300	(188)	(88)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	227	6,285	1,551	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	1,249	1,338	(1)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	3,890	5,723	5,832	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	2,627	2,813	(2)	-
Reserva Ecoville	50	-	16,690	-	1,843	-
OAS Graça Empreendimentos	50	-	(332)	-	(51)	-
Varandas Emp. Imob. Ltda	50	-	1,929		1,928	-
Shertis Emp. Part. S.A.	100	-	28,578		2,592	-
FIT 13 SPE Emp. Imob. Ltda	50	-	15,456		1,171	-
Gafisa FIDC.	100	100	16,476	14,977	-	-

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

(i)    Recorded balances

	Ownership interest - %		Investments		Equity accounts
Direct investees	6/30/2010	12/31/2009	6/30/2010	12/31/2009	6/30/2010	6/30/2009
Tenda	100	100	1,168,002	1,130,759	35,197	23,303
SPE Cotia	-	-	-	-	-	136
AUSA	60	60	80,172	59,905	20,184	1,920
Cipesa Holding	100	100	45,307	42,746	2,561	(615)

			1,293,481	1,233,410	57,942	24,744

Península SPE1 S.A.	50	50	(1,551)	(2,060)	509	(1,671)
Península SPE2 S.A.	50	50	364	300	64	(8)
Res. das Palmeiras SPE Ltda.	100	100	2,395	2,316	59	(79)
Gafisa SPE 27 Ltda.	100	100	14,086	14,114	(132)	(943)
Gafisa SPE 28 Ltda.	100	100	880	(3,293)	1,712	(1,863)
Gafisa SPE 30 Ltda.	100	100	19,116	18,229	884	(474)
Gafisa SPE 31 Ltda.	100	100	26,977	26,901	63	(628)
Gafisa SPE 35 Ltda.	100	100	5,758	5,393	341	(109)
Gafisa SPE 36 Ltda.	100	100	7,100	5,362	706	(1,157)
Gafisa SPE 37 Ltda.	100	100	4,321	4,020	197	(655)
Gafisa SPE 38 Ltda.	100	100	9,228	8,273	471	48
Gafisa SPE 39 Ltda.	100	100	9,212	8,812	284	797
Gafisa SPE 41 Ltda.	100	100	32,729	32,050	308	(5,758)
Villagio Trust	50	50	2,109	2,140	(31)	(346)
Gafisa SPE 40 Ltda.	50	50	3,467	3,488	(22)	(213)
Gafisa SPE 42 Ltda.	100	100	9,975	12,128	(2,459)	2,574
Gafisa SPE 44 Ltda.	40	40	1,432	1,434	(2)	(40)
Gafisa SPE 45 Ltda.	100	100	2,106	1,812	294	(151)
Gafisa SPE 46 Ltda.	60	60	1,289	2,534	(1,245)	(251)
Gafisa SPE 47 Ltda.	80	80	13,022	13,256	(234)	(86)
Gafisa SPE 48 Ltda.	-	-	-	-	-	993
Gafisa SPE 49 Ltda.	100	100	297	205	(7)	(3)
Gafisa SPE 53 Ltda.	80	80	5,042	4,739	303	262
Gafisa SPE 55 Ltda.	-	-	-	-	-	2,776
Gafisa SPE 65 Ltda.	80	80	4,219	2,980	1,239	(185)
Gafisa SPE 68 Ltda.	100	100	(1)	(1)	-	-
Gafisa SPE 72 Ltda.	80	80	1,020	278	93	(540)
Gafisa SPE 73 Ltda.	80	80	2,127	2,841	(713)	(492)
Gafisa SPE 74 Ltda.	100	100	(335)	(339)	4	(11)
Gafisa SPE 59 Ltda.	100	100	(6)	(5)	-	(2)
Gafisa SPE 76 Ltda.	50	50	42	42	-	-
Gafisa SPE 79 Ltda.	100	100	(16)	(3)	(13)	(2)
Gafisa SPE 75 Ltda.	100	100	(77)	(74)	(3)	(17)
Gafisa SPE 80 Ltda.	100	100	(7)	(2)	(4)	(2)
Gafisa SPE 85 Ltda.	80	80	13,134	5,746	7,389	961
Gafisa SPE 86 Ltda.	-	-	-	-	-	(197)
Gafisa SPE 81 Ltda.	100	100	(829)	1	(830)	-
Gafisa SPE 82 Ltda.	100	100	1	1	-	-
Gafisa SPE 83 Ltda.	100	100	(11)	(5)	(7)	-
Gafisa SPE 87 Ltda.	100	100	(276)	61	(337)	-
Gafisa SPE 88 Ltda.	100	100	16,869	6,862	631	-
Gafisa SPE 89 Ltda.	100	100	43,324	36,049	6,429	(1,072)
Gafisa SPE 90 Ltda.	100	100	2,069	(93)	2,162	-
Gafisa SPE 84 Ltda.	100	100	14,007	10,632	554	-
Dv Bv SPE S.A.	50	50	1,947	216	1,731	449
DV SPE S.A.	50	50	951	934	17	399
Gafisa SPE 22 Ltda.	100	100	6,287	6,001	285	526
Gafisa SPE 29 Ltda.	70	70	427	412	39	(100)
Gafisa SPE 32 Ltda.	80	80	6,392	4,667	1,725	105
Gafisa SPE 69 Ltda.	100	100	1,899	1,893	(189)	(224)
Gafisa SPE 70 Ltda.	55	55	7,113	6,976	(6)	(34)
Gafisa SPE 71 Ltda.	80	80	5,675	3,286	2,386	522
Gafisa SPE 50 Ltda.	80	80	11,083	9,679	1,405	2,012
Gafisa SPE 51 Ltda.	-	-	-	-	-	7,411
Gafisa SPE 61 Ltda.	100	100	(19)	(19)	(1)	(2)
Tiner Empr. e Part. Ltda.	45	45	3,824	5,208	100	(1,678)
O Bosque Empr. Imob. Ltda.	60	60	5,275	5,317	(42)	339
Alta Vistta	50	50	47	(1,639)	1,687	477
Dep. José Lages	50	50	712	272	440	272
Sitio Jatiuca	50	50	6,327	6,080	247	1,998
Spazio Natura	50	50	693	696	(4)	-
Parque Aguas	50	50	6,410	4,016	1,602	285
Parque Arvores	50	50	9,039	7,390	1,545	161
Dubai Residencial	50	50	6,220	5,307	1,247	51
Cara de Cão	-	50	-	-	-	4,139
Costa Maggiore	50	50	4,352	2,032	1,081	(449)
Gafisa SPE 91 Ltda.	100	100	1	1	-	-
Gafisa SPE 92 Ltda.	80	80	33	(442)	475	(82)
Gafisa SPE 93 Ltda.	100	100	526	212	313	-
Gafisa SPE 94 Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Ltda.	100	100	6	6	-	-
Gafisa SPE 98 Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 100 Ltda.	70	100	1,260	1	-	-
Gafisa SPE 101 Ltda.	100	100	(4)	1	(5)	-
Gafisa SPE 102 Ltda.	80	100	1	1	-	-
Gafisa SPE 103 Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Ltda.	100	100	1	1	-	-
Gafisa SPE 105 Ltda..	100	100	1	1	-	-
Gafisa SPE 106 Ltda.	100	100	5,215	1	5,214	-
Gafisa SPE 107 Ltda.	100	100	6,736	1	6,735	-
Gafisa SPE 108 Ltda.	-	100	-	1	-	-
Gafisa SPE 109 Ltda.	100	100	835	1	(964)	-
Gafisa SPE 110 Ltda.	100	100	1	1	--	-
Gafisa SPE 111 Ltda.	100	100	1	1	-	-
Gafisa SPE 112 Ltda.	100	100	1	1	-	-
Gafisa SPE 113 Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Ltda.	100	-	1		-	-
Gafisa SPE 115 Ltda.	100	-	1		-	-
Gafisa SPE 116 Ltda.	100	-	1		-	-
Gafisa SPE 117 Ltda.	100	-	1		-	-
Gafisa SPE 118 Ltda.	100	-	1		-	-
City Park Brotas Emp. Imob. Ltda.	50	50	900	1,547	857	-
City Park Acupe Emp. Imob. Ltda.	50	50	977	852	647	-
Patamares 1 Emp. Imob. Ltda	50	50	3,013	2,747	382	-
City Park Exclusive Emp. Imob. Ltda.	50	50	150	(94)	47	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	113	3,142	776	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	624	669	87	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	1,945	2,862	2,916	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	1,314	1,406	91	-
Reserva Ecoville	50	-	8,345	-	1,503	-
OAS Graça Empreend.	50	-	(166)	-	232	-
Varandas Emp. Imob. Ltda	50	-	965		964	-
Shertis Emp. Part. S.A.	100	-	28,578		2,592	-
FIT 13 SPE Emp. Imob. Ltda	50	-	7,725		394	-
Gafisa FIDC.	100	100	16,476	14,977	-	-

			434,672	323,576	57,208	8,033

Provision for loss on investments			3,472	8,242	-	-

			1,731,625	1,565,228	115,150	32,777

Other investments (*)			344,706	339,069	-	-

Total investments			2,076,331	1,904,297	115,150	32,777

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

  (a)     As a result of the setting up in January 2008 of a special partnership (SCP), the Company started holding units of interest in such partnership that totals R$344,706 at June 30, 2010 (December 31, 2009 - R$339,069), as described in Note 12.

(b)     In the period ended June 30, 2010, a transfer of quotas of this Company to the SCP was made for the respective net book value.

9.   Intangible assets

Goodwill on acquisition of subsidiaries

	Consolidated
	06/30/2010	12/31/2009
	(restated)	(restated)
Goodwill
AUSA	152,856	152,856
Cipesa	40,686	40,686
Other	1,329	1,546

	194,871	195,088
Other intangible assets (a)	16,280	9,598

	211,151	204,686

(a)  Refers to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years.

The goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on expected future economic benefits. These amounts are annually tested for impairment.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

9.   Intangible assets --Continued

The Company did not estimate the recovery of the carrying amount of goodwill for the period ended June 30, 2010, once there was not any indication of possible impairment.

10. Loans and financing

Type of operation	Annual interest rate	Individual		Consolidated
		06/30/2010	12/31/2009	06/30/2010	12/31/2009
		(restated)	(restated)	(restated)	(restated)
Working capital:
Certificate of Bank Credit – CCB and Others	1.30% to 3.20% + CDI	532,696	516,397	678,377	736,736

		532,696	516,397	678,377	736,736
National Housing System (a)	TR + 10% to 12%	293,173	322,981	499,186	467,019
		293,173	839,378	499,186	1,203,755

Current portion		642,401	514,831	825,382	678,312
Non-current portion		183,468	324,547	352,181	525,443

(i)   Loans and financing classified at fair value through income (Note 17 (i) (b));

(ii)  Derivatives classified as financial assets at fair value through income (Note 17(i) (b)).

Rates

▪  CDI – Interbank Deposit Certificate;

▪  TR – Referential Rate.

(a)     Funding for developments – SFH and for working capital correspond to credit lines from financial institutions used the funding necessary to the development of the Company's ventures;

As of June 30, 2010, the Company and its subsidiaries had resources approved to be released for approximately 72 ventures amounting to R$559,786 (Company) and R$1,359,094 (consolidated) that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

10. Loans and financing--Continued

Current and non-current installments are due as follows:

Maturity	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009

2010	642,401	514,831	825,382	678,312
2011	147,833	303,678	229,637	413,583
2012	32,569	19,431	90,540	71,854
2013	3,066	1,438	32,004	40,006
	825,869	839,378	1,177,563	1,203,755

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units (amount of R$2,709,989)

Additionally, the consolidated balance of collateralized investments and restricted credit totals R$507,858 at June 30, 2010 (R$732,742 at December 31, 2009) (Note 4).

Financial expenses of loans, financing and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 10.86% at June 30, 2010.

	Individual		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
	(restated)	(restated)	(restated)	(restated)
Gross financial charges	52,388	53,207	87,740	76,388
Capitalized financial charges	(18,615)	(12,569)	(32,900)	(25,900)

Net financial charges	33,773	40,638	54,840	50,488

Financial charges included in Properties for sale

Opening balance	69,712	75,153	94,100	91,524
Capitalized financial charges	18,615	12,569	32,900	25,900
Charges appropriated to income	(17,119)	(10,735)	(25,104)	(20,186)

Closing balance	71,208	76,987	101,896	97,238

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

11. Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allowed it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features.

In August 2009, the Company obtained approval for its sixth placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000.

In December 2009, the Company obtained approval for its seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allows it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement will be exclusively used in the finance of real estate ventures focused only in the popular segment.

Program/placement	Principal	Annual remuneration	Maturity	Individual		Consolidated
				06/30/2010	12/31/2009	06/30/2010	12/31/2009
				(restated)		(restated)
Second program/first placement - Fourth placement	240,000	CDI + 2% to 3.25%	September 2011 (called away in September 2010)	149,049	198,254	149,049	198,254
Third program/first placement – Fifth placement	250,000	107.20% CDI	June 2013	252,916	252,462	252,916	252,462
Sixth placement	250,000	CDI + 2% to 3.25%	June 2014	260,704	260,680	260,704	260,680
Seventh placement	600,000	TR + 8.25%	December 2014	597,465	595,725	597,465	595,725
First placement (Tenda)	600,000	TR + 8%	April 2014	-		611,474	611,256
				1,260,134	1,307,121	1,871,608	1,918,377

Current portion				112,134	111,121	123,608	122,377
Non-current portion				1,148,000	1,196,000	1,748,000	1,796,000

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Current and non-current installments are due as follows:

	Individual		Consolidated
Maturity	06/30/2010	12/31/2009	06/30/2010	12/31/2009
2010	112,134	111,121	123,608	122,377
2011	298,000	346,000	298,000	346,000
2012	125,000	125,000	275,000	275,000
2013	425,000	425,000	725,000	725,000
2014	300,000	300,000	450,000	450,000
2015 onwards	-		-
	1,260,134	1,307,121	1,871,608	1,918,377

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

11. Debentures--Continued

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first placement of the Second Program and the first placement of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5,000 and R$ 10,000, respectively, requires the Company to early amortize the first placement of the Second Program.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for removing the covenant that limited the Company’s net debt to R$ 1,000,000, and increasing the financial flexibility, changing the calculation of the ratio between net debt and equity. As a result of these changes, interest repaid by the Company increased to CDI + 2% to 3.25% per year.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at June 30, 2010 and December 31, 2009, are as follows:

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

11. Debentures--Continued

	06/30/2010	12/31/2009
Second program – first placement
Total debt, less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	-13%	1%
Total debt, less SFH debt, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity	N/A	N/A
Total trade accounts receivable, plus inventory of finished units, required to be 2.0 times over total debt	2.6 times	2.3 times

Third program – first placement
Total debt, less SFH debt, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity	21%	53%
Total trade accounts receivable, plus inventory of finished units, required to be 2.2 times over total debt	6.5 times	4.1 times

Seventh placement
EBIT balance(2) shall be 1.3 times under the net financial expense	-6 times	-5.9 times
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt and debt of projects (3)	-17.1 times	292.3 times
Total debt less debt of project, less cash and cash equivalents and marketable securities (1), cannot exceed 75% of equity plus non-controlling interest	-13%	1%

(1)      Cash and cash equivalents and marketable securities refer to cash and cash equivalents, marketable securities, restricted cash in guarantee to loans, and restricted credits..

(2)      EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.

(3)     Project debt refers to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)     Total receivables

(5)     Total inventory

	06/30/2010 restated	12/31/2009 restated
First program – first placement - TENDA
EBITD balance shall be 1.3 time over the net financial expense	4.90	24.75
The debt ratio shall be > 2 or < 0 and TR (1) + TE(2) > 0	-6.35	-4.74
The maximum leverage ratio shall be < or = at 50%	-28.01%	-31.34%

At June 30, 2010, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

11. Debentures--Continued

Expenses for placement of debentures and their effective interest rates are shown below:

Placement	Transaction cost	Effective interest rate	Cost of transaction to be appropriated

Fourth placement	3,409	13.81%	795
Fifth placement	1,179	11.66%	933
Sixth placement	819	Series 1: 12.60%	444
		Series 2: 10.88%
Seventh placement	7,040	11.00%	6,219

First placement (Tenda)	924	9.79%	724
			8,391
Current portion			8,391

12. Payables to venture partners and other

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Payable to venture partners (a)	300,000	300,000	380,000	300,000
Credit assignments (b)	100,724	104,176	104,470	122,360
Acquisition of investments	3,094	3,922	23,327	21,090
Other accounts payable	40,849	12,486	101,771	64,550
Rescission reimbursement payable and provisions	-	-	28,163	28,573
SCP dividends	-	-	14,469	11,004
FIDC obligations (b)	-	-	27,326	41,308
Provision for warranty	21,702	17,782	31,165	25,082
Provision for capital deficiency	3,471	8,242	-	-
Loan with third parties	-	-	28,089	-

	469,840	446,608	738,780	613,967

Current portion	167,684	113,578	217,569	205,657
Non-current portion	302,156	333,030	521,211	408,310

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

12. Payables to venture partners and other--Continued

(a)  In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of June 30, 2010, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from the Company’s management decision, as of June 30, 2010, payables to venture partners was recognized in the amount of R$ 300,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of June 30, 2010, the amount accrued totaled R$11,205. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of June 30, 2010, the SCP and the Company were in compliance with these clauses.

In April 2010, Alphaville Urbanismo S.A. (”Company”) paid in the capital of a Company, the main objective of which is the holding of interests in other companies, which shall have as main objective the development and carry out of real estate ventures. At June 30, 2010, the Company has subscribed capital and paid-in capital reserve amounting to R$ 161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, because of prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, at June 30, 2010, a Payable to Venture Partners account is recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, practically equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., taking into consideration that the amount provisioned at June 30, 2010 totaled R$ 3,264. The Company’s Bylaws sets out that certain matters shall be submitted for the approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, allocation of profit, set up and use of any profit reserve, and disposal of assets. At June 30, 2010, the Company is in compliance with the above-described clauses.

(b)  Refers to the operation on assignment of receivables portfolio (see Note 5(ii) and (iii)).

13. Provisions for legal claims and commitments

The Company and its subsidiaries are party to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

13. Provisions for legal claims and commitments--Continued

In the period ended June 30, 2010 and December 31, 2009, the changes in the provision are summarized as follows:

Individual	Civil claims	Tax claims	Labor claims	Total Individual
Balance at December 31, 2009 (restated)	78,081	6	2,646	80,733
Additional provision	2,972	359	3,015	6,257
Payment and reversal of provision not used	(691)	(39)	(2,332)	(2,975)
Balance at June 30, 2010 (restated)	80,362	326	3,329	84,017

Current portion				6,312
Non-current portion				77,705

Consolidated	Civil claims	Tax claims	Labor claims	Total Consolidated
Balance at December 31, 2009 (restated)	92,193	10,894	18,253	121,339
Additional provision	10,026	674	5,874	16,589
Payment and reversal of provision not used	-5,803	-39	-2,606	-8,463
Balance at June 30, 2010 (restated)	96,417	11,529	21,521	129,467

Current portion				6,312
Non-current portion				123,155

(i)      Civil, tax and labor claims

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Civil claims (a)	80,362	78,081	96,417	91,708
Tax claims (b)	326	6	11,529	20,737
Labor claims (c)	3,329	2,646	21,521	8,894
	84,017	80,733	129,467	121,339

(a)     As of June 30, 2010, the provisions related to civil claims include R$73,316 related to lawsuits in which the Company is included as successor in enforcement  actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 8,053, are backed by a guarantee insurance, in addition there are judicial deposits amounting to R$63,678, in connection with the restriction of the usage of the Gafisa’s bank accounts; and there is also the restriction of the usage of the Gafisa’s treasury stock to guarantee the enforcement.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

13. Provision for legal claims and commitments--Continued

(i)      Civil, tax and labor claims --Continued

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)     The subsidiary AUSA is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency rated by legal counsel as a probable loss reaches R$10,566 and is provisioned at June 30, 2010.

(c)     As of June 30, 2010, the Company was subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$73,804. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, and the negotiation that shall be made, the provisioned amount is considered sufficient by the management to cover expected losses.

The Company and its subsidiaries have judicially deposited the amount of R$ 65,601 (Company) and R$70,485 (consolidated) in connection with the aforementioned legal claims.

In addition, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks at June 30, 2010 based on the assessment of the legal counsel, in which loss is possible, but not probable, in the approximate amount of R$142,175, based on the historical average of processes, for which the Company understands that it is not necessary to record a provision for possible losses.

(d)     Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection of adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring a land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

13. Provision for legal claims and commitments--Continued

(i)      Civil, tax and labor claims --Continued

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fine.

(ii)   Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guarantee the installments of the financing to clients over the construction period.

The Company is also committed to complete units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4, at June 30, 2010, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as ventures progress in the total amount of R$390,824 (Individual) and R$507,858 (consolidated) to meet these commitments.

14. Obligations for purchase of land and advances from clients

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Obligations for purchase of land	123,351	199,314	312,327	373,435
Adjustment to present value	(5,602)	(12,811)	(7,956)	(13,963)
Advances from clients
Development and sales	91,052	78,197	233,961	222,284
Barter transaction – land	46,783	27,070	103,830	40,054

	255,584	291,770	642,162	621,810

Current portion	208,200	240,164	466,078	475,409
Non-current portion	47,384	51,606	176,084	146,401

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

14. Obligations for purchase of land and advances from clients --Continued

The present value adjustment accreted to real estate development operating costs mentioned in Note 5(i), recognized in costs of properties for sale in the period ended June 30, 2010 amount to R$(271) (Company) and R$(628) (consolidated).

15. Equity

15.1   Capital

As of June 30, 2010, the Company's authorized and paid-in capital totaled R$ 2,712,899, represented by 429,348,244 registered common shares without par value, of which 599,486 were held in treasury.

In 2010, there was no movement of common shares held in treasury.

Treasury shares - 06/30/2010
Symbol	GFSA3
Class	-
Type	Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	6,474	1,731

          (*)market value calculated based on the closing share price at December 31, 2010 of R$ 10.80.

The Company holds shares in treasury in order to guarantee the performance of claims (see Note 13).

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) preferred shares.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity--Continued

15.1   Capital --Continued

On February 22, 2010, the split of common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issuance of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs.

On April 27, 2010, the distribution of minimum mandatory dividends for 2009 was approved in the amount of R$ 50,716.

On May 27, 2010, the capital increase of R$ 20,283 with the issue of 9,797,792 shares was approved, arising from the merger of the shares of Shertis (Note 1).

During period ended June 30, 2010, the increase in capital by R$1,399, was approved, related to the stock option plan and the exercise of 214,178 common shares.

The change in the number of shares outstanding was as follows:

Common shares – in thousands
December 31, 2009	418,736
Split of shares	418,736
Initial public offering	85,100
Merger of Shertis – 20% AUSA	9,798
Exercise of stock options	296

June 30, 2010	428,748
Treasury shares	600
Authorized shares at June 30, 2010	429,348

15.2   Allocation of net income for the year

Pursuant to the Company’s articles of incorporation, net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

Pursuant to Article 36 of the Company’s articles of incorporation, amended on March 21, 2007, the setting up of a statutory reserve was required. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the Company and its subsidiaries operations, including through subscription of capital increases or creation of new ventures, in consortia or other types of partnership in order to fulfill the corporate objective.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)                                 (Unaudited)

QUARTERLY INFORMATION - ITR                                 Corporate Legislation

TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER          BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity--Continued

15.3   Stock option plans

(i)    Gafisa

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the period ended June 30, 2010.

67

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(i)    Gafisa-- Continued

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) and the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved. The incremental fair value granted as result of such modification is R$ 3,529, recognized at the extent services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% p.a., expected dividends on shares of 1.91%, and risk-free interest rate at 8.99% p.a. The volatility was set based on the regression analysis of the relation between return on Gafisa’s shares and that of Ibovespa.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(i)    Gafisa-- Continued

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because of its understanding that these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$3,300 for the period ended June 30, 2010.

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The incremental fair value granted as result of these modifications is R$ 6,824. The assumptions made in the calculation of incremental value were as follows: expected volatility at 40%, expected dividends on shares at 1.91%, and risk-free interest rate at 8.99%.

The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40%, expected dividends at 1.91%, and risk-free interest rate at 8.99%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(i)    Gafisa-- Continued

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	06/30/2010		12/31/2009
	Number of options (ii)	Weighted average exercise price	Number of options (ii)	Weighted average exercise price
Options outstanding at the beginning of the year	10,245,394	12.18	11,860,550	13.07
Transfer of options of Tenda plans	-	-	-	-
Options granted	-	-	7,485,000	7.88
Options exercised (i)	(604,678)	6.28	(2,200,112)	7.82
Options exchanged	-	-	(6,504,560)	15.65
Options expired	(5,502)	15.33	-
Options forfeited	(184,440)	14.59	(395,484)	16.5

Options outstanding at the end of the year	9,450,774	13.76	10,245,394	12.18

Options exercisable at the end of the year	2,518,304	13.59	3,312,924	13.37

(i)      In the periods ended June 30, 2010 and March 31, 2010, the amount received through exercised options was R$1,398 and R$193, respectively.

(ii)     The number of options considers the split of shares approved on February 22, 2010.

The analysis of prices is as follows, considering the split of shares on February 22, 2010:

	Reais
	06/30/2010	12/31/2009

Exercise price per option at the end of the year	4.41-22.64	4.05 - 20.81

Weighted average exercise price at the option grant date	8.62	8.62

Weighted average market price per share at the grant date	8.10	8.10

Market price per share at the end of the year	10.80	14.12

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(i)    Gafisa-- Continued

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at June 30, 2010 stood at 0.06% corresponding to earnings after dilution of R$0.1511 (R$0.1512 before dilution).

In the period ended June 30, 2010 the Company recognized the amounts of R$3,718 (Company), and R$5,767 (consolidated), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

(ii)   Tenda

The subsidiary Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. The assumptions used in estimating the fair value that will base the recognition of the stock option plan for 2008 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.65%.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(ii)   Tenda-- Continued

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2. The assumptions used in estimating the fair value that will base the recognition of stock option plan 1 for 2009 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.82%. The assumptions used in estimating the fair value that will base the recognition of the stock option plan 2 for 2009 were as follows: expected volatility at 81.5% p.a., expected dividends on shares at 1.91%, and risk-free interest rate at 8.60%.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

15. Equity --Continued

15.3   Stock option plans --Continued

(ii)   Tenda-- Continued

In the period ended June 30, 2010 Tenda recorded stock option plan expenses amounting to R$1,910.

 (iii) AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007 which was approved on June 26, 2007 at the Annual Shareholders' Meeting and of the Board of Directors’ Meetings.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	03/31/2010		12/31/2009
	Number of options	Weighted average exercise price - Reais	Number of options	Weighted average exercise price - Reais
Options outstanding at the beginning of the year	1,557	6,843,52	2,138	6,843,52
Options granted	738	10,477,60	-	-
Options exercised	-	-	(402)	7,610,23
Options forfeited /sold	-	-	(179)	8,376,94
Options outstanding at the end of the period	2,295	8,012,12	1,557	6,469,28

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$138 in the period ended June 30, 2010 (R$518 in June 2009).

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

16. Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended June 30, 2010 and 2009, is as follows:

	Consolidated
	06/30/2010	06/30/2009
	(restated)	(restated)
Profit before income tax and social contribution, and statutory interests	218,438	40,778
Income tax calculated at the applicable rate - 34%	(74,269)	(13,864)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	36,454	18,471
Amortization of negative goodwill	-	(3,649)
Tax losses carryforwards (utilized)	72	106
Stock option plan	(1,961)	(4,186)
Other permanent differences	(4,845)	1,956

Other permanent differences	(44,549)	(1,166)

(ii)     Deferred income tax and social contribution

Deferred income tax and social contribution are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

The Company recognized tax assets on losses on income tax and social contribution carryforwards for prior years, which do not have maturity term, and which offset is limited to 30% of annual taxable profit, as it is probable that the taxable profit is available for offsetting temporary differences.

The carrying amount of a deferred tax asset is periodically reviewed, and the projections are annually reviewed, in case there are significant factors that may modify the projections, the latter having been reviewed during the year by the Company and approved by the Fiscal Council.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

16. Deferred income tax and social contribution--Continued

(ii)   Deferred income tax and social contribution --Continued

       Deferred income tax and social contribution are from the following sources:

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Assets	(restated)	(restated)	(restated)	(restated)
Provisions for contingencies and other temporary differences	125,782	125,369	157,511	153,797
Income tax and social contribution loss carryforwards	38,894	9,573	143,114	113,847
Tax credits from downstream acquisition	1,557	3,114	11,068	13,644
	166,233	138,056	311,693	281,288

Liabilities
Negative goodwill	86,813	85,896	86,813	85,896
Temporary differences	26,328	23,628	33,185	26,601
Differences between income taxed on cash basis and recorded on an accrual basis	105,225	77,338	364,455	303,268
	218,366	186,862	484,453	415,765

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Brazilian IRS (SRF) Revenue Procedure No. 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and the conclusion of the corresponding projects.

Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards in the amount of R$9,804, which are under the taxable profit regime, and do not have a history of taxable profit over the last three years, except in the subsidiary Tenda.

Management considers that deferred tax assets arising from temporary differences will be realized as the contingencies and events are settled.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

16. Deferred income tax and social contribution --Continued

(ii)   Deferred income tax and social contribution --Continued

Based on estimated future taxable profit of Gafisa, the expected recovery of the deferred income tax and social contribution loss carryforwards of the Company and its subsidiary, Tenda, is:

	Individual	Consolidated
2011	9,605	17,606
2012	29,289	46,619
2013	-	18,455
2014	-	33,927
Other	-	26,507
Total	38,894	143,114

17. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company’s and its subsidiaries operations are subject to the risk factors described below:

(i)  Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments --Continued

(i)  Risk considerations --Continued

a)    Credit risk --Continued

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of June 30, 2010, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below.

In 2009, the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

In the year ended December 31, 2009, the amount of R$ 1,234 related to the net positive result from the swap operations of currency and interest rates was recognized in financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet. The swap transactions described below were settled in the year ended December 31, 2009:

	Reais	Percentage
Rate swap contracts - (US Dollar and Yen for CDI)	Nominal Value	Original Index	Swap
Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105 CDI
Banco Votorantim S.A.	100,000	Dollar + 7	104 CDI
	200,000

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions in 2009.

c)    Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks, and the optimization of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries.

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

Period ended June 30, 2010	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	825,382	320,177	32,004	-	1,177,563
Debentures	123,608	573,000	1,175,000	-	1,871,608
Suppliers	244,545	-	-	-	244,545
	1,193,535	893,177	1,207,004	-	3,293,716

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

(i)  Considerations on risks --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value are observable, direct or indirectly.

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the period ended June 30, 2010.

	Individual			Consolidated
	Fair value classification
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents	-	175,711	-	-	353,008	-
Marketable securities	-	971,648	-	-	1,453,376	-

In the period ended June 30, 2010, there were not any transfers between the levels 1 and 2 fair value valuation, nor transfers between levels 3 and 2 fair value valuation. As permitted by IFRS1/CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments--Continued

(ii) Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

b)    Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The amounts of cash and cash equivalents, marketable securities, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

See below the carrying amounts and fair values of financial assets and liabilities at June 30, 2010:

	Consolidated
		06/30/2010		12/31/2009
	Carrying amount	Fair value	Carrying amount	Fair value
			(restated)
Financial assets
Cash and cash equivalents	353,008	353,008	292,940	292,940
Marketable securities	1,453,376	1,453,376	1,131,113	1,131,113
Trade accounts receivable, net current portion	2,470,944	2,470,944	2,008,464	2,008,464
Trade accounts receivable, net non-current portion	2,075,161	2,075,161	1,768,182	1,768,182

Financial liabilities
Loans and financing	1,177,563	1,179,670	1,203,755	1,204,157
Debentures	1,871,608	1,881,907	1,918,377	1,932,646
Materials and service suppliers	244,545	244,545	194,331	194,331

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments--Continued

(iii)Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s businesses and maximize the value to shareholders.

The Company controls its capital structure making adjustments to the current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans, issue debentures.

There were no changes in objectives, policies or procedures during the periods ended June 30, 2010 and December 31, 2009.

The Company included in its net debt structure: loans and financing, debentures and obligations to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

	Individual		Consolidated
	06/30/2010	12/31/2009	06/30/2010	12/31/2009
	(restated)	(restated)	(restated)	(restated)
Loans and financing (Note 10)	825,869	839,378	1,177,563	1,203,755
Debentures (Note 11)	1,260,134	1,307,121	1,871,608	1,918,377
Payables to venture partners (Note 12)	300,000	300,000	380,000	300,000
(-) Cash and cash equivalents and marketable securities	(1,147,359)	(773,479)	(1,806,384)	(1,424,053)
Net debt	1,238,644	1,673,020	1,622,787	1,998,079
Equity	3,545,413	2,325,634	3,429,583	2,384,181
Equity and net debt	4,668,227	3,998,654	5,052,370	4,382,260

(iv)         Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Company. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments--Continued

(iv)  Sensitivity analysis --Continued

At June 30, 2010, the Company has the following financial instruments:

a)  Financial investments, loans and financing, and debentures linked to the Interbank Deposit Certificate (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR);

c)  Trade accounts receivable and properties for sale, linked to the National Civil Construction Index (INCC).

The scenarios considered were as follows:

Scenario I: Probable – management considered a 50% increase in the variables used for pricing

Scenario II:  Possible – 25% increase/decrease in the risk variables used for pricing

Scenario III:  Remote – 50% decrease in the risk variables used for pricing.

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Management. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

17. Financial instruments--Continued

(iv)  Sensitivity analysis--Continued

As of June 30, 2010:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	67,647	(33,824)	33,824	(67,647)
Loans and financing	High/drop of CDI	(32,379)	16,189	(16,189)	32,379
Debentures	High/drop of CDI	(29,571)	14,785	(14,785)	29,571

Net effect of CDI variation		5,697	(2,849)	2,849	(5,697)

Loans and financing	High/drop of TR	(1,618)	809	(809)	1,618
Debentures	High/drop of TR	(4,281)	2,140	(2,140)	4,281

Net effect of TR variation		(5,898)	2,949	(2,949)	5,898

Loans and financing	High/drop of IPCA	-	-	-	-
Net effect of IPCA variation		-	-	-	-

Customers	High/drop of INCC	76,223	(38,111)	38,111	(76,223)
Inventory	High/drop of INCC	44,629	(22,315)	22,315	(44,629)

Net effect of INCC variation		120,852	(60,426)	60,426	(120,852)

As of December 31, 2009:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	46,885	(23,443)	23,443	(46,885)
Loans and financing	High/drop of CDI	(29,407)	14,703	(14,703)	29,407
Debentures	High/drop of CDI	(28,308)	14,154	(14,154)	28,308

Net effect of CDI variation		(10,830)	5,414	(5,414)	10,830

Loans and financing	High/drop of TR	(1,469)	734	(734)	1,469
Debentures	High/drop of TR	(3,871)	1,936	(1,936)	3,871

Net effect of TR variation		(5,340)	2,670	(2,670)	5,340

Customers	High/drop of INCC	31,516	(15,758)	15,758	(31,516)
Inventory	High/drop of INCC	20,907	(10,454)	10,454	(20,907)

Net effect of INCC variation		52,423	(26,212)	26,212	(52,423)

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

18. Related parties

18.1   Balances with related parties

The balances between the parent and controlled companies are realized under conditions and prices established between the parties.

	Current account	Individual		Consolidated
	Condominium and Consortia	6/30/2010	12/31/2009	6/30/2010	12/31/2009
A116	Alpha 4	(4,020)	(2,260)	(4,020)	(2,260)
A146	Consórcio Ezetec & Gafisa	1,801	24,289	1,801	24,289
A166	Consórcio Ezetec Gafisa	1,290	(8,217)	1,290	(8,217)
A175	Cond Constr Empr Pinheiros	3,066	3,064	3,066	3,064
A195	Condomínio Parque da Tijuca	(783)	(347)	(783)	(347)
A205	Condomínio em Const. Barra First Class	1,367	(46)	1,367	(46)
A226	Civilcorp	2,062	4,602	2,062	4,602
A255	Condomínio do Ed Barra Premium	1,261	105	1,261	105
A266	Consórcio Gafisa Rizzo	(2,611)	(794)	(2,611)	(794)
A286	Evolucao Chacara das Flores	9	7	9	7
A315	Condomínio Passo da Patria II	563	569	563	569
A395	Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
A436	Alpha 3	(4,283)	(2,611)	(4,283)	(2,611)
A475	Condomínio Iguatemi	3	3	3	3
A486	Consórcio Quintas Nova Cidade	36	36	36	36
A506	Consórcio Ponta Negra	2,488	2,488	2,488	2,488
A536	Consórcio SISPAR & Gafisa	11,198	8,075	11,198	8,075
A575	Cd. Advanced Ofs Gafisa-Metro	(1,325)	(1,027)	(1,325)	(1,027)
A606	Condomínio ACQUA	(2,586)	(3,894)	(2,586)	(3,894)
A616	Cond.Constr.Living	(2,344)	(1,790)	(2,344)	(1,790)
A666	Consórcio Bem Viver	(391)	(361)	(391)	(361)
A795	Cond.Urbaniz.Lot Quintas Rio	(7,595)	(4,836)	(7,595)	(4,836)
A815	Cond.Constr. Homem de Melo	81	83	81	83
A946	Consórcio OAS Gafisa - Garden	292	(2,375)	292	(2,375)
B075	Cond. de const. La Traviata	(869)	(540)	(869)	(540)
B125	Cond. Em Constr LACEDEMONIA	29	57	29	57
B226	Evolucao New Place	(675)	(673)	(675)	(673)
B236	Consórcio Gafisa Algo	678	722	678	722
B256	Columbia Outeiro dos Nobres	(153)	(153)	(153)	(153)
B336	Evolucao - Reserva do Bosque	14	12	14	12
B346	Evolucao Reserva do Parque	38	53	38	53
B496	Consórcio Gafisa&Bricks	656	656	656	656
B525	Cond.Constr. Fernando Torres	136	136	136	136
B625	Cond de Const Sunrise Reside	269	354	269	354
B746	Evolucao Ventos do Leste	159	117	159	117
B796	Consórcio Quatro Estações	(1,323)	(1,328)	(1,323)	(1,328)
B905	Cond em Const Sampaio Viana	972	951	972	951
B945	Cond. Constr Monte Alegre	1,429	1,456	1,429	1,456
B965	Cond. Constr.Afonso de Freitas	1,653	1,675	1,653	1,675
B986	Consórcio New Point	1,097	1,182	1,097	1,182
C136	Evolução - Campo Grande	584	612	584	612
C175	Condomínio do Ed Oontal Beach	(1,165)	(817)	(1,165)	(817)
C296	Consórcio OAS Gafisa - Garden	6,050	2,110	6,050	2,110
C565	Cond Constr Infra Panamby	(90)	(145)	(90)	(145)
C575	Condomínio Strelitzia	(1,391)	(1,035)	(1,391)	(1,035)
C585	Cond Constr Anthuriun	1,967	2,194	1,967	2,194
C595	Condomínio Hibiscus	2,753	2,675	2,753	2,675
C605	Cond em Constr Splendor	(1,856)	1,813	(1,856)	1,813
C615	Condomínio Palazzo	(1,775)	(1,504)	(1,775)	(1,504)
C625	Cond Constr Doble View	(4,717)	(3,937)	(4,717)	(3,937)
C635	Panamby - Torre K1	129	318	129	318
C645	Condomínio Cypris	(2,798)	(1,793)	(2,798)	(1,793)
C655	Cond em Constr Doppio Spazio	(2,659)	(2,592)	(2,659)	(2,592)
C706	Consórcio Res. Sta Cecília	11,435	9,441	11,435	9,441
D076	Consórcio Planc e Gafisa	690	798	690	798
D096	Consórcio Gafisa&Rizzo (susp)	1,418	1,649	1,418	1,649
D116	Consórcio Gafisa OAS - Abaeté	5,596	34,121	5,596	34,121
D535	Cond do Clube Quintas do Rio	1	1	1	1
D886	Cons OAS-Gafisa Horto Panamby	(33,799)	(14,864)	(33,799)	(14,864)
D896	Consórcio OAS e Gafisa – Horto Panamby	5,845	5,845	5,845	5,845
E116	Consórcio Ponta Negra – Ed Marseille	(9,737)	(6,142)	(9,737)	(6,142)
E126	Consórcio Ponta Negra – Ed Nice	(5,462)	(3,505)	(5,462)	(3,505)
E166	Manhattan Square	2,841	2,841	2,841	2,841
E336	Cons. Eztec Gafisa Pedro Luis	(9,755)	(11,925)	(9,755)	(11,925)
E346	Consórcio Planc Boa Esperança	1,308	1,342	1,308	1,342
E736	Consórcio OAS e Gafisa – Tribeca	(15,505)	(15,042)	(15,505)	(15,042)
E746	Consórcio OAS e Gafisa – Soho	12,993	16,701	12,993	16,701
E946	Consórcio Gafisa	(77)	(77)	(77)	(77)
F178	Consórcio Ventos do Leste	148	(1)	148	(1)
S016	Bairro Novo Cotia	9509	9,506	9509	9,506
S026	Bairro Novo Camaçari	1260	1,259	1260	1,259
		22,587	49,270	22,587	49,270

	Current account	Individual		Consolidated
	Condominium and consortia	6/30/2010	12/31/2009	6/30/2010	12/31/2009
	GAF - GAFISA + MERGED COMPANIES
	Vida Participação – Construtora Tenda	45,127	45,127	-	-
0010	Gafisa SPE 10 SA	(711)	7,508	(711)	7,508
0060	Gafisa Vendas I.Imob Ltda	2,384	2,384	2,384	2,384
E910	Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)
	Other	-	(351)	-	(351)
		21,800	29,668	(23,327)	(15,459)

	SPEs	6/30/2010	12/31/2009	6/30/2010	12/31/2009
0020	Alphaville Urbanismo	13,270	-	-	-
0030	Construtora Tenda	352,212	(3,897)	99,139	-
0040	Bairro Novo Emp Imob S.A.	1,968	1,968	-	-
0050	Cipesa Empreendimentos Imobil.	404	252	404	(650)
A010	The House	84	80	-	-
A020	GAFISA SPE 46 EMPREEND IMOBILI	13,914	8,008	-	225
A070	GAFISA SPE 40 EMPR.IMOB LTDA	1,028	1,028	290	290
A180	VISTTA IBIRAPUERA	(74)	1,073	(70)	-
A290	Blue II Plan. Prom e Venda Lt	(2,612)	(8,048)	-	(6,295)
A300	SAÍ AMARELA S/A	(1,144)	(1,079)	-	199
A320	GAFISA SPE-49 EMPRE.IMOB.LTDA	2,783	2,785	2,783	(2,787)
A340	London Green	9	9	9	-
A350	GAFISA SPE-35 LTDA	(3,183)	8	1	(1,387)
A410	GAFISA SPE 38 EMPR IMOB LTDA	4,808	4,816	-	-
A420	LT INCORPORADORA SPE LTDA.	(1,249)	1,081	-	(513)
A490	RES. DAS PALMEIRAS INC. SPE LT	649	745	649	501
A580	GAFISA SPE 41 EMPR.IMOB.LTDA.	(20,321)	(3,198)	-	-
A630	Dolce VitaBella Vita SPE SA	176	165	176	(133)
A640	SAIRA VERDE EMPREEND.IMOBIL.LT	166	166	166	577
A680	GAFISA SPE 22 LTDA	731	872	-	(272)
A720	CSF Prímula	(2,400)	(79,410)	-	-
A730	GAFISA SPE 39 EMPR.IMOBIL LTDA	(2,117)	(1,970)	1,801	1,722
A750	CSF SANTTORINO	149	147	149	-
A800	DV SPE SA	(578)	(578)	-	7
A870	GAFISA SPE 48 EMPREEND IMOBILI	(622)	(233)	-	1,260
A990	GAFISA SPE-53 EMPRE.IMOB.LTDA	(183)	(65)	-	35
B040	Jardim II Planej.Prom.Vda.Ltda	328	6,156	-	(9,152)
B210	GAFISA SPE 37 EMPREEND.IMOBIL.	1,424	4,951	1,424	(5,555)
B270	GAFISA SPE-51 EMPRE.IMOB.LTDA	(430)	(9)	-	829
B430	GAFISA SPE 36 EMPR IMOB LTDA	16,419	38,157	-	-
B440	GAFISA SPE 47 EMPREEND IMOBILI	(335)	333	-	(2)
B590	SUNPLACE SPE LTDA	(181)	(191)	-	606
B600	SUNPLAZA PERSONAL OFFICE	(21)	10,316	-	-
B630	Sunshine SPE Ltda.	944	1,474	944	(562)
B640	GAFISA SPE 30 LTDA	(12,214)	5,080	-	(5,721)
B760	Gafisa SPE-50 Empr. Imob. Ltda	(2,000)	(724)	-	736
B800	TINER CAMPO BELO I EMPR.IMOBIL	(30,944)	(30,944)	-	(174)
B830	GAFISA SPE-33 LTDA	3,011	3,105	-	(685)
B950	COND.AFONSO DE FREITAS	(798)	-	-	-
C010	Jardim I Planej.Prom.Vda. Ltda	5,275	5,338	1,664	889
C040	PAULISTA CORPORATE	50	-	50	-
C070	VERDES PRAÇAS INC.IMOB SPE LT	(1,943)	(22,656)	-	-
C080	OLIMPIC CONDOMINIUM RESORT	(22,706)	-	-	-
C100	GAFISA SPE 42 EMPR.IMOB.LTDA.	(1,016)	3,206	-	(168)
C150	PENÍNSULA I SPE SA	(2,548)	(1,548)	516	457
C160	PENÍNSULA 2 SPE SA	4,478	4,778	-	(3,914)
C180	Blue I SPE Ltda.	5,357	5,434	2,140	(2,846)
C220	Blue II Plan Prom e Venda Lt	(6)	(6)	-	-
C230	Blue II Plan Prom e Venda Lt	(3)	120	-	-
C250	GRAND VALLEY	123	-	123	-
C370	OLIMPIC CHAC. SANTO ANTONIO	81	-	81	-
C400	FELICITA	5	-	5	-
C410	Gafisa SPE-55 Empr. Imob. Ltda	67	381	67	(349)
C440	Gafisa SPE 32	(1,765)	(1,667)	-	(119)
C460	CYRELA GAFISA SPE LTDA	2,984	2,984	-	-
C480	Alto da Barra de São Miguel	(118)	-	-	-
C490	Unigafisa Part SCP	41,406	34,175	-	490
C510	PQ BARUERI COND - FASE 1	6	-	-	-
C540	Villagio Panamby Trust SA	(678)	(547)	(678)	205
C550	DIODON PARTICIPAÇÕES LTDA.	(5,491)	(5,670)	-	-
C680	DIODON PARTICIPAÇÕES LTDA.	131	131	-	-
C800	GAFISA SPE 44 EMPREEND IMOBILI	400	95	400	50
C850	Sitio Jatiuca Emp. Imob. S	-	1,441	-	-
C860	Spazio Natura Emp. Imob. Ltd	(5)	-	-	-
C870	SOLARES DA VILA MARIA	7	-	7	-
D080	O Bosque Empreend. Imob. Ltda	177	-	177	-
D100	GAFISA SPE 65 EMPREEND IMOB LTD	948	32	259	(74)
D280	Cara de Cão	(7,870)	(2,967)	-	-
D340	Laguna Di Mare – fase 2	(2,246)	-	-	-
D590	GAFISA SPE-72	1,664	-	-	-
D620	Gafisa SPE-52 E. Imob. Ltda	143	1,462	143	(3)
D630	GPARK ÁRVORES - FASE 1	(5,625)	1,412	-	(7)
D730	Gafisa SPE-32 Ltda	2,220	2,220	-	-
D940	Terreno Ribeirão / Curupira	1,352	1,352	-	-
E080	TERRENO QD C-13 LOTE CENTRAL	137	-	137	-
E210	UNIDADE AVULSA HOLLIDAY SALVA	(225)	-	-	-
E240	Edif Nice	(95)	(183)	-	-
E350	Gafisa SPE-71	102	67	50	(258)
E360	Zildete	1,382	1,382	-	-
E380	Clube Baiano de Tênis	313	314	-	-
E410	Gafisa SPE-73	2	1	-	-
E440	MADUREIRA - SOARES CALDEIRA	4,500	-	-	-
E550	Gafisa SPE 69 Empreendimertos	3,963	3,813	-	-
E560	GAFISA SPE 43 EMPR.IMOB.LTDA.	5	5	-	-
E600	SPE Franere GAF 04	(1,500)	-	-	-
E770	Gafisa SPE-74 Emp Imob Ltda	1,780	1,770	-	(2,277)
E780	GAFISA SPE 59 EMPREEND IMOB LTDA	3	3	3	(5)
E880	PROJETO VILLA-LOBOS	1,253	-	-	-
E970	Gafisa SPE 68 Empreendimertos	23	204	22	(21)
E980	Gafisa SPE-76 Emp Imob Ltda	22	22	22	(33)
E990	Gafisa SPE-77 Emp Imob Ltda	3,336	3,335	-	(47)
F100	Gafisa SPE-78 Emp Imob Ltda	218	152	159	(144)
F110	Gafisa SPE-79 Emp Imob Ltda	24	4	-	(3)
F120	Gafisa SPE 70 Empreendimertos	5	5	5	(746)
F130	GAFISA SPE 61 EMPREENDIMENTO I	(150)	(150)	-	(18)
F140	SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	-	-
F260	Gafisa SPE-75 Emp Imob Ltda	356	356	-	(355)
F270	Gafisa SPE-80 Emp Imob Ltda	7	2	-	(2)
F520	Gafisa SPE-85 Emp Imob Ltda	(749)	(246)	-	(265)
F580	Gafisa SPE-86 Emp Imob Ltda	-	17	-	(14)
F590	Gafisa SPE-81 Emp Imob Ltda	1,906	-	-	-
F600	Gafisa SPE-82 Emp Imob Ltda	1	-	1	-
F610	Gafisa SPE-83 Emp Imob Ltda	522	492	502	(400)
F620	Gafisa SPE-87 Emp Imob Ltda	1,282	1,456	-	(52)
F630	Gafisa SPE-88 Emp Imob Ltda	(1,086)	(66)	-	66
F640	Gafisa SPE-89 Emp Imob Ltda	755	(3,884)	-	-
F650	Gafisa SPE-90 Emp Imob Ltda	2,847	328	688	(280)
F660	Gafisa SPE-84 Emp Imob Ltda	(10,160)	(5,216)		-
F910	Gafisa SPE-91 Emp Imob Ltda	12,951	247	258	(188)
F920	Angelo Agostini	(885)	151	-	1
F940	Gafisa SPE-102 Emp Imob Ltda	705	-	-	-
F950	SPE Franere Gafisa 06	66	-	-	-
F970	Gafisa SPE-92 Emp Imob Ltda	191	110	-	(109)
F980	Gafisa SPE-93 Emp Imob Ltda	2,649	8	-	-
F990	Gafisa SPE-94 Emp Imob Ltda	3,043	8	-	-
G010	Gafisa SPE-95 Emp Imob Ltda	1,943	8	-	-
G020	Gafisa SPE-96 Emp Imob Ltda	1,609	8	-	-
G030	Gafisa SPE-97 Emp Imob Ltda	263	9	-	-
G040	Gafisa SPE-98 Emp Imob Ltda	2,190	8	-	-
G050	Gafisa SPE-99 Emp Imob Ltda	1,314	8	-	-
G060	Gafisa SPE-103 Emp Imob Ltda	1,394	8	-	-
G150	SITIO JATIUCA SPE LTDA	1,910	3,360	-	-
G160	DEPUT JOSE LAJES EMP IMOB	36	36	36	-
G170	ALTA VISTTA	156	372	156	-
G220	OAS CITY PARK BROTAS EMP.	268	268	268	-
G250	RESERVA SPAZIO NATURA	3	3	3	(210)
G260	CITY PARK ACUPE EMP. IMOB.	429	429	429	-
G270	Gafisa SPE-106 Emp Imob Ltda	7,637	-		-
G280	Gafisa SPE-107 Emp Imob Ltda	(2,120)	-	-	-
G300	Gafisa SPE-109 Emp Imob Ltda	748	-	-	-
G320	Gafisa SPE-112 Emp Imob Ltda	34	-	-	-
G420	OFFICE LIFE	626	-	626	-
G430	API SPE 29 – Plan. E Desenv.	1,548	-	-	-
G490	ESPACIO LAGUNA 504	(1,290)	-	-	-
G500	CITY PARK EXCLUSIVE	534	534	-	-
L130	Gafisa SPE-77 Emp	(1,143)	(338)	-	(27)
N030	MARIO COVAS SPE EMPREENDIMENTO	40	40	40	-
N040	IMBUI I SPE EMPREENDIMENTO IMO	1	1	1	-
N090	ACEDIO SPE EMPREEND IMOB LTDA	1	1	1	-
N120	MARIA INES SPE EMPREEND IMOB.	1	1	1	-
N230	GAFISA SPE 64 EMPREENDIMENTO I	1	1	1	-
N250	FIT Jd Botanico SPE Emp.	1	1	1	-
X100	CIPESA EMPREENDIMENTOS IMOBILI	12	12	12	(12)
		394,678	328	116,241	(37,689)

	Third party’s works
A053	Camargo Corrêa Des.Imob SA	895	917	895	917
A103	Genesis Desenvol Imob S/A	(264)	(216)	(264)	(216)
A213	Empr. Icorp. Boulevard SPE LT	46	56	46	56
A243	Cond. Const. Barra First Class	-	31	-	31
A833	Klabin Segall S.A.	582	532	582	532
A843	Edge Incorp.e Part.LTDA	146	146	146	146
A853	Multiplan Plan. Particip. e Ad	100	100	100	100
A933	Administ Shopping Nova America	-	90	-	90
A973	Ypuã Empreendimentos Imob	4	200	4	200
A983	Holiday Inn São Jose	447	-	447	-
B023	IURD Jundiaí	40	-	40	-
B053	Cond.Constr. Jd Des Tuiliere	(122)	(124)	(122)	(124)
B103	Rossi AEM Incorporação Ltda	3	3	3	3
B113	Magna Vita	48	-	48	-
B293	Patrimônio Constr.e Empr.Ltda	307	307	307	307
B323	Camargo Corrêa Des.Imob SA	329	(46)	329	(46)
B353	Cond Park Village	(107)	(88)	(107)	(88)
B363	Boulevard0 Jardins Empr Incorp	(6,397)	(89)	(6,397)	(89)
B383	Rezende Imóveis e Construções	(54)	809	(54)	809
B393	São José Constr e Com Ltda	775	543	775	543
B403	Condomínio Civil Eldorado	335	276	335	276
B423	Tati Construtora Incorp Ltda	293	286	293	286
B693	Columbia Engenharia Ltda	431	431	431	431
B753	Civilcorp Incorporações Ltda	8	4	8	4
B773	Waldomiro Zarzur Eng. Const.Lt	1,818	1,801	1,818	1,801
B783	Rossi Residencial S/A	431	431	431	431
B863	RDV 11 SPE LTDA.	(781)	(749)	(781)	(749)
B813	Tangua Patrimonial Ltda	(495)	-	(495)	-
B913	Jorges Imóveis e Administrações	1	1	1	1
C273	Camargo Corrêa Des.Imob SA	(263)	(661)	(263)	(661)
C283	Camargo Corrêa Des.Imob SA	(220)	(323)	(220)	(323)
C433	Patrimônio Const Empreend Ltda	155	155	155	155
D963	Alta Vistta Maceio (Controle)	1	1	1	1
D973	Forest Ville (OAS)	752	814	752	814
D983	Garden Ville (OAS)	244	278	244	278
E093	JTR - Jatiuca Trade Residence	(1)	4,796	(1)	4,796
E103	Acquarelle (Controle)	637	81	637	81
E133	Riv Ponta Negra - Ed Nice	3,318	1,834	3,318	1,834
E313	Palm Ville (OAS)	183	343	183	343
E323	Art Ville (OAS)	228	322	228	322
E503	OSCAR FREIRE OPEN VIEW	(183)	(464)	(183)	(464)
E513	OPEN VIEW GALENO DE ALMEIDA	(61)	(207)	(61)	(207)
F323	Conj Comercial New Age	4,682	4,646	4,682	4,646
F833	Carlyle RB2 AS	(1,500)	(4,041)	(1,500)	(4,041)
F873	Partifib P. I. Fiorata Lt	29	(430)	29	(430)
	Other	568	(1,196)	568	(1,196)
		7,388	11,600	7,388	11,600

	Grand total (a)	401,280	90,866	122,889	7,722

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

According to Note 7, at June 30, 2010 the recognized financial income from interest on loans amounted to R$1,682 in the Company (2009 – R$669).

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

18. Related parties --Continued

18.2   Transactions with related parties --Continued

The information regarding with management’s  transactions and compensation are described in Note 20.

18.3   Endorsements, guaranties and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provide guaranties for its partners.

19. Net operating revenue

	Individual		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
	(restated)	(restated)	(restated)	(restated)
Gross operating revenue
Real estate development, sale and barter transactions	766,070	495,352	1,921,268	1,281,921
Construction services	18,665	18,202	21,469	17,087
Taxes on services and revenues	(45,338)	(16,163)	(107,710)	(51,303)
Net operating revenue	739,397	497,391	1,835,027	1,247,705

20. Financial income

	Individual		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
	(restated)		(restated)
Income from financial investments	42,742	14,462	50,832	16,467
Financial income on loan	1,682	669	1,682	1,045
Other interest income	286	714	2,317	715
Other financial income	709	29,820	10,027	55,068
Derivative transactions	-	-	-	-
Financial income	45,419	45,665	64,858	73,295

Interest on funding, net of capitalization	70,598	21,419	97,600	36,484
Amortization of debenture cost	872	-	1,873	-
Payables to venture partners	-	-	13,348	16,821
Banking expenses	2,472	1,043	6,089	1,306
Other financial expenses	(1,050)	55,450	6,475	57,434
Derivative transactions	-	-	-	-
Financial expenses	72,892	77,912	125,385	112,045

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

21. Transactions with the management and employees

(i)    Management’s compensation

       In the period ended June 30, 2010 the amounts recorded in general and administrative expenses related to the compensation of the Company’s key management personnel are as follows:

	Board of Directors	Fiscal Council	Statutory Board	Total

Number of members	6	3	5	14
Annual fixed compensation (in R$)	488	68	1,250	1,806
Salary / Fees	488	68	1,160	1,716
Direct and indirect benefits	-	-	90	90
Other	-	-	-	-
Variable compensation (in R$)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$)	81	11	208	301
Total compensation	488	68	1,250	1,806

The annual aggregate amount to be distributed among the Company’s key management personnel for 2010 as fixed and variable compensation is R$ 9,695 according to the Annual Shareholders’ Meeting held on April 27, 2010.

(ii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of June 30, 2010, the Company recorded a provision for profit sharing amounting to R$12,579 in consolidated balance under the heading general and administrative expenses.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

22. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities. The risk assumptions made are not included in the scope of the audit of financial statements. Accordingly, they were not audited by our independent public accountants.

The chart below shows coverage by insurance policy and respective amounts at June 30, 2010:

Insurance type	Coverage in thousands of R$
Engineering risks and completion guarantee	3,013,515
Policy outstanding	240,000
Directors & Officers liability insurance	115,000
3,368,515

23. Earnings per share

In accordance with CPC 41, the Company shall present basic and diluted earnings per share. The comparison data of basic and diluted earnings per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

As mentioned in Note 1, on February 22, 2010, the split of our common shares was approved at the ratio of one share to two new shares issued, increasing the number of shares  to 334,154,274 from 167,077,137. All information related to the number of shares was retrospectively adjusted in order to reflect the split of shares of February 22, 2010.

When the exercise price for the purchase of shares is higher than the market price of shares, the diluted earnings per share are not affected by the stock option. According to CPC 41, dilutive potential shares are not considered when there is a loss, because that would have antidilutive effect. For the period ended June 30, 2010, 0.58% of dilutive potential shares was not considered.

23. Earnings per share --Continued

The following table shows the calculation of basic and diluted earnings per share.

	6/30/2010	6/30/2009

Basic numerator
Proposed dividends	-	-
Undistributed earnings	162,087	25,067
Undistributed earnings, available for the holders of common shares	162,087	26,067

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	394,308	260,146

Basic earnings per share – R$	0.4111	0.0964

Diluted numerator
Proposed dividends	-	-
Undistributed earnings	162,087	25,067

Undistributed earnings, available for the holders of common shares	162,087	25,067

Diluted denominator (in thousands of shares)
Weighted average number of shares (i)	394,308	260,146
Stock options	2,518	3,309

Weighted average number of shares (i)	396,826	263,185

Diluted earnings per share –R$	0.4085	0.0952

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

(i)             All amounts were retrospectively adjusted to reflect the split of shares approved at the shareholders’ meeting of February 22, 2010.

24. Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, FIT Residencial, Bairro Novo and Tenda, the Company's management assesses segment information on the basis of different business segments and economic data rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

.

24. Segment information--Continued

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

	Gafisa S.A. (i)	Tenda	AUSA	Total 06/30/2010
	(restated)	(restated)	(restated)	(restated)
Net operating revenue	1,084,990	580,171	169,866	1,835,027
Operating cost	(804,695)	(408,085)	(90,099)	(1,302,879)

Gross profit	280,295	172,086	79,767	532,148

Gross margin - %	25.8%	29.7%	47.0%	29.0%

Depreciation and amortization	(10,964)	(7,639)	(415)	(19,019)
Financial expenses	(91,276)	(24,124)	(9,985)	(125,385)
Financial income	54,169	7,859	2,830	64,858
Tax expenses	(31,930)	(7,269)	(5,350)	(44,549)

Net income for the year	162,087	35,197	22,776	220,061

Customers (short and long term)	2,696,204	1,523,603	290,431	4,510,238
Inventories (short and long term)	1,176,549	555,062	158,808	1,890,419
Other assets	1,975,784	718,413	152,640	2,768,022

Total assets	5,769,722	2,797,078	601,879	9,168,679

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

24. Segment information --Continued

	Gafisa S.A. (i)	Tenda	AUSA	Total 06/30/2009
	(restated)	(restated)	(restated)	(restated)
Net operating revenue	689,484	468,140	90,081	1,247,705
Operating cost	(516,983)	(319,727)	(65,003)	(901,713)

Gross profit	172,501	148,413	25,078	345,992

Gross margin - %	25.0%	31.7%	27.8%	27.7%

Depreciation and amortization	(7,224)	(6,730)	(429)	(14,382)
Financial expenses	(95,022)	(11,046)	(5,977)	(112,045)
Financial income	58,344	12,660	2,291	73,295
Tax expenses	12,182	(10,556)	(2,792)	(1,166)

Net income for the year	2,791	20,668	1,610	25,069

Customers (short and long term)	1,843,601	896,036	173,689	2,913,326
Inventories (short and long term)	1,146,207	492,655	151,063	1,789,925
Other assets	782,698	906,911	47,846	1,737,455

Total assets	3,772,506	2,295,602	372,598	6,440,706

(i)      Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A;

25. Statement of Value Added

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

	Individual	Consolidated
	6/30/2010	6/30/2010

Revenues	784,735	1,941,998
Real estate development, sale and services	784,735	1,941,988
Allowance for doubtful accounts	-	-
Inputs acquired from third parties (including ICMS and IPI)	(489,361)	(1,360,668)
Real estate development and sales	(528,719)	(1,254,931)
Materials, energy, outsourced labor and other	39,358	(105,737)

Gross added value	295,374	581,330

Retentions	(5,705)	(19,019)
Depreciation, amortization and depletion	(5,705)	(19,019)

Net added value produced by the Company	289,669	562,311

Added value received on transfer	160,569	64,858
Equity account	115,150	-
Financial income	45,419	64,858

Total added value to be distributed	450,238	627,169

Added value distribution	450,238	627,169
Personnel and payroll charges	103,386	138,038
Taxes and contributions	79,824	167,061
Interest and rents	104,941	159,983
Dividends	-	-
Retained earnings	162,087	162,087

***

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE 12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Gafisa Reports Results for Second Quarter 2010

--- Launches grew to R$1.0 billion in the quarter and R$1.7 billion in the 1H10, 61% and 118% higher, respectively, than the same periods of 2009 ---

--- Revenues increase to R$ 927 million, a 31% increase over R$ 706 million in 2Q09 ---

--- Adjusted EBITDA grew to R$184 million from R$111 million in 2Q09, on Adjusted EBITDA Margin of 19.8% versus 15.8% in 2Q09 ---

FOR IMMEDIATE RELEASE - São Paulo, August 3rd, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said “I am very pleased with our second quarter operating results which demonstrate our ability to not only capitalize on the power and recognition of our strong brands in the market, but also leverage our operating scale throughout the organization. The growth trajectory of sales continued, achieving R$ 890 million during the quarter, with especially strong interest in our mid to high product segments of Gafisa and Alphaville.  As planned, we picked up our launch pace of new developments to R$1,008 million for the quarter, and we expect to continue increasing this pace throughout the remainder of the year. Our adjusted EBITDA for the quarter was R$ 184 million with a margin of 19.8%, a marked improvement over last year’s 15.8% during the same period.  This reflects improved SG&A ratios including Tenda’s synergies and the emergent strength of the mid to high end segments where we have been able to increase prices to compensate for rising costs in some areas, resulting in improved gross, adjusted EBITDA, and backlog margins.”

Amaral added, “All sectors of the market continue to benefit from growth of the Brazilian economy, which resulted in the expansion of real wages, record low unemployment rates of 7% for the month of June and strong consumer confidence. We are especially well positioned to gain share with our portfolio of brands that serve all segment of the population. Tenda continues to be well positioned to benefit from the MCMV program with one of the lowest average price points of the industry (R$ 110/unit launched in the 1H10). Access to housing credit is expanding also reflecting efficiency improvements at Caixa, which through June 26 processed over 226 thousand contracts under MCMV in 2010, valued at R$17.6 billion as compared to a total of 275.5 thousand contracts valued at R$14.1 billion for full year 2009. Tenda is poised to be one of the leading providers of housing to this segment while our other brands continue to be extremely popular among the mid to high segment of the Brazilian population.”

2Q10 - Operating & Financial Highlights

▲   Consolidated launches totaled R$ 1.0 billion for the quarter, a 61% increase over 2Q09. Tenda’s launched R$ 290 million in the quarter, and R$ 587 million in the 1H10, 206% higher than 1H09.

▲   Pre-sales reached R$ 890 million for the quarter, a 7% increase as compared to 2Q09 or 25% increase when comparing 1H10 with 1H09.

▲   Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 31.4% to R$ 927.4 million from R$ 705.8 million in the 2Q09, reflecting a strong pace of execution.

▲   Adjusted EBITDA reached R$ 184 million with a 19.8% margin, a 65% increase when compared to Adjusted EBITDA of R$ 111.3 million reached in the 2Q09, mainly due to the strong performance in all segments and better SG&A ratios.

▲   Net Income before minorities, stock option and non recurring expenses was R$ 107.2 million for the quarter (11.6% adjusted net margin), an increase of 175% compared with the R$ 39 million in the 2Q09.

▲   The Backlog of Revenues to be recognized under the PoC method rose 9% to R$ 3.2 billion from R$ 2.9 billion reached in the 2Q09. The Margin to be recognized improved 125 bps to 36.4%.

▲   Gafisa’s consolidated land bank totaled R$15.8 billion in the 2Q10, with R$ 121 million net increase over 1Q10, reflecting the internal policy of the Company to keep an average of 2 – 3 years of land bank.

▲   Gafisa’s consolidated cash position reached R$ 1.8 billion at the end of June, supporting the Company’s strategy to fund and execute its growth plan.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Index

CEO Comments and Corporate Highlights for 2Q10	04
Recent Developments	05
Launches	07
Pre-Sales	08
Sales Velocity	09
Operations	09
Land Bank	10
Gross Profit	12
SG&A	12
EBITDA	13
Net Income	14
Backlog of Revenues and Results	14
Liquidity	16
Outlook	17

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

CEO Comments and Corporate Highlights for 2Q10

The second quarter results demonstrated the strength of Gafisa’s diversified portfolio of high quality national brands, Gafisa, Alphaville and Tenda, which together serve all segments of the large and growing Brazilian housing market. We were not only focused on meeting the growing housing demand through the launch of R$1.0 billion in new developments, but also continued our drive to enhance operating efficiency which resulted in improved operating margins. A favorable macroeconomic environment and governmental and banking financial support of the industry contributed to robust demand for our housing products.

Brazilian economic indicators remained extremely favorable during the second quarter, despite the central bank’s move to tighten monetary policy in order to control inflation, following an exceptionally strong first quarter of 2010 in which GDP grew an unprecedented 9% over the previous year. A vast supply of credit and pent-up demand from homebuyers, pushed by the expansion of real wages, record low unemployment rates which fell to 7% in June, and strong consumer confidence, contributed to a very favorable environment for our industry. We expect this scenario will prevail throughout the year barring any unexpected impact to economic activity caused by the upcoming October Presidential elections.

We expect a range of public and private financial institutions to continue to supply the necessary credit to sustain a high level of growth in the sector. In the affordable housing segments, Caixa Economica Federal will continue to play a central role in stimulating growth through its participation in the Minha Casa, Minha Vida program, providing subsidies and financing from the FGTS. All this helps insolate the mortgage market from general interest rate increases. Importantly, with respect to the middle and higher income housing segments, larger private sector banks have shown an appetite for gaining a greater share of the incipient, underserved mortgage market, currently equivalent to a very low 3.2% of GDP. This increasing participation is a development that bodes well for more competitive mortgages to be offered to the expanding middle classes and beyond.

Our Gafisa and Alphaville units, which serve the middle and higher income, turned in particularly strong performances as significantly high demand allowed price increases that offset higher labor and materials costs which also contributed to higher margins. Our EBITDA margin for the quarter was 19.8%, just above the mid range of our full year guidance´s estimate (18.5% - 20.5%).

The number of developments launched in the mid- to high segments more than doubled from the previous year’s quarter. Indicative of the success of our developments was the strong demand at Gafisa’s Jardins das Orquideas, a project launched in June in São Paulo, where 89% of units were sold in the first weekend. While sales velocity is strong, we are primarily focused on an optimal combination of velocity that achieves improved margins.

While demand continues to be robust in the lower income segment, Gafisa’s business plan for the second quarter prioritized enhancing Tenda’s operating efficiency in preparation for a more aggressive sales and launch posture during the second half of the year. Among our initiatives to improve Tenda’s execution capacity was the further standardization of building processes through broader use of innovative aluminum molds that reduce the construction cycle and help mitigate rising labor costs. Another significant achievement at Tenda during the quarter was the completion of the SAP enterprise software implementation, which will allow our business structure to operate in a more integrated efficient. These measures have already started to show results over SG&A ratios.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Our cash position remains very strong with R$ 1.8 billion, which assures the company has the ability to continue at a strong pace of execution, while providing us with the flexibility to opportunistically benefit from the market dynamics and favorable economic scenario expanding all segments we serve.

Wilson Amaral, CEO -- Gafisa S.A.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Recent Developments

Improved Operating Margin – Gafisa’s improved operating margin during the quarter reflects the benefits of the Company’s national reach, broad range of quality product offerings in various market segments, strong execution capacity, as well as robust market fundamentals. Strong demand permitted higher pricing, mainly in the mid and upper middle segments, in markets such as São Paulo while improved G&A and direct selling expenses as a percentage of net revenues (from 8.4% to 5.9%, and from 7.3% to 6.6%, respectively) also contributed to higher EBITDA margin of 19.8%, more than offsetting higher labor and materials costs throughout the sector.

Successful Launching of Largest Project in Alphaville’s History – Alphaville launched the first phase of Alphaville Brasilia, the largest project in the company’s history. This first phase comprised 861 thousand m2, or 498 units. The total project area is approximately 22 million m2, compared to an area of less than 10 million m2 at the original Alphaville in Barueri. The whole project is expected to take between 15 and 20 years to develop. The successful sales velocity of this first phase (95% sold within one week) was a good testimony of the project potential.

In addition to posting strong sales numbers, the Alphaville unit extended the footprint of its well-recognized brand during the quarter, launching six new community developments with potential sales value of more than R$225 million in diverse regions throughout the country.  These included the above mentioned project in the capital city of Brasilia, the second phase of Alphaville Riberão Preto in São Paulo’s country side (182 units), Alphaville Jacuhy in the coastal city of Vitoria (168 units), and Alphaville Mossoró, a smaller project in the state of Rio Grande do Norte (93 units). Alphaville remains the largest and only national community development company in Brazil.

Use of Innovative Construction Techniques – Gafisa finished the quarter employing innovative aluminum molds in seven projects under construction, and expects to use this technology in a total of 15 projects by the end of 2010. These molds, which were first used by Tenda and shorten the construction cycle up to 1/3 of the standard time are being used in developments throughout Brazil under the Tenda brand. Under the Gafisa brand we are also testing a similar innovative technology that could reduce construction period by 6 months. Tenda’s projects include Portal do Sol, an affordable development of 416 units in Rio de Janeiro with an estimated construction cycle of just 6 months, and Grand Ville das Artes, an extensive, 1,000-unit complex in the state of Bahia. We also completed the implementation of SAP enterprise software, which began running in July. These measures have already begun to raise the overall efficiency of Tenda by mitigating rising materials costs through purchasing leverage, lowering construction time, and permitting greater integration with Gafisa’s operations and best practices.

Increased Mortgage Transfers to Caixa – Gafisa through Tenda continued ongoing efforts to streamline financial credit procedures and enhancing our relationship with Caixa Economica Federal, the mortgage lender which plays a central role in administration of the federal housing program, Minha Casa, Minha Vida. As a result, we were able to contract 6,239 units in the 2Q10 (9,027 in the 1H10), an increase of 124% when compared to the 1Q10. We have also transferred 2,515 mortgages during the 2Q10 (4,413 in the 1H10), with more than 1,000 in June alone, reflecting the monthly improvement achieved.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Tenda’s Low Average Unit Price – Tenda continues to be well positioned to meet growing demand for MCMV program. The average price per unit of Tenda is one of the lowest when compared to the universe of Brazilian listed homebuilders. In the 1H10 the average launch price per unit was R$ 109 thousand while the average sales price was R$100 thousand. Respectively 16% and 23% below the MCMV price limit. Approximately 75% of Tenda’s launches and sales had an average price per unit below R$ 130 thousand.

Operating and Financial Highlights (R$000, unless otherwise specified)	2Q10	2Q09	2Q10 vs. 2Q09 (%)	1Q10	2Q10 vs. 1Q10 (%)	1H10	1H09	1H10 vs. 1H09 (%)
Launches (%Gafisa)	1,008,528	626,282	61.0%	703,209	43.4%	1,711,738	786,525	117.6%
Launches (100%)	1,461,510	742,411	96.9%	849,874	72.0%	2,311,384	920,834	151.0%
Launches, units (%Gafisa)	4,398	2,568	71.3%	3,883	13.3%	8,281	3,219	157.3%
Launches, units (100%)	6,213	3,079	101.8%	4,141	50.0%	10,354	3,833	170.1%
Contracted sales (%Gafisa)	889,761	835,443	6.5%	857,321	3.8%	1,747,082	1,394,008	25.3%
Contracted sales (100%)	1,151,788	984,308	17.0%	1,024,850	12.4%	2,176,638	1,652,729	31.7%
Contracted sales, units (% Gafisa)	4,476	5,894	-24.1%	5,253	-14.8%	9,729	9,995	-2.7%
Contracted sales, units (100%)	5,536	6,550	-15.5%	5,955	-7.0%	11,491	11,256	2.1%
Completed Projects (%Gafisa)	631,216	402,800	56.7%	325,902	93.7%	957,118	670,426	42.8%
Completed Projects, units (%Gafisa)	4,782	2,867	66.8%	2,715	76.1%	7,497	6,431	16.6%

Net revenues	927,442	705,818	31.4%	907,585	2.2%	1,835,027	1,247,705	47.1%
Gross profit	279,492	191,353	46.1%	252,656	10.6%	532,148	345,992	53.8%
Gross margin	30.1%	27.1%	302 bps	27.8%	230 bps	29.0%	27.7%	127 bps
Adjusted Gross Margin 1)	32.8%	30.1%	271 bps	30.4%	249 bps	31.6%	30.9%	75 bps
Adjusted EBITDA2)	183,970	111,318	65.3%	168,459	9.2%	352,429	187,963	87.5%
Adjusted EBITDA margin 2)	19.8%	15.8%	406 bps	18.6%	127 bps	19.2%	15.1%	414 bps
Adjusted Net profit 2)	107,171	38,962	175.1%	73,219	46.4%	180,390	96,017	87.9%
Adjusted Net margin 2)	11.6%	5.5%	604 bps	8.1%	349 bps	9.8%	7.7%	213 bps
Net profit	97,269	23,052	322.0%	64,819	50.1%	162,087	101,740	59.3%
EPS (R$)3)	0.2265	0.0884	156.2%	0.1548	46.4%	0.3775	0.3903	-3.3%
Number of shares ('000 final)3)	429,348	260,676	64.7%	418,737	2.5%	429,348	260,676	64.7%

Revenues to be recognized	3,209	3,092	3.8%	2,934	9.4%	3,209	3,092	3.8%
Results to be recognized 4)	1,167	1,125	3.8%	1,030	13.3%	1,167	1,125	3.8%
REF margin 4)	36.4%	36.4%	0 bps	35.1%	125 bps	36.4%	36.4%	0 bps

Net debt and Investor obligations	1,622,787	1,486,441	9%	1,207,988	34%	1,622,787	1,486,441	9%
Cash and cash equivalent	1,806,384	1,056,312	71%	2,125,613	-15%	1,806,384	1,056,312	71%
Equity	3,591,729	2,306,708	56%	3,492,889	3%	3,591,729	2,306,708	56%
Equity + Minority shareholders	3,591,729	2,264,340	59%	3,492,889	3%	3,591,729	2,264,340	59%
Total assets	9,168,679	6,435,538	42%	8,818,332	4%	9,168,679	6,435,538	42%
(Net debt + Obligations) / (Equity +
Minorities)	45.2%	65.6%	-2046 bps	34.6%	1060 bps	45.2%	65.6%	-2046 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Adjusted for 1:2 stock split in the 2Q09
4) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Launches

In the 2Q10, launches totaled R$ 1.0 billion, an increase of 61% compared to the 2Q09, represented by 34 projects/phases, located in 27 cities.

45% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 75% of Tenda’s launches had prices per unit below R$ 130 thousand. The Gafisa segment was responsible for 49% of launches, Alphaville accounted for 22% and Tenda for the remaining 29%.

Tenda’s launches comprised 29% of the total in the second quarter, and approximately 30%-35% of our full year estimate for the first half of launches in the affordable housing segment, since we have a higher than average concentration expected from Tenda in the second half of the year. The average price per unit of Tenda was R$ 109 thousand, one of the lowest average among homebuilders listed on the Bovespa.

The tables below detail new projects launched during the 2Q and 1H 2010 and 2009:

Table 1 - Launches per company per region
%Gafisa - R$000		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	São Paulo	384,072	241,308	59%	567,290	315,259	80%
	Rio de Janeiro	0	38,995	-100%	49,564	63,202	-22%
	Other	106,562	71,695	49%	183,078	111,899	64%
	Total	490,634	351,998	39%	799,932	490,360	63%
	Units	1,143	813	41%	1,886	1,291	46%

Alphaville	São Paulo	58,266	46,570	25%	155,534	46,570	234%
	Rio de Janeiro	-	35,896	-100%	-	35,896	-100%
	Other	169,218	-	-	169,218	21,881	673%
	Total	227,483	82,466	176%	324,752	104,347	211%
	Units	681	267	155%	1,033	439	135%

Tenda	São Paulo	37,727	55,757	-32%	70,398	55,757	26%
	Rio de Janeiro	57,073	-	-	106,365	-	-
	Other	195,611	136,061	44%	410,291	136,061	202%
	Total	290,411	191,818	51%	587,054	191,818	206%
	Units	2,574	1,488	73%	5,362	1,488	260%

Consolidated	Total - R$000	1,008,528	626,282	61%	1,711,738	786,525	118%
	Total - Units	4,398	2,568	71%	8,281	3,219	157%

Table 2 - Launches per company per unit price
%Gafisa - R$000		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	dR$500K	222,272	224,958	-1%	365,088	303,517	20%
	> R$500K	268,362	127,040	111%	434,843	186,843	133%
	Total	490,634	351,998	39%	799,932	490,360	63%

Alphaville	>R$100K;d R$500K	227,483	82,466	176%	324,752	104,347	211%
	Total	227,483	82,466	176%	324,752	104,347	211%

Tenda	d R$130K	216,666	64,079	238%	436,515	64,079	581%
	> R$130K; < R$200K	73,745	127,739	-42%	150,539	127,739	18%
	Total	290,411	191,818	51%	587,054	191,818	206%

Consolidated		1,008,528	626,282	61%	1,711,738	786,525	118%

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Pre-Sales

Pre-sales in the quarter increased by 6.5% to R$ 889.8 million when compared to the 2Q09.

The Gafisa segment was responsible for 51% of total pre-sales, while Alphaville and Tenda accounted for approximately 14% and 34% respectively. Considering Gafisa’s pre-sales, 43% corresponded to units priced below R$ 500 thousand, while 74% of Tenda’s pre-sales came from units priced below R$ 130 thousand.

The tables below illustrate a detailed breakdown of our pre-sales for the 2Q and 1H 2010 and 2009:

Table 3 - Sales per company per region
%Gafisa - R$000		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	São Paulo	319,435	198,855	61%	521,219	345,367	51%
	Rio de Janeiro	35,693	90,905	-61%	88,434	134,738	-34%
	Other	101,131	99,910	1%	222,484	179,697	24%
	Total	456,258	389,671	17%	832,138	659,802	26%
	Units	1,088	1,123	-3%	2,038	1,850	10%

Alphaville	São Paulo	39,818	40,665	-2%	105,981	43,972	141%
	Rio de Janeiro	9,234	11,635	-21%	17,770	20,721	-14%
	Other	79,740	26,659	199%	121,685	49,645	145%
	Total	128,792	78,959	63%	245,435	114,338	115%
	Units	424	406	5%	997	622	60%

Tenda	São Paulo	53,390	139,195	-62%	149,483	222,482	-33%
	Rio de Janeiro	66,035	70,217	-6%	150,988	149,130	1%
	Other	185,286	157,401	18%	369,039	248,255	49%
	Total	304,711	366,813	-17%	669,510	619,867	8%
	Units	2,964	4,366	-32%	6,694	7,523	-11%

Consolidated	Total - R$000	889,761	835,443	6.5%	1,747,082	1,394,008	25%
	Total - Units	4,476	5,894	-24%	9,729	9,995	-3%

Table 4 - Sales per company per unit price - PSV
%Gafisa - R$000		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	dR$500K	196,795	216,353	-9%	519,492	396,639	31%
	> R$500K	259,463	173,318	50%	312,645	263,163	19%
	Total	456,258	389,671	17%	832,138	659,802	26%

Alphaville	d R$100K;	-	-	-	27,450	19,569	40%
	>R$100K;dR$500K	128,792	78,959	63%	214,223	92,241	132%
	> R$500K	-	-	-	3,762	2,529	49%
	Total	128,792	78,959	63%	245,435	114,338	115%

Tenda	d R$130K	225,846	326,916	-31%	488,319	546,021	-11%
	> R$130K; <R$200K	78,865	39,897	98%	181,191	73,845	145%
	Total	304,711	366,813	-17%	669,510	619,867	8%

Consolidated	Total	889,761	835,443	7%	1,747,082	1,394,008	25%

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		2Q10	2Q09	Var. (%)	1H10	1H09	Var. (%)
Gafisa	<= R$500K	669	982	-32%	1,505	1,580	-5%
	> R$500K	419	141	197%	533	270	97%
	Total	1,088	1,123	-3%	2,038	1,850	10%

Alphaville	d R$100K;	-	-	-	253	166	52%
	> R$100K;d R$500K	424	406	4%	743	454	64%
	> R$500K	-	-	-	1	2	-50%
	Total	424	406	4%	997	622	60%

Tenda	<= R$130K	2,499	4,057	-38%	5,592	6,974	-20%
	> R$130K; <R$200K	465	309	50%	1,102	549	101%
	Total	2,964	4,366	-32%	6,694	7,523	-11%

Consolidated	Total	4,476	5,895	-24%	9,729	9,994	-3%

Sales Velocity

The consolidated company attained a sales velocity of 24.6% in the 2Q10, compared to a velocity of 23.8% in the 2Q09. Sales velocity increased as compared to the previous period, mainly due to the improved performance of Gafisa and Tenda during the quarter. The sales velocity of second quarter launches was 40.6%, which is consistent with our strategy to optimize the equilibrium between sales velocity and margins/return, fully compensating for cost pressure coming mainly from labor. Additionally, in this quarter we had a positive impact of R$ 60.8 million, mainly due to an inventory price increase.

Table 6 - Sales velocity per company
	R$ million	Launches	Sales	Price Increase + Other	Inventories end of period	Sales velocity
Gafisa	1,530.5	490.6	456.3	45.0	1,609.9	22.1%
AlphaVille	250.3	227.5	128.8	2.4	351.3	26.8%
Tenda	765.2	290.4	304.7	13.5	764.4	28.5%
Total	2,546.0	1,008.5	889.8	60.8	2,725.6	24.6%

Table 7 - Sales velocity per launch date
	2Q10
	Inventories end of period	Sales	Sales velocity
2010 launches	904,111	571,106	38.7%
2009 launches	468,650	120,567	20.5%
2008 launches	821,395	145,045	15.0%
d 2007 launches	531,443	53,043	9.1%
Total	2,725,599	889,761	24.6%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company was present in 21 different states, with 195 projects under development at the end of the second quarter, upholding and advancing its reputation for delivering projects according to schedule and within budget. Some 428 engineers and architects were in the field, in addition to approximately 543 intern engineers in training.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Further evidence of the Company’s execution capacity is the strong pace of revenue recognition, demonstrating that the execution pace of construction is trending with the level of sales growth. Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. Through the end of June, Tenda contracted 9,027 units with CEF and we have more than 17,000 additional units under analysis.

Completed Projects

During the second quarter, Gafisa completed 22 projects with 4,782 units equivalent at an approximate PSV of R$ 631 million, Gafisa delivered 4 projects, Alphaville delivered 6 projects and Tenda delivered the remaining 12 projects/phases.

The tables below list our products completed in the 2Q10:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)
Gafisa 1Q10						585	171,213

Gafisa	ISLA	April	Jan-07	São Caetano - SP	100%	240	75,683
Gafisa	RESERVA DO LAGO	June	May-07	Goiania - GO	100%	48	24,567
Gafisa	MAGIC	June	Jun-07	São Paulo - SP	100%	268	87,129
Gafisa	MIRANTE DO RIO	May	Jun-06	Belém -PA	50%	58	13,169
Gafisa 2Q10						614	200,549

Alphaville 1Q10						-	-

Alphaville	AlphaVille João Pessoa	April	Jun-08	João Pessoa - PB	100%	124	24,509
Alphaville	Alphaville Araçagy	May	Aug-07	MA	38%	126	23,136
Alphaville	Alphaville Londrina	May	Jan-08	Londrina - PR	63%	346	34,460
Alphaville	Alphaville Rio Costa do Sol F1 e F2	June	Sep-07	Rio das Ostras - RJ	58%	357	51,737
Alphaville	Alphaville Cuiabá	June	May-08	Cuiaba - MT	60%	254	24,112
Alphaville	Alphaville Jacuhy F1 e F2	June	Dec-07	Vitória - ES	65%	554	95,854
Alphaville 2Q10						1,762	253,808

Tenda 1Q10						2,130	154,689

Tenda	RESIDENCIAL JULIANA LIFE - Fase I	April	November-07	Belo Horizonte - MG	100%	280	21,000
Tenda	RESIDENCIAL BARTOLOMEU GUSMÃO II - Fase I	April	November-07	Novo Hamburgo - RS	100%	260	15,080
Tenda	RESIDENCIAL CANADA - Fases I, II e III	April	May-07	Betim - MG	100%	56	5,100
Tenda	RESIDENCIAL BETIM LIFE I	April	September-07	Governador Valadares - MG	100%	144	9,072
Tenda	RESIDENCIAL PARQUE DAS AROEIRAS LIFE I	May	January-08	Governador Valadares - MG	100%	240	20,841
Tenda	ARSENAL LIFE III - Fase I	May	October-07	São Gonçalo - RJ	100%	128	9,146
Tenda	ARSENAL LIFE IV - Fase I	May	September-07	Rio de Janeiro - RJ	100%	128	9,194
Tenda	MALAGA GARDEN - Fase I	May	February-08	Rio de Janeiro - RJ	100%	300	21,000
Tenda	Vivendas do Sol II - Fases I, II e III	May	October-09	Porto Alegre - RS	100%	200	11,608
Tenda	RESIDENCIAL MORADA DE FERRAZ - Fase I	May	March-07	Ferraz de Vasconcelos - SP	100%	110	10,098
Tenda	Valle Verde Cotia - Fase 5b	June	July-09	Cotia - SP	100%	448	38,000
Tenda	RESIDENCIAL PARQUE VALENÇA 1D - Fase I	June	December-07	Suzano - SP	100%	112	6,720
Tenda 2Q10						2,406	176,859

Total 2Q10						4,782	631,216

Total 1H10						7,497	957,118

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Land Bank

The Company’s land bank of approximately R$ 15.8 billion is composed of 198 different projects in 21 states, equivalent to more than 90 thousand units. In line with our strategy, 39% of our land bank was acquired through swaps – which require no cash obligations.

The size of our land bank continued to benefit from the disbursement of a portion of the proceeds raised in the follow-on offering concluded in 1Q10. At the end of June we recorded a net increase of R$ 121 million in the land bank, reflecting acquisitions that more than compensate the R$1 billion launches in the quarter.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)
Gafisa	d R$500K	4,261	52.4%	45.0%	7.4%	14,291
	> R$500K	3,237	31.5%	29.3%	2.1%	4,077
	Total	7,497	41.3%	36.7%	4.6%	18,368

Alphaville	d R$100K;	604	100.0%	0.0%	100.0%	9,132
	> R$100K; d R$500K	3,594	97.4%	0.0%	97.4%	20,008
	> R$500K	100	0.0%	0.0%	0.0%	130
	Total	4,298	96.8%	0.0%	96.8%	29,270

Tenda	d R$130K	3,568	31.4%	31.4%	0.0%	37,188
	> R$130K; < R$ 200K	404	0.0%	0.0%	0.0%	5,775
	Total	3,972	31.4%	31.4%	0.0%	42,963

Consolidated		15,768	39.3%	35.5%	3.8%	90,601

Number of projects
Gafisa	60
AlphaVille	42
Tenda	96
Total	198

Table 10 - Landbank Evolution

Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total

Land Bank - BoP (1Q10)	7,606	3,952	4,089	15,647
2Q10 - Net Acquisitions	381.5	573.8	173.9	1,129
2Q10 - Launches	(490.6)	(227.5)	(290.4)	(1,009)
Land Bank - EoP (2Q10)	7,497	4,298	3,972	15,768

2Q10 - Revenues

On the strength of solid sales in the 2Q10, both of newly launched projects and units from inventory, and an accelerated pace of construction, the Company was able to recognize substantial net operating revenues for 2Q10, which rose by 28.5% to R$

927.4 million from R$ 721.8 million in the 2Q09, with Tenda contributing 32% of the consolidated revenues.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		2Q10				2Q09
R$ 000		Sales	%Sales	Revenues	%Revenues	Sales	%Sales	Revenues	%Revenues
Gafisa	2010 launches	387,449	66%	96,108	15%	-	-	-	-
	2009 launches	90,820	16%	101,997	16%	180,663	39%	7,496	2%
	2008 launches	61,589	11%	209,531	33%	118,484	25%	118,323	27%
	d 2007 launches	45,193	8%	207,558	33%	169,482	36%	308,375	69%

	Third-Party Construction
	Revenues/Others	-	-	12,276	2%	-	-	10,317	3%
	Total Gafisa	585,050	100%	627,470	100%	468,630	100%	444,512	100%

Tenda	Total Tenda	304,711	---	299,972	---	366,813	---	261,427	---

Total		889,761		927,442		835,443		705,939

2Q10 - Gross Profits

On a consolidated basis, gross profit for the 2Q10 totaled R$ 279.5 million, an increase of 46% over 2Q09, reflecting continued growth and business expansion. The gross margin for 2Q10 reached 30.1% (32.8% w/o capitalized interest) 302 bps higher than the 2Q09.

Table 12 - Capitalized interest
(R$000)		2Q10	2Q09	1Q10
Consolidado	Initial balance	94,101	91,254	91,568
	Capitalized interest	32,900	25,900	25,373
	Interest transfered to COGS	(25,104)	(21,317)	(22,840)
	Final balance	101,897	95,837	94,101

2Q10 - Selling, General, and Administrative Expenses (SG&A)

In the second quarter 2010, SG&A expenses totaled R$ 116.1 million, compared to R$ 110.5 in the same period of 2009. When compared to the 1Q10, SG&A increased from R$ 108.7 million to R$ 116.1 million. This increase in selling expenses was mainly related to higher launches and sales volume in the second quarter when compared to the 2Q09 and 1Q10. Despite this increase, we have seen an improvement in the G&A structures resulting in efficiencies when compared to the 2Q09, reflecting the benefits of the incorporation of Tenda.

The Company’s SG&A/Net Revenue ratio improved by 312 bps as compared to the 2Q09, mainly due to the continued gains in operating efficiency at Tenda and from synergy gains related to the merger of Tenda into Gafisa. As Tenda’s sales and revenues continue to ramp up in the coming quarters, it is expected that costs associated with its sales platform will be diluted and fixed cost ratios will improve.

It is noteworthy that we already achieved a comfortable level of SG&A/Net Revenue even before capturing all of the expected synergies such as those related to Tenda’s utilization of SAP enterprise software, which began in July 2010. We expect to capture more benefits in 2011, including increased dilution.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

When compared to the 2Q09, all expense ratios improved as compared to net revenues, resulting in a comfortable ratio of SG&A/Net Revenues of 12.5%, compared to 15.7% in 2Q09.

Table 13 - Sales and G&A Expenses
(R$'000)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Selling expenses	61,140	51,182	51,294	19%	19%
	G&A expenses	55,125	59,312	57,418	-7%	-4%
	SG&A	116,265	110,493	108,712	5%	7%
	Selling expenses / Launches	6.1%	8.2%	7.3%	-211 bps	-123 bps
	G&A expenses / Launches	5.5%	9.5%	8.2%	-400 bps	-270 bps
	SG&A / Launches	11.5%	17.6%	15.5%	-611 bps	-393 bps
	Selling expenses / Sales	6.9%	6.1%	6.0%	75 bps	89 bps
	G&A expenses / Sales	6.2%	7.1%	6.7%	-90 bps	-50 bps
	SG&A / Sales	13.1%	13.2%	12.7%	-16 bps	39 bps
	Selling expenses / Net revenue	6.6%	7.3%	5.7%	-66 bps	94 bps
	G&A expenses / Net revenue	5.9%	8.4%	6.3%	-246 bps	-38 bps
	SG&A / Net revenue	12.5%	15.7%	12.0%	-312 bps	56 bps

2Q10 - Other Operating Results

In the 2Q10, our results reflected a negative impact of R$6.9 million, compared to R$ 16.3 million in the 2Q09 mainly due to higher contingency provisions in the previous period.

2Q10 - Adjusted EBITDA

Our Adjusted EBITDA for the 2Q10 totaled R$ 184 million, 65.3% higher than the R$ 111.3 million for 2Q09, with a consolidated adjusted margin of 19.8%, compared to 15.8% in the 2Q09.

This gain is part of an expected gradual recovery due to the fact that the Company’s results recognition increasingly reflects the execution of recent projects at the same time that our older-low margin projects are being delivered. This positive trend is clearly reflected in our Backlog margin of 36.4%.

Gafisa also benefitted from robust market fundamentals and strong demand that permitted higher pricing in markets such as São Paulo, mainly in the mid and upper middle segments, while improved G&A and direct selling expenses as a percentage of net revenues also contributed to higher EBITDA margin.

We continue to be confident that additional synergies related to the merger of Tenda could also benefit our margins in the future, and accordingly we are confident that we can achieve a result in keeping with our guidance of 18.5% to 20.5% EBITDA margin for 2010.

We adjust our EBITDA for expenses associated with stock options plans, as it represents a non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Net profit	97,269	23,052	64,819	322%	50%
	(+) Financial result	20,853	20,169	39,673	3%	-47%
	(+) Income taxes	22,060	2,737	22,489	706%	-2%
	(+) Depreciation and Amortization	8,781	6,400	10,238	37%	-14%
	(+) Capitalized interest	25,106	21,316	22,840	18%	10%
	(+) Stock option plan expenses	2,584	3,750	3,183	-31%	-19%
	(+) Non recurring expenses	259	-	474	0%	-45%
	(+) Minority shareholders	7,059	12,160	4,744	-42%	49%
	(+) Provisions	-	21,735	-	-	-
	Adjusted EBITDA	183,970	111,318	168,459	65%	9%
	Net revenues	927,442	705,818	907,585	31%	2%
	Adjusted EBITDA margin	19.8%	15.8%	18.6%	406 bps	128 bps

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

2Q10 - Depreciation and Amortization

Depreciation and amortization in the 2Q10 was R$ 8.8 million, an increase of R$ 2.5 million when compared to the R$ 6.4 million recorded in 2Q09, reflecting business increased operations.

2Q10 – Financial Result

Net financial expenses totaled R$ 13.9 million in 2Q10, compared to net financial expenses of R$ 12.7 million in the 2Q09, since the average net debt for both periods was about the same. When compared to a net expense of R$ 33.3 million in the 1Q10, the reduction was mainly derived from the equity offering proceeds, which benefited the financial revenue account due to a higher average cash balance.

2Q10 - Taxes

Income taxes, social contribution and deferred taxes for 2Q10 amounted to R$ 22.1 million compared to R$20.6 million in 2Q09. The effective tax rate was 16.5% in the 2Q10 compared to 21% in 2Q09, mainly due to the deferred tax over the amortization of Tenda’s negative goodwill that negatively impacted the 2Q09.

2Q10 - Adjusted Net Income

Net income in 2Q10 was R$ 97.3 million compared to R$ 23.3 million in the 2Q09. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 107.2 million, with an adjusted net margin of 11.6%., representing growth of R$ 68 million when compared to the R$ 39 million in the 2Q09.

2Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods were R$ 0.23/share in the 2Q10 compared to R$ 0.09/share in 2Q09, a 156.2% increase. Shares outstanding at the end of the period were 428.7 million (ex. Treasury shares) and 260.7 million in the 2Q09.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.16 billion in the 2Q10, R$ 37 million higher than 2Q09. The consolidated margin in the 2Q10 was 36.4%, 125 bps higher than the 1Q10, reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while our older-lower margin projects are less and less, since we are delivering them.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Revenues to be recognized	3,209	3,092	2,934	3.8%	9.4%
	Costs to be recognized	(2,042)	(1,968)	(1,904)	3.8%	7.3%
	Results to be recognized (REF)	1,167	1,125	1,030	3.8%	13.3%
	REF margin	36.4%	36.4%	35.1%	0 bps	125 bps
Note: Revenues to be recognized are net from PIS/Cofins (3.65%); excludes the AVP method introduced by law 11,638

Balance Sheet

Cash and Cash Equivalents

On June 30, 2010, cash and cash equivalents exceeded R$ 1.8 billion, 15% lower than the balance of R$ 2.1 billion as of March 31, 2010, and 70% higher than the R$ 1.06 billion recorded at the end of 2Q09, reflecting the proceeds from the equity offering completed at the end of 1Q10.

Accounts Receivable

At the conclusion of the 2Q10, total accounts receivable increased by 10% to R$ 7.9 billion, compared to R$ 7.2 billion in 1Q10, and an increase of 30% as compared to the R$ 6.0 billion balance in the 2Q09, reflecting increasing sales activity.

Table 16 - Total receivables
(R$ million)		2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Consolidated	Receivables from developments - ST	1,466.0	1,392.5	1,502.9	5%	-2%
	Receivables from developments - LT	1,864.6	1,740.5	1,542.2	7%	21%
	Receivables from PoC - ST	2,470.9	989.3	2,193.7	150%	13%
	Receivables from PoC - LT	2,075.2	1,924.0	1,922.5	8%	8%
	Total	7,876.7	6,046.4	7,161.2	30%	10%
Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 2.7 billion in 2Q10, an increase of 2% when compared to R$ 2.68 billion registered in the 2Q09. This almost flat market value reflects a relative reduction to a comfortable 9.2 months of sales based on 2Q10 sales figures.

Finished units represented 11.6% of our inventory at market value, while 56% of the total inventory reflects units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		2Q10	2Q09	1Q10	2Q10x2Q09	2Q10x1Q10
Consolidated	Land	701,790	747,762	745,119	-6.1%	-5.8%
	Units under construction	947,023	896,900	842,022	5.6%	12.5%
	Completed units	205,739	145,263	169,373	41.6%	21.5%
	Total	1,854,552	1,789,925	1,756,514	3.6%	5.6%

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Table 18 - Inventories at market value per company
PSV - (R$000)		2Q10	2Q09	1Q10	2Q10x2Q09	2Q10x1Q10
Gafisa	2010 launches	574,234	-	232,793	-	147%
	2009 launches	366,541	293,807	457,995	25%	-20%
	2008 launches	601,252	801,983	643,511	-25%	-7%
	2007 and earlier launches	419,205	649,368	446,506	-35%	-6%
	Total	1,961,232	1,745,157	1,780,805	12%	10%

Tenda	2010 launches	329,877	-	188,727	0%	75%
	2009 launches	102,109	136,859	123,740	-25%	-17%
	2008 launches	220,143	483,850	325,067	-55%	-32%
	2007 and earlier launches	112,238	313,298	127,647	-64%	-12%
	Total	764,367	934,007	765,180	-18%	0%

Consolidated	Total	2,725,599	2,679,165	2,545,985	1.7%	7.1%

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30%to 70% constructed	More than 70% constructed	Finished units	Total 2Q10
Gafisa	400,406	310,502	634,342	363,391	252,591	1,961,232
Tenda	64,181	333,368	254,754	48,233	63,830	764,367
Total	464,588	643,870	889,096	411,624	316,421	2,725,599

Liquidity

On June 30, 2010, Gafisa had a cash position of R$ 1.8 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.4 billion, resulting in a net debt and obligations of R$ 1.6 billion. Net debt and investor obligation to equity and minorities ratio was 45.2% compared to 34.6% in 1Q10, mainly due to the R$ 415 million cash burn in the quarter. When excluding Project Finance, this ratio reached a negative -2.4% net debt/Equity, a comfortable leverage level with a competitive cost, of less than 100% of the Selic rate.

Gafisa’s cash burn rate of R$ 415 million during the second quarter reflected a strong pace of construction activity at the Company and a R$ 46 million expenditures in Land acquisition. Efforts undertake to reduce the construction cycle and increased amount of receivables to be collected are expected to start to slow or revert this rate in 2011.

Currently we have access to a total of R$ 3.8 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 1.8 billion in signed contracts and R$ 668 million in contracts in process, giving us additional availability of R$ 1.3 billion.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

We also have receivables (from units already delivered) of R$ 250 million available for securitization. The following tables set forth information on our debt position as of June 30, 2010.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Debentures - FGTS (project finance)	1,208,939	607,514	1,231,575	99.0%	-1.8%
Debentures - Working Capital	662,669	500,388	656,217	32.4%	1.0%
Project financing (SFH)	499,186	398,648	458,008	25.2%	9.0%
Working capital	678,377	730,804	687,801	-7.2%	-1.4%
Incorporation of controlling company	-	5,399	-	-	-
Total consolidated debt	3,049,171	2,242,753	3,033,601	36%	1%

Consolidated cash and availabilities	1,806,384	1,056,312	2,125,613	71%	-15%
Investor Obligations	380,000	300,000	300,000	-	-
Net debt and investor obligations	1,622,787	1,486,441	1,207,988	9%	34%

Equity + Minority shareholders	3,591,729	2,264,340	3,492,889	59%	3%
(Net debt + Obligations) / (Equity + Minorities)	45.2%	65.6%	34.6%	-2046 bps	1060 bps
(Net debt + Ob.) / (Eq + Min.) - Exc.
Project Finance (SFH + FGTS Deb.)	-2.4%	21%	-13.8%	-2359 bps	1141 bps

Table 21 - Debt maturity per company

(R$ million)	Average Cost (p.a.)	Total	Up to June/2011	Up to June/2012	Up to June/2013	Up to June/2014	Up to June/2015
Debentures - FGTS (project finance)	(8.25% - 8.92%) + TR	1,208.9	8.9	-	450.0	600.0	150.0
Debentures - Working Capital	CDI + (1.5% - 3.25%)	662.7	114.7	423.0	125.0	-	-
Project financing (SFH)	(8.30% - 12%) + TR	499.2	337.4	143.9	17.9	-	-
Working capital	CDI + (0.66% - 4.2%)	678.4	487.9	146.6	37.9	6.0	-
Total consolidated debt	10.6%	3,049	949	713	631	606	150
%Total			31%	23%	21%	20%	5%

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Outlook

Gafisa continues to expect launches in the range of R$ 4 billion to R$ 5 billion through 2010, with an expected full year 2010 EBITDA margin to reach between 18.5%- 20.5%.

Through the first half of 2010, Gafisa reached 38% of the mid range of the launches guidance, in line with historical seasonality. Regarding EBITDA Margin, Gafisa delivered 19.8% in the 2Q10 and 19.2% in the 1H10, well within the previously stated guidance range.

Launches		Guidance	2Q10%		1H10%
(R$ million)		2010
Gafisa	Min.	4,000		25%		43%
(consolidated)	Average	4,500	1,009	22%	1,712	38%
	Max.	5,000		20%		34%

EBITDA Margin (%)		Guidance	2Q10%		1H10%
		2010
Gafisa	Min.	18.5%		130 bps		70 bps
(consolidated)	Average	19.5%	19.8%	30 bps	19.2%	-30 bps
	Max.	20.5%		-70 bps		-130 bps

The second quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which gives the option for the listed Companies presents your 2010 quarterly information based o accounting practices in force at December 31, 2009.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$ 1,800 per square meter.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 990 developments and built more than 11 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Patrícia Queiroz
Rodrigo Pereira	Máquina da Notícia Comunicação
Phone: +55 11 3025-9297 /	Integrada
9242 / 9305	Phone: +55 11 3147-7409
Email: ri@gafisa.com.br	Fax: +55 11 3147-7900
Website: www.gafisa.com.br/ir	E-mail:

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

The following table sets projects launched during 1H10:

Table 22 - Projects launched

Company	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 30/Jun/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	62%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	29%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	48%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	63%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	39%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	50%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	75%
Gafisa	Fradique Coutinho - MOSAICO	April	São Paulo - SP	100%	62	42,947	90%
Gafisa	Pateo Mondrian (Mota Paes)	April	São Paulo - SP	100%	115	82,267	69%
Gafisa	Jatiuca - Maceió - AL - Fase 2	April	Maceió - AL	50%	24	7,103	7%
Gafisa	Zenith - It Fase 3	April	São Paulo - SP	100%	24	97,057	18%
Gafisa	Grand Park Varandas - FI	April	São Luis - MA	50%	94	19,994	99%
Gafisa	Canto dos Pássaros_Parte 2	May	Porto Alegre - RS	80%	90	16,692	6%
Gafisa	Grand Park Varandas - FII	May	São Luis - MA	50%	75	16,905	98%
Gafisa	Grand Park Varandas - FIII	May	São Luis - MA	50%	57	12,475	51%
Gafisa	JARDIM DAS ORQUIDEAS	June	São Paulo - SP	50%	102	43,734	89%
Gafisa	JARDIM DOS GIRASSOIS	June	São Paulo - SP	50%	150	44,254	85%
Gafisa	Pátio Condomínio Clube - Kelvin	June	São José dos Campos - SP	100%	96	34,140	11%
Gafisa	Vila Nova São José QF	June	São José dos Campos - SP	100%	152	39,673	1%
Gafisa	PARQUE ECOVILLE Fase1	June	Curitiba - PR	50%	102	33,392	19%
Gafisa					1,886	799,932	50%
Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	352	97,269	91%
Alphaville	AlphaVille Mossoró F2	May	Mossoró - RN	53%	93	10,731	46%
Alphaville	Alphaville Ribeirão Preto F2	June	Ribeirão Preto - SP	60%	182	54,381	15%
Alphaville	Alphaville Brasília	June	Brasília-DF	34%	170	73,974	53%
Alphaville	Alphaville Jacuhy F3	June	Vitória - ES	65%	168	56,336	7%
Alphaville	Brasília Terreneiro	June	Brasília-DF	13%	65	28,175	53%
Alphaville	Living Solutions	June	São Paulo - SP	100%	4	3,884	100%
Alphaville					1,033	324,752	50%
Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	77%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	85%
Tenda	Fit Nova Vida - Taboãozinho	February	São Paulo - SP	100%	137	7,261	23%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	71%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	98%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	81%
Tenda	Grand Ville das Artes - Matisse Life V	March	Lauro de Freitas - BA	100%	120	10,805	71%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	79%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	71%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	95%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	23%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	26%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	35%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	66%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	57%
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	59%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	100%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	49%
Tenda	Coronel Vieira - Estação Carioca	April	Rio de Janeiro - RJ	100%	158	16,647	89%
Tenda	Portal das Rosas	April	Osasco-SP	100%	132	12,957	85%
Tenda	Igara III	May	Canoas - RS	100%	240	23,601	10%
Tenda	Portal do Sol - Fase 6	May	Belford Roxo - RJ	100%	64	6,146	48%
Tenda	Grand Ville das Artes - Fase 9	May	Lauro de Freitas - BA	100%	120	11,403	15%
Tenda	Gran Ville das Artes - Fase 8	May	Lauro de Freitas - BA	100%	100	9,433	50%
Tenda	Vale do Sol Life	June	Rio de Janeiro - RJ	100%	79	8,124	28%
Tenda	Engenho Life IV	June	Rio de Janeiro - RJ	100%	197	19,968	49%
Tenda	Residencial Club Cheverny	June	Goiânia - GO	100%	384	52,414	1%
Tenda	Assunção Life	June	Belo Horizonte - MG	100%	440	55,180	38%
Tenda	Residencial Brisa do Parque II	June	São José dos Campos - SP	100%	105	12,786	19%
Tenda	Portal do Sol Life VII	June	Belford Roxo - RJ	100%	64	6,188	15%
Tenda	Vale Verde Cotia F5B	June	Cotia - SP	100%	116	11,984	37%
Tenda	San Martin	June	Belo Horizonte - MG	100%	132	21,331	53%
Tenda	Brisas do Guanabara	June	Vitória da Conquista - BA	80%	243	22,248	1%
Tenda					5,362	587,054	48%
Total					8,280	1,711,738	49%

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the second quarter ended on June 30, 2010.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		2Q10	1Q10	2Q10	1Q10	2Q10	1Q10
Gafisa	Pateo Mondrian (Mota Paes)	36%	0%	76%	0%	18,768	-
Gafisa	IT STYLE - FASE 1	51%	44%	82%	70%	17,953	25,954
Gafisa	ENSEADA DAS ORQUÍDEAS	89%	79%	96%	98%	17,006	16,273
Gafisa	Fradique Coutinho - MOSAICO	44%	0%	89%	0%	15,379	-
Gafisa	SUPREMO	81%	72%	98%	97%	15,255	16,596
Gafisa	PQ BARUERI COND - FASE 1	73%	63%	69%	67%	14,195	14,962
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	84%	73%	62%	57%	13,321	14,633
Gafisa	Vistta Santana	58%	53%	92%	84%	11,982	8,673
Gafisa	VISION - CAMPO BELO	96%	87%	98%	96%	11,843	13,386
Gafisa	Mansão Imperial - Fase 2b	44%	0%	41%	19%	11,302	-
Gafisa	VP HORTO - FASE 1 (OAS)	100%	92%	99%	98%	10,620	12,032
Gafisa	RESERVA BOSQUE RESORT - F 1	48%	28%	98%	97%	10,507	2,891
Gafisa	Chácara Santana	69%	56%	95%	94%	9,255	5,304
Gafisa	OLIMPIC BOSQUE DA SAÚDE	97%	86%	100%	96%	9,090	9,865
Gafisa	ALEGRIA FASE 1	45%	29%	64%	63%	8,298	2,829
Gafisa	Zenith - It Fase 3	46%	0%	18%	0%	7,788	-
Gafisa	Riservato	40%	0%	78%	35%	7,664	-
Gafisa	LONDON GREEN	99%	99%	93%	92%	7,524	26,419
Gafisa	MONT BLANC	63%	55%	38%	36%	7,486	4,769
Gafisa	BRINK	72%	56%	92%	90%	7,333	4,913
Gafisa	Vila Nova São José F1 - Metropolitan	51%	6%	54%	48%	7,229	164
Gafisa	MAGIC	100%	99%	84%	80%	7,214	12,975
Gafisa	LAGUNA DI MARE - FASE 2	47%	34%	72%	69%	6,895	7,716
Gafisa	Gafisa Corporate - Jardim Paulista	70%	69%	95%	83%	6,865	75,284
Gafisa	MISTRAL	49%	36%	87%	84%	6,561	2,568
Gafisa	TERRAÇAS ALTO DA LAPA	100%	94%	95%	94%	6,022	7,827
Gafisa	ECOLIVE	59%	47%	98%	94%	5,950	5,492
Gafisa	EVIDENCE	98%	85%	82%	77%	5,900	4,990
Gafisa	Reserva das Laranjeiras	83%	75%	100%	100%	5,832	4,933
Gafisa	London Ville Avenida Copacabana - Barueri	21%	0%	42%	32%	5,793	-
Gafisa	GRAND VALLEY NITERÓI - FASE 1	61%	51%	91%	92%	5,749	5,943
Gafisa	SOLARES DA VILA MARIA	92%	79%	100%	99%	5,595	5,967
Gafisa	VISION BROOKLIN	41%	39%	97%	91%	5,590	9,760
Gafisa	Magnific	82%	73%	67%	56%	5,394	1,877
Gafisa	TERRAÇAS TATUAPE	70%	59%	78%	76%	5,300	5,302
Gafisa	Alegria - Fase2A	40%	21%	68%	60%	5,215	1,466
Gafisa	CELEBRARE RESIDENCIAL	96%	87%	86%	85%	5,094	2,412
Gafisa	Brink F2 - Campo Limpo	72%	56%	89%	77%	4,961	2,555
Gafisa	CARPE DIEM - BELEM	56%	46%	70%	66%	4,937	2,932
Gafisa	PRIVILEGE RESIDENCIAL SPE	98%	87%	88%	87%	4,825	4,343
Gafisa	Supremo Ipiranga	38%	31%	80%	71%	4,747	3,445
Gafisa	Nouvelle	35%	28%	84%	45%	4,704	3,342
Gafisa	Alegria - Fase2B	24%	0%	53%	34%	4,674	-
Gafisa	Vila Nova São José - F1a	64%	54%	72%	72%	4,626	11,211
Gafisa	Bella Vista - Fase 1	74%	66%	50%	40%	4,508	2,742
	Other					153,842	193,654
	Total Gafisa					526,591	558,398
Alphaville	Vitória	98%	44%	96%	95%	16,899	14,794
Alphaville	Rio das Ostras	98%	54%	100%	100%	10,200	15,020
Alphaville	Ribeirão Preto	13%	0%	92%	0%	8,427	4,936
Alphaville	Manaus	100%	100%	100%	100%	8,243	107
Alphaville	Piracicaba	39%	0%	93%	0%	7,520	4,407
Alphaville	Litoral Norte	100%	100%	99%	100%	6,390	4,575
Alphaville	Votorantim F1	46%	4%	82%	61%	6,258	2,500
Alphaville	Mossoró	62%	4%	98%	40%	5,218	1,273
Alphaville	Brasília - Incorporação	14%	0%	55%	0%	4,635	-
Alphaville	Caruaru (Vargem Grande)	64%	3%	99%	98%	3,748	1,967
Alphaville	Other					23,342	19,409
	Total AUSA					100,879	68,987

	Total Tenda					299,972	280,199

	Consolidated Total					927,442	907,585

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Consolidated Income Statement

R$ 000	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
Gross Operating Revenue	1,003,861	733,197	938,876	36.9%	6.9%
Real Estate Development and Sales	990,269	723,409	930,999	36.9%	6.4%
Construction and Services Rendered	13,592	9,788	7,877	38.9%	72.6%
Deductions	(76,419)	(27,379)	(31,291)	179.1%	144.2%

Net Operating Revenue	927,442	705,818	907,585	31.4%	2.2%

Operating Costs	(647,950)	(514,465)	(654,929)	25.9%	-1.1%

Gross profit	279,492	191,353	252,656	46.1%	10.6%

Operating Expenses
Selling Expenses	(61,140)	(51,182)	(51,294)	19.5%	19.2%
General and Administrative Expenses	(55,125)	(59,312)	(57,418)	-7.1%	-4.0%
Other Operating Revenues / Expenses	(6,947)	(16,341)	(1,980)	-57.5%	250.9%
Depreciation and Amortization	(8,781)	(6,400)	(10,238)	37.2%	-14.2%
Operating results	147,240	58,118	131,726	153.3%	11.8%
Financial Income	40,929	37,768	23,929	8.4%	71.0%
Financial Expenses	(61,782)	(57,937)	(63,602)	6.6%	-2.9%
Income Before Taxes on Income	126,387	37,949	92,053	233.0%	37.3%
Deferred Taxes	(12,083)	1,782	(14,743)	-778.1%	-18.0%
Income Tax and Social Contribution	(9,977)	(4,519)	(7,746)	120.8%	28.8%
Income After Taxes on Income	104,327	35,212	69,564	196.3%	50.0%
Minority Shareholders	(7,058)	(12,160)	(4,745)	-42.0%	48.7%
Net Incom e	97,269	23,052	64,819	322.0%	50.1%

Net Incom e Per Share (R$)	0.22655	0.08843	0.15480	156.2%	46.4%

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Consolidated Balance Sheet

	2Q10	2Q09	1Q10	2Q10 x 2Q09	2Q10 x 1Q10
ASSETS
Current Assets
Cash and banks	306,330	129,543	338,672	136.5%	-9.5%
Financial investments	1,500,054	926,769	1,786,941	61.9%	-16.1%
Receivables from clients	2,470,944	989,326	2,193,650	149.8%	12.6%
Properties for sale	1,446,760	1,250,203	1,327,966	15.7%	8.9%
Other accounts receivable	141,740	78,141	95,436	81.4%	48.5%
Deferred taxes	-	13,237	-	-100.0%	0.0%
Deferred selling expenses	20,592	2,879	18,802	615.2%	9.5%
Prepaid expenses	15,283	22,098	12,250	-30.8%	24.8%
	5,901,703	3,412,196	5,773,717	73.0%	2.2%
Long-term Assets
Receivables from clients	2,075,161	1,924,000	1,922,482	7.9%	7.9%
Properties for sale	407,792	539,722	428,549	-24.4%	-4.8%
Deferred taxes	311,693	227,848	307,132	36.8%	1.5%
Other	201,520	84,421	118,602	138.7%	69.9%
	2,996,166	2,775,991	2,776,765	7.9%	7.9%

Investments	194,871	195,088	195,534	-0.1%	-0.3%
Property, plant and equipment	59,659	49,126	60,269	21.4%	-1.0%
Intangible assets	16,280	8,305	12,047	96.0%	35.1%
	270,810	252,519	267,850	7.2%	1.1%

Total Assets	9,168,679	6,440,706	8,818,332	42.4%	4.0%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	825,382	388,671	735,741	112.4%	12.2%
Debentures	123,608	113,902	139,792	8.5%	-11.6%
Obligations for purchase of land and advances
from clients	466,078	489,656	470,986	-4.8%	-1.0%
Materials and service suppliers	244,545	155,701	234,648	57.1%	4.2%
Taxes and contributions	154,983	120,624	143,196	28.5%	8.2%
Taxes, payroll charges and profit sharing	73,057	71,159	64,851	2.7%	12.7%
Provision for contingencies	6,312	9,437	7,326	-33.1%	-13.8%
Dividends	52,287	26,106	54,468	100.3%	-4.0%
Deferred taxes	-	28,159	-	-	-
Other	217,569	103,128	205,465	111.0%	5.9%
	2,163,821	1,506,543	2,056,473	43.6%	5.2%
Long-term Liabilities
Loans and financings	352,181	746,180	410,067	-52.8%	-14.1%
Debentures	1,748,000	994,000	1,748,000	75.9%	0.0%
Obligations for purchase of land	176,084	140,439	161,194	25.4%	9.2%
Deferred taxes	484,453	298,408	452,496	62.3%	7.1%
Provision for contingencies	123,155	72,700	117,476	69.4%	4.8%
Other	521,211	360,120	371,534	44.7%	40.3%
Deferred income on acquisition	8,045	15,608	8,203	-48.5%	-1.9%
	3,413,129	2,627,455	3,268,970	29.9%	4.4%

Minority's
Shareholders' Equity
Capital	2,712,899	1,232,579	2,691,218	120.1%	0.8%
Treasury shares	(1,731)	(18,050)	(1,731)	-90.4%	0.0%
Capital reserves	290,507	189,389	293,626	53.4%	-1.1%
Revenue reserves	381,651	330,629	381,651	15.4%	0.0%
Retained earnings/accumulated losses	162,087	25,067	64,819	546.6%	0.0%
Minority's	46,316	547,094	63,306	-91.5%	-26.8%
	3,591,729	2,306,708	3,492,889	55.7%	2.8%
Liabilities and Shareholders' Equity	9,168,679	6,440,706	8,818,332	42.4%	4.0%

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

Consolidated Cash Flows

	2Q10	2Q09
Income Before Taxes on Income	126,387	37,949

Expenses (income) not affecting w orking capital
Depreciation and amortization	8,781	6,400
Expense w ith stock option plan	2,584	3,746
Unrealized interest and charges, net	27,529	45,752
Disposal of fixed asset	(331)	49
Warranty provision	3,615	1,566
Provision for contingencies	2,819	24,950
Profit sharing provision	10,886	7,395
Allow ance (reversal) for doubtful debts		813

Decrease (increase) in assets
Clients	(429,973)	(320,539)
Properties for sale	(98,037)	58,301
Other receivables	(143,442)	128,667
Deferred selling expenses	(1,790)	(3,866)
Prepaid expenses	117	519

Decrease (increase) in liabilities
Obligations for purchase of land and advances from customers	12,686	(80,743)
Taxes and contributions	7,265	(14,059)
Trade accounts payable	9,897	47,643
Salaries, payroll charges	(4,371)	3,538
Other accounts payable	138,256	(76,999)

Cash used in operating activities	(327,122)	(128,918)

Investing activities

Purchase of property and equipment and deferred charges	(10,649)	(13,089)
Restricted cash in guarantee to loans	275,926	(543,219)
Cash used in investing activities	265,277	(556,308)

Financing activities

Capital increase	21,681	3,062
Follow on expenses	(9,439)	-
Capital reserve increase	18,759	-
Increase in loans and financing	136,286	930,036
Repayment of loans and financing	(148,245)	(292,999)
Assignment of credit receivables, net	32,772	3,581
Proceeds from subscription of redeemable equity interest in securitization	(4,314)	(10,935)
CCI - cessão de crédito imobiliário	-	69,315
Impostos pagos	(7,058)	(4,519)
Net cash provided by financing activities	40,442	697,541

Net increase (decrease) in cash and cash equivalents	(21,403)	12,315

At the beggining of the period	374,411	130,339
At the end of the period	353,008	142,654

Net increase (decrease) in cash and cash equivalents	(21,403)	12,315

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 06/30/2010

01610-1                   GAFISA S/A 01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICERS	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	04 - STATEMENT OF CASH FLOW	9
05	01	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2010 TO 06/30/2010	11
05	02	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010	12
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	14
09	01	CONSOLIDATED STATEMENT OF INCOME	16
10	01	10.01 – CONSOLIDATED STATEMENT OF CASH FLOW	18
11	01	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 04/01/2010 TO 06/30/2010	20
11	02	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 06/30/2010	21
06	01	NOTES TO THE QUARTERLY INFORMATION	22
07	01	COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER	68
12	01	COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	69
17	01	GUIDANCE	93
20	01	OTHER RELEVANT INFORMATION	94
21	01	SPECIAL REVIEW REPORT	97

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 2, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer